
www.KCRA.com
Kansas City
Severe
Map Room
Slideshows

THE ULTIMATE LOCAL MEDIA EXPERIENCE

HEARST-ARGYLE *television inc*

www.hearstargyle.com

2007 Annual Report

ABC AFFILIATES

Market	Market Rank	Station [2]	Channel Analog/Digital	U.S. Household Coverage [3]	Digital Multicast Channel	Website
Boston, MA	7	WCVB	5/20	2.1%		TheBostonChannel.com
Manchester, NH [4]		WMUR	9/59	—		WMUR.com
Pittsburgh, PA	22	WTAE	4/51	1.0%	WTAE Weather Now	ThePittsburghChannel.com
Kansas City, MO	31	KMBC	9/7	0.8%	KMBC Weather Now	KMBC.com
Milwaukee, WI	34	WISN	12/34	0.8%		WISN.com
West Palm Beach, FL	38	WPBF	25/16	0.7%	WPBF Weather Now	WPBF.com
Albuquerque, NM	44	KOAT	7/21	0.6%		KOAT.com
Oklahoma City, OK	45	KOCO	5/7	0.6%		KOCO.com
Honolulu, HI	73	KITV	4/40	0.4%	KITV Weather Now	KITV.com
Omaha, NE	75	KETV	7/20	0.4%	KETV Weather Now	KETV.com
Portland/Auburn, ME	76	WMTW	8/46	0.4%	WMTW Weather Now	WMTW.com
Jackson, MS	90	WAPT	16/21	0.3%		WAPT.com
Fort Smith/Fayetteville, AR	102	KHBS	40/21	0.3%		4029TV.com
		KHOG	29/15			

NBC AFFILIATES

Market	Market Rank	Station [2]	Channel Analog/Digital	U.S. Household Coverage	Digital Multicast Channel	Website
Orlando, FL	19	WESH	2/11	1.3%	WESH Weather Plus	WESH.com
Sacramento, CA	20	KCRA	3/35	1.2%	KCRA Weather Plus	KCRA.com
Baltimore, MD	24	WBAL	11/59	1.0%	WBAL Weather Plus	WBALtv.com
Cincinnati, OH	33	WLWT	5/35	0.8%	WLWT Weather Plus	WLWT.com
Greenville, SC	36	WYFF	4/59	0.7%	WYFF Weather Plus	WYFF4.com
Lancaster, PA	41	WGAL	8/58	0.6%	WGAL Weather Plus	WGAL.com
Greensboro/Winston-Salem, NC	46	WXII	12/31	0.6%	WXII Weather Plus	WXII12.com
New Orleans, LA	53	WDSU	6/43	0.5%	WDSU Weather Plus	WDSU.com
Plattsburgh, NY/Burlington, VT	92	WPTZ	5/14	0.3%	WPTZ Weather Plus	WPTZ.com
		WNNE	31/25		WNNE Weather Plus	
Monterey/Salinas, CA	124	KSBW	8/10	0.2%	KSBW Weather Plus	KSBW.com

CBS & OTHER AFFILIATES

Market	Market Rank	Station [2]	Channel Analog/Digital	U.S. Household Coverage [3]	Digital Multicast Channel	Website
Louisville, KY	48	WLKY (CBS)	32/26	0.6%		WLKY.com
Des Moines, IA	71	KCCI (CBS)	8/31	0.4%	KCCI Weather Now	KCCI.com
Tampa, FL	13	WMOR (IND)	32/19	1.6%		MoreTV32.com
Orlando, FL [5]	19	WKCF (CW)	18/17	1.3%		CW18TV.com
Sacramento, CA [5]	20	KQCA (MNT)	58/46	—		My58.com
Kansas City, MO [5]	31	KCWE (CW)	29/31	—		KCWE.com

RADIO STATIONS

Market	Market Rank	Format	Call Letters	Dial Position	Website
		NEWS/TALK	WBAL-AM	1090	WBAL.com
Baltimore, MD	21	ROCK	WIYY-FM	97.9	98Online.com

INVESTMENTS, STRATEGIC ALLIANCES AND OTHER

Internet Broadcasting Systems, Inc. (www.ibsys.com) (41.1% Ownership interest)
Ripe Digital Entertainment (www.ripedigital.com) (24.7% Ownership interest)
HighSchoolPlaybook.com
Local YouTube channels

(1) Market rank is based on the relative size of the DMAs (defined by Nielsen, for TV, and Arbitron, for radio, as geographic markets for the sale of national "spot" and local advertising time) among the 210 generally recognized DMAs in the U.S., based on estimates for the 2007–2008 season.
(2) ABC refers to the ABC Television Network; CBS refers to the CBS Television Network; IND refers to an independent station not affiliated with a network; NBC refers to the NBC Television Network; CW refers to The CW Network, and MNT refers to the MyNetworkTV Network.
(3) Based on the Nielsen estimates for the 2007–2008 season.
(4) The Nielsen estimates group data for Manchester, NH under the Boston DMA
(5) Because WESH and WKCF are in the same DMA (Orlando), Nielsen counts audience reach in this DMA only once for the two stations; because KCRA and KQCA are in the same DMA (Sacramento), Nielsen counts audience reach in this DMA only once for the two stations, because KMBC and KCWE are in the same DMA (Kansas City), Nielsen counts audience reach in this DMA only once for the two stations.

Dear Fellow Stakeholders

2007 marked the 10th Anniversary of Hearst-Argyle Television, and The Hearst Corporation's 59th Anniversary in the local television business.

Since 1997, and indeed since 1948, we witnessed firsthand the creation and evolution of an electronic media industry that has shaped how people are entertained and informed. We've built powerful local station franchises in communities across the country—forging a loyal bond with viewers and advertisers that is truly remarkable. Every step of the way our Company has pioneered the new and innovative—in technology, in local news and programming, and in marketing, research and community engagement. Our best business practices and responsible financial stewardship have enabled us to create valuable media assets and value for our stakeholders over the course of seven decades. We've competed in just about every imaginable business climate—in times of prosperity and expansion, and in times of recession and turmoil. In all times, we've operated our businesses with a commitment to serve our viewers, our customers and our communities with a consistent local flavor, and a will to win. Every day our stations strive to compete with the best values and highest standards in the local media business, with impressive results.

Today, Hearst-Argyle stations are widely recognized as leaders, winners, and strong performers in markets across the country. That only happens with the right strategy and excellent execution by the right people. We are blessed as a company to have attracted so many bright, committed and talented people to our Company, whose tireless efforts have enabled innovation and success in every aspect of the local television business. Every step of the way our talented colleagues have understood and embraced the imperative of leadership in local media, and the vital importance of being state-of-the-art in everything we do. Whether it be in news gathering and reporting, or content distribution, or innovative websites, or first-mover adoption of digital technologies and the introduction of local high-definition newscasts, Hearst-Argyle stations lead the way. And that extends to establishing the most advanced pricing and inventory management systems and generating sophisticated market research that helps our advertisers make the best use of television and digital media advertising platforms. It also extends to our signature commitment to covering local politics in depth through candidate forums, debates, and comprehensive issue reportage. The commitment to excellence in everything we do supports our strategic objective to operate market-leading local television stations.

Retransmission-consent Revenue

($ in millions)


$25
20
15
10
5
0
$21.6
$17.9
$6.8
'05
'06
'07

As we near the federally mandated digital transition date of February 18, 2009—when television broadcasters will cease transmission of analog signals and exclusively transmit digital signals—we are readying our Company to meet new challenges and embrace the new opportunities of the digital era. We remain committed to our long-held values of the best people, leading brands, innovative thinking, and a strong financial foundation. These values that have enabled past and current success are proving to be ever more important in the evolving, hyper-competitive digital world in which we now compete.

With 2007 behind us, we have some valuable perspective on how we competed and performed during what turned out to be a very challenging year. As is usually the case, we experienced a mix of satisfying accomplishments, but a few disappointments as well. On the plus side, our stations once again distinguished themselves in their local markets. We served our local communities remarkably well, and were rewarded with strong competitive audience ratings and significant shares of advertising spent in our markets. The combination of quantitative ratings and revenue accomplishments, and qualitative excellence in local news and service to community, defines success in local media. Across the Company our news ratings are impressively strong, and in most markets we are achieving our objective of being ranked #1 or #2 in local news time periods. Among our standout performers, ten stations led every weekday newscast during a major ratings period in their respective markets. Those stations include WCVB-TV, KCRA-TV, WBAL-TV, KMBC-TV, WISN-TV, WGAL-TV, KOAT-TV, WXII-TV, KCCI-TV and KSBW-TV. Local news is the most important thing we do, and success here determines overall station success.

Awards and recognition bestowed on our stations are very satisfying, but most importantly they serve to validate the priority of compelling content creation and service to our local communities. For the third consecutive year, a Hearst-Argyle station was the recipient of the National Association of Broadcasters' (NAB) distinguished "Service to America Award." Like past Hearst-Argyle honorees, WLKY-TV, Louisville; WPBF-TV, West Palm Beach; and WGAL-TV, Lancaster, our most recent honoree, WYFF-TV, Greenville, South

Carolina, embodies the very best in local television service. Not only does WYFF-TV do an outstanding job in serving its diverse community with a variety of focused initiatives, it consistently captures strong audience ratings, revenues and profitability in Greenville. These award-winning stations—and all of the Hearst-Argyle stations—support the adage that it's good business to be a good citizen.

In 2007 our stations once again captured many of our industry's most valued news awards, including national Edward R. Murrows for WCVB-TV, Boston; KCCI-TV, Des Moines; and WBAL-AM, Baltimore. WBAL-TV also earned a prestigious du Pont-Columbia Award for "Dirty Secret," its investigative report about environmental hazards in Maryland's Chesapeake Bay. Other achievements in 2007 included:

- Record revenue performance by six of our stations;
- Continued growth in retransmission-consent revenue from program distributors;
- Impressive prime-time ratings: 17 of our 18 network affiliates in the top 50 markets "over-indexed" their respective networks' average prime-time ratings (Adults 25–54 for ABC, NBC and CBS; and Adults 18–49 for CW and MNT);
- Hearst-Argyle stations KOCO-TV, Oklahoma City; KMBC-TV, Kansas City; and WISN-TV, Milwaukee, rank #1, #2 and #3 among all ABC affiliates, with WTAE-TV, Pittsburgh; WPBF-TV, West Palm Beach; and KOAT-TV, Albuquerque, also ranking in the top 10;
- We added to our competitive advantage in three of our largest markets, becoming the first to launch local high-definition (HD) programming in Sacramento, Boston and Kansas City; we also initiated local HD news in Orlando. In 2008 we will launch local HD news in additional markets;
- *Conversations with Carlos Watson*, Hearst-Argyle's series of unique and timely primetime specials—featuring interviews with Hillary Clinton and Barack Obama, among others—was honored with both a Gracie Award from American Women in Radio and Television (AWRT) and multiple Accolade programming awards. National distributors have expressed interest in a daytime version of the project.

Hearst-Argyle Websites: Average Monthly Unique Visitors
(in millions)


15
12
9
6
3
0
8.4
14.6
'06
'07

Source: WebTrends

An important strategic priority for our Company has been our investment, expansion, and focus on digital media opportunities. We've been an early mover in this digital space, and we are seeing meaningful signs of progress with our various digital initiatives. In 2007, Hearst-Argyle's local websites attracted an average of 14.6 million unique visitors every month, totaling 390.9 million visits over the full year. These visitors viewed 1.7 billion pages of content—an increase of more than 30% over 2006 metrics—and accessed 56.3 million video streams. In light of such significant increases, we have no doubt that our station websites are bona fide new media outlets in our local markets, and top of mind, bookmarked destinations for both new and loyal viewers.

Content creation for our websites, which are operated in partnership with Internet Broadcasting, a company we invested in nearly 10 years ago, is rapidly evolving. Weather and local news are primary traffic drivers for our stations, and our newly launched Kansas City weather site (www.kmbc.com/weather) is a cutting-edge presentation of weather information that will scale to many of our other stations in 2008. We've introduced 17 digital multicast channels, which provide in-depth local weather information on our digital television platform, as well as 30 YouTube "Channels" that generated 20 million video views last year. In addition, 2007 saw the launch of High School Playbook, an innovative sports brand targeted at high school students and parents. Serving the avid sports interests of nine of our local markets, both on-air and on-line, High School Playbook combines professional and user-generated content for an on-line community of local athletes, parents and fans. On the mobile front, 12 of our stations have introduced Wireless Application Protocol (WAP) mobile applications, and we are participating in the industry's Open Mobile Video Coalition (OMVC) to develop next-generation transmission standards for wireless devices.

We truly are serving our customers on-air, on-line, and on-demand, providing the ultimate local media experience, and we are capturing promising new business opportunities as well. In 2007, we sold more than $20 million in advertising on our digital platforms, and we expect that number to grow significantly higher in 2008, 2009 and 2010. We are excited by the new digital ideas that are rising up across the Company. Our new products and strategies will continue to satisfy the evolving media preferences of our current and next-generation audiences.

In spite of the competitive product marketing success we enjoyed in 2007, our financial performance was disappointing. Macro economic factors of high energy costs, credit and capital market volatility, and rising unemployment caused us to fall below expected revenue and profit levels. The pronounced housing slump, particularly in our California and Florida markets, and a weak automotive sales marketplace, contributed to diminished consumer confidence levels, and ultimately to reduced advertising sales at most of our stations. Particularly challenging for us was the decline in automotive ad spending, which represents approximately 25% of total Company revenues.


CNN

Our political coverage, which frequently includes debates co-hosted with national networks, earned a 4th consecutive Walter Cronkite Award, the highest honor for electronic political journalism.


KMBC-TV NEWS


LiveCopter 3 HD
Brian Murphy
HIGHWAYS 50 AND 89 ARE CLOSED

We also led the way with local hi-def TV in Kansas City, where ABC anchor Charles Gibson visited our new HD facility, and Sacramento, where our innovative HD newscopter captured California's raging wildfires.

We did benefit from better than expected political spending in several markets during 2007, particularly Manchester, New Hampshire, and Des Moines, Iowa, where the Presidential Primary races were nearly a year-long affair. However, 2007's political advertising total of $32 million paled in comparison to the record $88 million we booked in 2006, creating a significant sales hurdle this past year. Another challenging variance in 2007 was related to the $17 million in ad sales we booked during the 2006 Winter Olympic Games from Torino, Italy, on our 10 NBC stations. Absent these two extraordinary revenue components in 2007, and given the weakened condition of our core advertising categories, net revenues for the year declined approximately 4%. For the full year we generated approximately $755.7 million in revenues and $64.7 million in net income applicable to common stockholders, or $0.69 per diluted share.

While these results were within the parameters of the outlook we provided at the start of 2007, we were nevertheless disappointed that we did not achieve better results during the year. Still, our investment grade balance sheet, which is both a point of pride and real differentiator to our peer group, continues to provide our Company with a bedrock of financial security and flexibility.

Net Digital Media Revenue
($ in millions)


$25
20
15
10
5
0
$15.5
$20.9
'06
'07

As we managed liquidity and capital resources in 2007, we returned capital to investors in the form of $26.2 million of dividends paid to holders of common stock; $9.8 million of dividends paid to the holders of convertible preferred securities; and $5.3 million paid to repurchase 270,000 shares (for a total to date of approximately 4.7 million shares repurchased at a cost of $116.1 million). And we further re-invested $55.8 million in the Company through capital expenditures, including HD production, IT infrastructure and digital media initiatives, and an additional $3.6 million in various strategic ventures, all while further reducing our total debt balance by $74.1 million.

As we work our way through 2008, we will have significant opportunities to achieve top-line growth, thanks to expected political ad spending and the August Summer Olympics in Beijing, China.

American citizens are experiencing what everyone agrees is the most exciting political campaign in recent American history.


WESH 2
Weather
PLUS

Hearst-Argyle has 17 digital multicast weather channels, 10 carrying the NBC Weather Plus brand. Programming initiatives included *"Conversations with Carlos Watson,"* an award-winning interview program carried on all our stations, averaging more than 2 million viewers per episode; and *"Gone Country,"* produced by our KOCO-TV, Oklahoma City, and carried on several stations.


CONVERSATIONS
WITH CARLOS WATSON




Tube
wbaltvcom

We broke ground on the digital frontier with the industry's first alliance with YouTube and an innovative high school sports broadband product.



Concurrently, our stations are in the midst of the Hearst-Argyle Commitment 2008 initiative. Beginning with the Republican and Democratic debates in June of last year and the New Hampshire primary and Iowa caucuses in January 2008, our stations in Manchester, Des Moines, Pittsburgh, Lancaster, Sacramento, Winston-Salem, Greenville, Jackson, Mississippi, and Boston—among others—have been covering politics perhaps more than any other continuing news story this year. When the primaries and conventions conclude and the general election is in front of us, we will further increase our coverage commitment on each of our stations. In addition to winning political coverage awards for the past four major election periods, our stations are committed to continually improving our superior efforts and providing viewers with in-depth, well-balanced political information from which they can make informed voting decisions.

While current economic conditions are worrisome and may potentially limit the upside we would normally achieve in political and Olympics-driven years, we expect 2008 to be a year of good revenue growth, and we'll make important progress with our digital initiatives. Each of our station operators will be challenged again to contain costs and determine new and different ways to conduct business and drive efficiency without compromising our ability to meet the needs of our audience, and maintain the market leadership positions and the local relevance of our stations that is vital to long-term growth. We are ever-mindful of this management challenge, but also confident that our station operators will continue to set the standards for next generation success in local media.

In 2008 and beyond, we will be working hard to ensure that Hearst-Argyle performs as a top-tier television and digital media company. Our stations' assets, our digital initiatives, and our people remain best of class, as does our balance sheet and our commitment to excellence. These are distinct and differentiating competitive advantages for our Company. And we remain committed to operating our Company with the highest standards of integrity, good governance, and trustworthiness.

There is no doubt that these are turbulent and challenging times for media companies, but we are confident that our Company is well positioned to meet these challenges and generate long-term growth and enhanced value for all of our stakeholders.

Please accept our personal thanks for your support of our Company.

Very best regards,

Victor F. Ganzi

Victor F. Ganzi
Chairman of the Board

David J. Barrett
President and Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2007

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from: Not Applicable

Commission file number 1-14776

Hearst-Argyle Television, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Delaware (State or other jurisdiction of incorporation or organization)	**74-2717523** (I.R.S. Employer Identification No.)
300 West 57th Street **New York, NY 10019** (Address of principal executive offices)	**(212) 887-6800** (Registrant's telephone number, including area code)

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

Title of Each Class	Name of Each Exchange On Which Registered
Series A Common Stock, par value $.01 per share	New York Stock Exchange

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company. Yes ☐ No ☒

The aggregate market value of the registrant's voting and non-voting common stock held by non-affiliates on June 30, 2007 based on the closing price for the registrant's Series A Common Stock on such date as reported on the New York Stock Exchange (the "NYSE"), was approximately $380,397,437.

Shares of the registrant's Common Stock outstanding as of February 15, 2008: 93,865,614 shares (consisting of 52,566,966 shares of Series A Common Stock and 41,298,648 shares of Series B Common Stock).

DOCUMENTS INCORPORATED BY REFERENCE: Portions of the registrant's Proxy Statement relating to the 2008 Annual Meeting of Stockholders are incorporated by reference into Part III (Items 10, 11, 12, 13 and 14).

FORWARD-LOOKING STATEMENTS

This report includes or incorporates forward-looking statements. We base these forward-looking statements on our current expectations and projections about future events. These forward-looking statements generally can be identified by the use of statements that include phrases such as "anticipate", "will", "may", "likely", "plan", "believe", "expect", "intend", "project", "forecast" or other such similar words and/or phrases. For these statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. The forward-looking statements contained in this report, concerning, among other things, trends and projections involving revenue, income, earnings, cash flow, liquidity, operating expenses, assets, liabilities, capital expenditures, dividends and capital structure, involve risks and uncertainties, and are subject to change based on various important factors. Those factors include the impact on our operations from

- Changes in Federal regulations that affect us, including changes in Federal communications laws or regulations;
- Local regulatory actions and conditions in the areas in which our stations operate;
- Competition in the broadcast television markets we serve;
- Our ability to obtain quality programming for our television stations;
- Successful integration of television stations we acquire;
- Pricing fluctuations in local and national advertising;
- Changes in national and regional economies;
- Our ability to service and refinance our outstanding debt;
- Changes in advertising trends and our advertisers' financial condition; and
- Volatility in programming costs, industry consolidation, technological developments, and major world events.

For a discussion of additional risk factors that are particular to our business, please refer to Part I, Item 1A. "Risk Factors" beginning on page 18. These and other matters we discuss in this report, or in the documents we incorporate by reference into this report, may cause actual results to differ from those we describe. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

HEARST-ARGYLE TELEVISION, INC.

2007 ANNUAL REPORT ON FORM 10-K

TABLE OF CONTENTS

PART I

ITEM 1. BUSINESS

General

Hearst-Argyle Television, Inc. (the "Company" or "we") is one of the country's largest independent, or non-network-owned, television station groups. Headquartered in New York City, we own or manage 29 television stations reaching approximately 20.4 million television households in the United States, representing approximately 18.1% of all U.S. television households. Our 13 owned and managed ABC-affiliated television stations, which reach 8.3% of U.S. television households, represent the largest ABC affiliate group. Our 10 NBC-affiliated television stations, which reach 7.3% of U.S. television households, represent the second largest NBC affiliate group. We own two CBS-affiliated television stations, one CW station and one MyNetworkTV station, and we also manage one CW station and one independent station for The Hearst Corporation ("Hearst"). In four of our markets, Boston, Sacramento, Orlando and Kansas City, we operate duopolies, or two television stations in one market. Our primary objective is to maximize the profitability of our media properties by optimizing audience ratings and advertising revenues. We believe that local news leadership, the effective showcasing of network and syndicated programs, and serving our local communities, drive market-competitive ratings, revenue share and station and Website profitability. We are a leader in the convergence of local broadcast television and the Internet. Our stations' Websites, which are part of a nation-wide group of Websites operated and hosted by Internet Broadcasting Systems, Inc., provide news, weather, community information, user generated content and entertainment content to our audience. Our stations' Websites attracted a combined average of approximately 14.6 million unique viewers per month and generated approximately 144 million average page views per month during 2007. Also, as part of our ongoing initiative to explore additional uses of our digital spectrum, 16 of our stations broadcast additional channels on a multicast stream in addition to their main digital channel. Our NBC-affiliated stations multicast the NBC Weather Plus Network, the first ever 24/7, all digital, local and national broadcast network, and six of our other stations have launched station-branded multicast weather channels. We also manage two radio stations which are owned by Hearst.

We provide, through our local television stations, free over-the-air programming to our local communities. Our programming includes three main components:

- programs produced by networks with which we are affiliated, such as ABC's *Desperate Housewives*, NBC's *Law and Order* and CBS' CSI: *Crime Scene Investigation*, and special event programs like The Academy Awards and the Olympics;
- programs that we produce at our stations, such as local news, weather, sports and entertainment; and
- first-run syndicated programs that we acquire, such as *The Oprah Winfrey Show* and *Entertainment Tonight*.

In keeping with our commitment to serve the public interest of the local communities in which we operate, our television stations and Websites also provide public service announcements and political coverage and sponsor community service projects and other public service initiatives.

Our primary source of revenue is the sale of available air time inventory on our stations and sponsorships on our Websites to local and national advertisers. We seek to attract advertising customers and increase our advertiser base by delivering mass audiences in key demographics, as measured by Nielsen Media Research. We also seek to attract and grow our audience by providing compelling content on multiple media platforms. We provide leading local news programming and popular network and syndicated programs at each of our television stations, 20 of which are in the top 50 U.S. television markets. In addition, we seek to make our content available to our audience as they use additional content platforms, such as the Internet and portable devices, during their day. We stream a portion of our television programming, including our news and weather forecasts, and we publish community information, user generated content and entertainment content on our stations' Websites. In many of our markets, we have also established a mobile presence for our stations' Websites. We believe that aligning our content offerings with audience media consumption patterns in this manner ultimately benefits our advertisers. Our advertisers benefit from a variety of marketing opportunities, including traditional spot campaigns, community events and sponsorships at our television stations, as well as on our stations' Internet and/or mobile Websites, enabling them to reach our audience in multiple ways.

We believe that excellence in news coverage is a key determinant to developing a loyal audience, which is instrumental to a station's competitive, operational and financial success. We focus on the coverage of local and national issues, breaking news, accurate and timely forecasting of local weather conditions and the latest information at times of emergencies, as well as coverage of political issues, candidates, debates, and elections. Our stations typically rank either first or second (in total household ratings and by share of demographic audience, adults aged 25-54) in local morning and evening news programs. In addition, our television stations have been recognized with numerous local, state and national awards for outstanding news coverage. Our stations have received numerous honors in recent years, including consecutive Walter Cronkite Awards bestowed by the University of Southern California's Annenberg School for Communication, Edward R. Murrow Awards, George Foster Peabody Awards, Alfred I. duPont Columbia Awards, National Headliner Awards, the NAB Service to America Award, as well as numerous state and local Emmy and Associated Press honors.

We believe that capitalizing on the opportunities afforded the television industry by digital media is important to our future success. Specifically we seek to expand the availability of our content to multiple platforms, such as on-air (through digital multicasting), on-line (through streaming on broadband and video-on-demand), and on mobile and other portable devices. We also seek to expand distribution of our local content through operating agreements with other content providers, such as CNN and YouTube. We not only devote substantial energy and resources to developing these internal digital media initiatives; we seek investment opportunities in companies which we believe are well-positioned for emerging trends in digital media, as well.

For the year ended December 31, 2007, we had revenue of $755.7 million, employed 3,415 employees and operated in 25 U.S. markets. Information about our financial results is discussed under Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations" beginning on page 33, and presented under Item 8 "Financial Statements and Supplementary Data" beginning on page 51.

Hearst-Argyle is incorporated under the laws of the State of Delaware. Our principal executive offices are located at 300 West 57th Street, New York, New York 10019, and our main telephone number at that address is (212) 887-6800. Our Series A Common Stock is listed on the New York Stock Exchange under the ticker symbol "HTV".

Company Background

Hearst-Argyle Television, Inc. was formed in August 1997 when Hearst combined its television broadcast group and related broadcast operations (the "Hearst Broadcast Group") with those of Argyle Television, Inc. ("Argyle").

Founded by William Randolph Hearst in 1887, The Hearst Corporation entered the broadcasting business in 1928 with its acquisition of radio station WSOE in Milwaukee, Wisconsin. In 1948, Hearst launched its first television station, WBAL-TV, in Baltimore, Maryland, which was the nation's 19th television station. That same year, WLWT(TV), in Cincinnati, Ohio, later to become an Argyle station, was launched as the nation's 20th television station and WDSU(TV), in New Orleans, Louisiana, later to be acquired by the Pulitzer Publishing Company, was launched as the nation's

48th television station. By 1997, when Hearst and Argyle combined their broadcast operations to form our company, the two companies had a combined total of 15 owned and managed television stations and two managed radio stations.

Since that time, we have acquired additional television stations through asset purchase, asset exchange or merger transactions, including merger transactions in 1999 with Pulitzer Publishing Company, in which we acquired nine television stations and five radio stations, and with Kelly Broadcasting Company, in which we acquired our television stations in Sacramento, California, and a three-party asset exchange transaction in 2001 pursuant to which we sold three Phoenix, Arizona radio stations and acquired WMUR-TV, Manchester, New Hampshire. In 2004, we purchased an ABC affiliate, WMTW-TV, in Portland, Maine and in 2006, we purchased a CW affiliate, WKCF(TV), in Orlando, Florida.

We also have a strategic equity investment in Internet Broadcasting Systems, Inc. ("Internet Broadcasting"). Each of our stations has a Website for which certain services and content are produced and managed by Internet Broadcasting. Our stations' Websites typically provide news, weather, community information, user generated content and entertainment content. These Websites are part of a nation-wide network of local Websites that we and Internet Broadcasting have built with other television station groups. The Internet Broadcasting network provides local Internet coverage of 57 markets, reaching 65% of U.S. households. We also have a strategic equity investment in Ripe Digital Entertainment, Inc. ("RDE"), which produces advertising-supported free digital video-on-demand program services for distribution via multiple platforms, including digital cable, broadband, and cell phones. In addition, we have a minority interest in the Arizona Diamondbacks major league baseball team, which we acquired in the Pulitzer transaction.

As of February 15, 2008, Hearst owned, through its wholly-owned subsidiaries, Hearst Holdings, Inc., a Delaware corporation ("Hearst Holdings"), and Hearst Broadcasting, Inc., a Delaware corporation ("Hearst Broadcasting"), 100% of the issued and outstanding shares of our Series B Common Stock, par value $.01 per share, (the "Series B Common Stock," and together with our Series A Common Stock, par value $.01 per share, the "Series A Common Stock," the "Common Stock") and approximately 55.5% of the issued and outstanding shares of our Series A Common Stock, representing in the aggregate approximately 75.1% of the outstanding voting power of our Common Stock (except with regard to the election of directors, which is discussed below). On February 15, 2008, Hearst Broadcasting also owned 500,000 Series B Redeemable Convertible Preferred Securities due 2021 that were issued by Hearst-Argyle Capital Trust, our wholly-owned subsidiary trust. Hearst Broadcasting may convert the Series B Redeemable Convertible Preferred Securities into 986,131 shares of our Series A Common Stock, representing in the aggregate, approximately 1.1% of the outstanding voting power of our Common Stock (except with respect to the election of directors, which is discussed below) as of February 15, 2008. Because of Hearst's ownership, we are considered a "controlled company" under New York Stock Exchange rules.

Hearst Broadcasting's ownership of our Series B Common Stock entitles it to elect as a class all but two members of our Board of Directors (the "Board"). The holders of our Series A Common Stock are entitled to elect the remaining two members of our Board. When Hearst combined the Hearst Broadcast Group with Argyle in August 1997, Hearst agreed that, for purposes of any vote to elect directors and for as long as it held any shares of our Series B Common Stock, it would vote any shares of Series A Common Stock that it owned only in the same proportion as the shares of Series A Common Stock not held by Hearst are voted in the election.

On September 14, 2007, Hearst launched a tender offer to acquire the outstanding shares of the Company's Series A Common Stock that it did not already own for $23.50 per share (the "Offer"). On October 12, 2007, the Offer expired and Hearst announced that it would return to shareholders all of the shares that were tendered in the Offer. On December 6, 2007, Hearst filed an amendment to its

Schedule 13D with the Securities and Exchange Commission indicating that its Board of Directors had approved the purchase of up to eight million additional shares of our Series A Common Stock in order to increase its ownership percentage to approximately 82% to permit us to be consolidated with Hearst for federal income tax purposes.

The Stations

We own 26 television stations. In addition, we manage three television stations (WMOR-TV in Tampa, Florida, WPBF(TV) in West Palm Beach, Florida and KCWE(TV) in Kansas City, Missouri) and two radio stations (WBAL(AM) and WIYY(FM) in Baltimore, Maryland), all of which are owned by Hearst. In four of our markets, Boston, Sacramento, Orlando and Kansas City, we operate duopolies, or two television stations in one market. Of the 29 television stations we own or manage, 20 are in the top 50 of the 210 generally recognized geographic designated market areas ("DMAs") according to Nielsen Media Research ("Nielsen") estimates for the 2006-2007 television broadcasting season.

The following table sets forth certain information for each of our owned and managed television stations as of December 31, 2007:

Station	Market	Market Rank(1)	Network Affiliation(2)	Analog Channel	Digital Channel(3)	Percentage Of U.S. Television Households(4)
WCVB	Boston, MA	7	ABC	5	20	2.122%
WMUR	Manchester, NH(5)	7	ABC	9	59	—
WMOR	Tampa, FL	13	IND	32	19	1.582%
WESH	Orlando, FL	19	NBC	2	11	1.271%
WKCF	Orlando, FL(6)	19	CW	18	17	—
KCRA	Sacramento, CA	20	NBC	3	35	1.234%
KQCA	Sacramento, CA(7)	20	MNT	58	46	—
WTAE	Pittsburgh, PA	22	ABC	4	51	1.027%
WBAL	Baltimore, MD	24	NBC	11	59	0.971%
KMBC	Kansas City, MO	31	ABC	9	7	0.822%
KCWE	Kansas City, MO(8)	31	CW	29	31	—
WLWT	Cincinnati, OH	33	NBC	5	35	0.802%
WISN	Milwaukee, WI	34	ABC	12	34	0.790%
WYFF	Greenville, SC	36	NBC	4	59	0.743%
WPBF	West Palm Beach, FL	38	ABC	25	16	0.687%
WGAL	Lancaster, PA	41	NBC	8	58	0.642%
KOAT	Albuquerque, NM	44	ABC	7	21	0.601%
KOCO	Oklahoma City, OK	45	ABC	5	7	0.600%
WXII	Greensboro, NC	46	NBC	12	31	0.596%
WLKY	Louisville, KY	48	CBS	32	26	0.583%
WDSU	New Orleans, LA	53	NBC	6	43	0.532%
KCCI	Des Moines, IA	71	CBS	8	31	0.377%
KITV	Honolulu, HI	73	ABC	4	40	0.376%
KETV	Omaha, NE	75	ABC	7	20	0.361%
WMTW	Portland-Auburn, ME	76	ABC	8	46	0.361%
WAPT	Jackson, MS	90	ABC	16	21	0.296%
WPTZ/WNNE	Plattsburgh, NY/ Burlington, VT	92	NBC	5/31	14/25	0.291%
KHBS/KHOG	Fort Smith/ Fayetteville, AR	102	ABC	40/29	21/15	0.256%
KSBW	Monterey-Salinas, CA	124	NBC	8	10	0.193%
	TOTAL					18.116%

(1) Television market rank is based on the relative size of the DMAs (defined by Nielsen as geographic markets for the sale of national "spot" and local advertising time) among the 210 generally recognized DMAs in the United States, based on Nielsen estimates for the 2007-2008 season.

(2) ABC refers to the ABC Television Network; CBS refers to the CBS Television Network; IND refers to an independent station not affiliated with a network; NBC refers to the NBC Television Network; CW refers to The CW Network, formed by the 2006 merger of the UPN and WB networks; MNT refers to MyNetworkTV, launched in 2006 by the Fox Broadcasting Company.

(3) Our television stations are required to transition from analog television service to digital television service by February 17, 2009. At present, all of our stations are operating both analog and digital channels (with the exception of WDSU, which is in the process of completing reconstruction of its digital transmission facility due to damage sustained from Hurricane Katrina, and KMAU (satellite of KITV), which is permitted to flash cut to digital on its current analog channel at the end of the digital transition). At the end of the transition, each station must operate with only one digital channel; however, this channel may be subdivided into several sub-channels containing different content. In 2005, each station was required to elect a channel for operation after the digital transition. The elected channel is either the station's current analog channel, current digital channel, or it may be a new channel. In August 2007, the FCC approved the channel elections of each of our stations (with the exception of KMBC, for which the preferred DTV channel election remains pending). Notwithstanding a station's ultimate digital channel, during and after the digital transition, stations may maintain their local brand identification associated with their analog channel number through use of the Program and System Information Protocol ("PSIP"). In general and as required by the FCC, PSIP works in conjunction with digital receivers and associates a station's digital channel with the station's analog channel number. For example, WCVB, which operates on analog channel 5 and digital channel 20, uses channel 5 as its "major" PSIP channel, and viewers access the station's digital channel by tuning to channel 5 on their digital receivers. Due to PSIP, the fact that WCVB's digital station technically operates on channel 20 is not apparent to the viewer.

(4) Based on Nielsen estimates for the 2007-2008 season.

(5) Because WMUR and WCVB are in the same DMA, the FCC counts audience reach in this DMA only once for the two stations.

(6) Because WESH and WKCF are in the same DMA, the FCC counts audience reach in this DMA only once for the two stations.

(7) Because KQCA and KCRA are in the same DMA, the FCC counts audience reach in this DMA only once for the two stations.

(8) Because KCWE and KMBC are in the same DMA, the FCC counts audience reach in this DMA only once for the two stations.

The following table sets forth certain information for each of our managed radio stations:

Station	Market	Market Rank(1)	Format
WBAL(AM)	Baltimore, MD(2)	21	News/Talk
WIYY(FM)	Baltimore, MD(2)	21	Rock

(1) Radio market rank is based on the relative size of the Metro Survey Area (defined by Arbitron as generally corresponding to the Metropolitan Statistical Areas, defined by the U.S. Office of Management and Budget) for Arbitron's Fall 2007 Radio Market Report.

(2) We manage WBAL(AM) and WIYY(FM) under a management agreement with Hearst.

We have an option to acquire WMOR-TV and KCWE(TV) from Hearst, at their fair market value as determined by the parties, or by an independent third-party appraisal, subject to certain specified parameters (and we may withdraw any option exercise after we receive the third-party appraisal). However, if Hearst elects to sell either station during the option period, we will have a right of first refusal to acquire that station substantially on the terms agreed upon between Hearst and the potential buyer. We also have a right of first refusal to purchase WPBF(TV) if Hearst proposes to sell the station to a third party We will exercise any option or right of first refusal related to these properties by action of our independent directors. The option periods and the rights of first refusal expire on December 31, 2008.

Network Affiliations

General. Twenty-eight of our 29 owned or managed television stations are affiliated with one of the following networks pursuant to a network affiliation agreement: ABC (13 stations), NBC (10 stations), CBS (two stations), CW (two stations) and MyNetworkTV (one station). WMOR-TV in Tampa, Florida currently operates as an independent station.

Each affiliation agreement provides the affiliated station with the right to broadcast all programs transmitted by the network, which constitute approximately 14 hours of programming on a typical weekday on our ABC, NBC and CBS stations. In return, the network has the right to sell a significant portion of the advertising time during those broadcasts. The duration of a majority of our stations' affiliations with their networks has exceeded 40 years and, for certain stations, has continued for more than 50 years. Our two radio stations also have an affiliation agreement with a network that provides certain content (*e.g.*, news and sports) for the stations. However, our radio stations are less dependent on their affiliation agreements for programming.

Network Compensation. Historically, broadcast television networks have paid compensation to their affiliates, primarily in exchange for the broadcasting of network programming. In recent years, network compensation has been reduced and in the future may be eliminated. Our affiliation agreements with NBC and CBS provide for compensation that is weighted toward the first part of the term and declines to zero by the end of the term. In addition, more recently established networks generally have paid little or no cash compensation for the clearance of network programming or have required payment from their affiliates.

ABC. The term of each affiliation agreement for our ABC-affiliated stations—WCVB, WMUR, WTAE, KMBC, WISN, WPBF, KOCO, KOAT, KITV, WMTW, KETV, WAPT and KHBS/KHOG—is for a period of five years, expiring December 31, 2009.

NBC. The term of the affiliation agreement for our NBC-affiliated stations—KCRA, WESH, WBAL, WLWT, WYFF, WGAL, WDSU, WXII, WPTZ/WNNE and KSBW—is for a period of nine years, six months, expiring December 31, 2009. In addition, our NBC stations are affiliates of the NBC Weather Plus network. See "Digital Media Initiatives."

CBS. The term of each affiliation agreement for our CBS-affiliated stations—WLKY and KCCI—is for a period of ten years, expiring June 30, 2015.

CW. Warner Brothers and CBS Corp., respective owners of the former WB and UPN networks, discontinued the WB and UPN networks in the fall of 2006. In September 2006, Warner Brothers and CBS Corp. commenced operation of a new joint network, The CW. Certain former WB and UPN network affiliates are now affiliated with The CW, including KCWE and WKCF. The term of each affiliation agreement for our CW-affiliated stations is for a period of five years, expiring September 18, 2011.

MyNetworkTV. On September 5, 2006, News Corporation created a new prime-time network called MyNetworkTV. KQCA is affiliated with MyNetworkTV. The term of KQCA's MyNetworkTV affiliation agreement is for a period of 2 years, expiring September 5, 2008. At our sole election, we may renew KQCA's affiliation with MyNetworkTV for up to three successive one-year terms.

Digital Media Initiatives

Digital technology presents opportunities for the Company to deliver content on multiple platforms. In addition to our traditional television news broadcasts, we distribute content on-air through digital multicasting, on-line through streaming on broadband and video-on-demand on our Websites, and on mobile and other portable devices. We continually seek to expand and enhance our multicasting, Internet and mobile content offerings to meet the changing needs of our audience and, ultimately, to attract advertisers.

We and other television station groups have entered into operating agreements with Internet Broadcasting to operate a nation-wide network of local Websites. The Internet Broadcasting network, which covers 57 markets and reaches 65% of U.S. households, attracted on the average approximately 48 million monthly unique viewers and generated approximately 5.5 billion total page views during 2007, according to WebTrends. Our stations' local Websites are part of this national network, for which Internet Broadcasting provides content, production and management services on their technology platform. Our stations' Websites provide news, weather, community information, user generated content and entertainment content, including live video streams of breaking news events and access to on-demand video clip archives. Our stations' Websites attracted a combined average of approximately 14.6 million monthly unique viewers and generated approximately 1.7 billion total page views during 2007, according to WebTrends. These figures represent 74% and 34% growth, respectively, from 2006.

In addition to publishing our content on-line through our operating agreements with Internet Broadcasting, we deliver various forms of content optimized for wireless and portable devices in 12 of our markets, including Orlando, Sacramento, Boston, Pittsburgh and Baltimore.

In November 2004 NBC Universal and the NBC Television Affiliates Association formed NBC Weather Plus Network LLC, a 50/50 joint venture which launched the first ever 24/7, all digital, local and national broadcast network. NBC-affiliated stations participated in the venture by investing in a limited liability company called Weather Network Affiliates Company, LLC, one of the entities which invested in NBC Weather Plus Network LLC. Stations participating in the venture broadcast 24-hour national and local weather and related community information using their digital spectrum (as a multicast stream which is separate from their main digital channel). We have launched NBC Weather Plus in all 10 of our NBC markets. We also have launched station-branded multicast weather channels in Pittsburgh, West Palm Beach, Honolulu, Des Moines, Portland and Omaha.

In July 2005, we made an equity investment in Ripe Digital Entertainment, Inc. ("RDE"). RDE was formed in 2003 to create advertising-supported, free, digital video-on-demand program services, consisting primarily of short-form entertainment content. Since October 2005, RDE has launched RipeTV, OctaneTV and FlowTV, three program services that target men aged 18-34 and are available for distribution via multiple platforms, including digital cable, broadband, and cell phones. RDE's programs are currently carried on the video-on-demand tiers of both Comcast's and Time Warner's cable services.

In 2007 we also continued to expand the distribution of our local content through operating agreements with other content providers. For example, CNN and our national network of Internet Websites operated by Internet Broadcasting have signed a content-sharing agreement in which local content from Internet Broadcasting's national network, including our Websites, is integrated into CNN.com. In addition, we and Google have entered into an arrangement to distribute video news content from many of our stations on partner channels we have launched on YouTube. Content-sharing arrangements such as these enable us to reach new demographics and further expand distribution channels for our local news content.

The Commercial Television Broadcasting Industry

General. Commercial television broadcasting began on a regular basis in the 1940s. Currently a limited number of channels are available for over-the-air broadcasting in any one geographic area, and a license to operate a television station must be granted by the FCC. All television stations in the country are grouped by Nielsen into 210 generally recognized television markets that are ranked in size based upon actual or potential audience. Each of these markets, called "Designated Market Areas" or "DMAs", is designated as an exclusive geographic area consisting of all counties whose largest viewing share is given to stations of that same market area. Nielsen regularly publishes data on estimated audiences for the television stations in each DMA, which data is a significant factor in determining our advertising rates.

Revenue. Television station revenue is derived primarily from local, regional and national advertising and, to a lesser extent, from retransmission revenue (consisting of compensation paid to us by multi-channel, video program distributors ("MVPDs") as compensation for retransmitting our stations' signals), network compensation and other sources. Advertising rates are set based upon a variety of factors, including

- a program's popularity among the viewers an advertiser wishes to attract;
- the number of advertisers competing for the available time;
- the size and demographic makeup of the market served by the station; and
- the availability of alternative advertising media in the market.

Also, advertising rates are determined by a station's ratings and audience share among particular demographic groups.

Competition

General. Competition in the television industry takes place on three primary levels:

- competition for audience;
- competition for programming; and
- competition for advertisers.

Competition for Audience. We compete for audience on the basis of program popularity, which programming consists not only of our locally-produced news, public affairs and entertainment programming, but syndicated and network programming as well. The popularity of our programming has a significant effect on the rates we can charge our advertisers. In addition, although the commercial television broadcast industry historically has been dominated by the broadcast networks ABC, NBC, CBS and FOX, other non-broadcast networks and programming originated to be distributed solely via MVPDs, such as cable and satellite systems, have become significant competitors for the broadcast television audience.

In addition, while we stream a portion of our television programming, including our news and weather forecasts, and we publish community information, user generated content and entertainment content, on our stations' Websites, and have established a mobile presence in certain of our markets, we increasingly compete for audience with other content providers who operate on these platforms, as well.

Other sources of competition for audience include

- home entertainment and recording systems (including VCRs, DVDs, DVRs and playback systems);

- video-on-demand and pay-per-view;
- television game devices;
- other sources of home entertainment.

Competition for Programming. Competition for non-network programming involves negotiating with national program distributors or syndicators that sell first-run and off-network packages of programming. Our stations predominantly carry first-run syndicated product and compete against other local broadcast stations for exclusive local access to the most popular programs (such as *The Oprah Winfrey Show*, which we carry in 18 of our markets). To a lesser extent, we compete for exclusive local access to off-network reruns (such as *Two and a Half Men*). MVPDs also compete with local stations for programming, and various national cable and satellite networks from time to time have acquired programs that otherwise would have been offered to local television stations. In addition, networks have begun to distribute their programming directly to the consumer via the Internet and portable digital devices such as video iPods and cell phones.

Competition for Advertisers. Broadcast television stations compete for advertising revenues with other broadcast television stations, as well as with a variety of other media, such as newspapers, radio stations, magazines, outdoor advertising, transit advertising, yellow page directories, direct mail, the Internet and MVPDs serving the same market. A station's competitive advantage is in large part determined by the ratings success of its programming.

Additional factors relevant to a television station's competitive position include signal strength and coverage within a geographic area and assigned frequency or channel position. Television stations that broadcast over the VHF band (channels 2-13) of the spectrum historically have had a competitive advantage over television stations that broadcast over the UHF band (channels above 13) of the spectrum because the former usually have better signal coverage and operate at a lower transmission cost. However, the improvement of UHF transmitters and receivers, the complete elimination from the marketplace of VHF-only receivers, the expansion of MVPD systems (such as cable and satellite) and the commencement of and transition to digital broadcasting have reduced the VHF signal's competitive advantage.

Seasonality, Cyclicality and Materiality of Automotive Advertising

Our business has experienced and is expected to continue to experience seasonality due to, among other things, seasonal advertising patterns and seasonal influences on people's viewing habits. The advertising revenue of our stations is generally highest in the second and fourth quarters of each year, due in part to increases in consumer advertising in the spring and retail advertising in the period leading up to and including the holiday season. Additionally, advertising revenue is cyclical, benefiting in even-numbered years from advertising placed by candidates for political offices and issue-oriented advertising, and demand for advertising time in Olympic broadcasts. While political and Olympic advertising cycles have been a normal pattern for our industry for decades, the variability has become more pronounced in recent years as these respective categories of revenue have grown significantly in size. The seasonality and cyclicality inherent in our business make it difficult to estimate future operating results based on the previous results of any specific quarter.

In addition, the Company derives a material portion of its ad revenue from the automotive industry. Approximately 26% of the Company's total revenue came from the automotive category in 2007. An increase or decrease in revenue from this category therefore may disproportionately impact our operating results.

Federal Regulation of Television Broadcasting

General. Broadcasting is subject to the jurisdiction of the FCC under the Communications Act of 1934, as amended (the "Communications Act"). The Communications Act requires the FCC to regulate broadcasting so as to serve "the public interest, convenience and necessity." The Communications Act prohibits the operation of broadcast stations except pursuant to licenses issued by the FCC and empowers the FCC, among other things, to

- issue, renew, revoke and modify broadcasting licenses;
- assign frequency bands;
- determine stations' frequencies, locations and power; and
- regulate the equipment used by stations.

The Communications Act prohibits the assignment of a license or the transfer of control of a license without the FCC's prior approval. The FCC also regulates certain aspects of the operation of cable television systems, direct broadcast satellite ("DBS") systems and other electronic media that compete with broadcast stations. In addition, although the FCC has reduced its regulation of broadcast stations, the FCC continues to regulate matters such as television station ownership, network-affiliate relations, cable and DBS systems' carriage of television station signals, carriage of syndicated and network programming on distant stations, political advertising practices and obscene and indecent programming. In recent years, the FCC and Congress have increased their regulatory focus on indecency, which may impact certain of our programming decisions.

The following discussion summarizes the federal statutes and regulations material to our operations, but does not purport to be a complete summary of all the provisions of the Communications Act or of other current or proposed statutes, regulations, and policies affecting our business. The summaries which follow should be read in conjunction with the text of the statutes, rules, regulations, orders, and decisions described herein.

License Renewals. Under the Communications Act, the FCC generally may grant and renew broadcast licenses for terms of eight years, though licenses may be renewed for a shorter period under certain circumstances. The Communications Act requires the FCC to renew a broadcast license if the FCC finds that (i) the station has served the public interest, convenience and necessity; (ii) there have been no serious violations of either the Communications Act or the FCC's rules and regulations by the licensee; and (iii) there have been no other serious violations that taken together constitute a pattern of abuse. In making its determination, the FCC may consider petitions to deny but cannot consider whether the public interest would be better served by issuing the license to a person other than the renewal applicant. In addition, competing applications for the same frequency may be accepted only after the FCC has denied an incumbent's application for license renewal.

The following table provides the expiration dates for the full power station licenses of our owned and managed television stations:

Station	Market	Expiration of FCC License
WCVB	Boston, MA	April 1, 2007*
WMUR	Manchester, NH(1)	April 1, 2007*
WMOR	Tampa, Fl	February 1, 2013
WESH	Orlando, FL	February 1, 2013
WKCF	Orlando, FL	February 1, 2013
KCRA	Sacramento, CA	December 1, 2014
KQCA	Sacramento, CA	December 1, 2014
WTAE	Pittsburgh, PA	August 1, 2015
WBAL	Baltimore, MD	October 1, 2012
KMBC	Kansas City, MO	February 1, 2014
KCWE	Kansas City, MO	February 1, 2014
WLWT	Cincinnati, OH	October 1, 2013
WISN	Milwaukee, WI	December 1, 2013
WYFF	Greenville, SC	December 1, 2012
WPBF	West Palm Beach, FL	February 1, 2013
WGAL	Lancaster, PA	August 1, 2015
KOAT	Albuquerque, NM	October 1, 2014
KOCT (satellite station of KOAT)**	Carlsbad, NM	October 1, 2014
KOVT (satellite station of KOAT)**	Silver City, NM	October 1, 2014
KOCO	Oklahoma City, OK	June 1, 2014
WXII	Greensboro, NC	December 1, 2012
WDSU	New Orleans, LA	June 1, 2013
WLKY	Louisville, KY	August 1, 2013
KITV	Honolulu, HI	February 1, 2015
KHVO (satellite station of KITV)**	Hilo, HI	February 1, 2015
KMAU (satellite station of KITV)**	Wailuku, HI	February 1, 2015
KCCI	Des Moines, IA	February 1, 2014
WMTW	Portland-Auburn, ME	April 1, 2015
KETV	Omaha, NE	June 1, 2014
WAPT	Jackson, MS	June 1, 2013
WPTZ	Plattsburgh, NY	June 1, 2015
WNNE (satellite station of WPTZ)**	Burlington, VT	April 1, 2015
KHBS	Fort Smith, AR	June 1, 2013
KHOG (satellite station of KHBS)**	Fayetteville, AR	June 1, 2013
KSBW	Monterey-Salinas, CA	December 1, 2014

(1) Manchester, New Hampshire is determined by Nielsen to be a part of the Boston DMA.

* We have filed for renewal of licenses for these stations, and those applications are pending. A station's authority to operate is automatically extended while a renewal application is on file and under review. We have no reason to believe that these licenses will not be renewed by the FCC.

** Satellite stations generally retransmit the signal of a primary station, and offer some locally originated programming.

Ownership Regulation. The Communications Act and FCC rules limit the ability of individuals and entities to have ownership or other attributable interests in certain combinations of broadcast stations and other media. In June 2006, the FCC launched a rulemaking proceeding to promulgate new media ownership rules. This rulemaking was, in part, a response to a 2004 decision of the Third Circuit Court of Appeals that stayed and remanded several of the ownership rule changes that the FCC had adopted in 2003. The rules adopted in 2003 would have liberalized most of the ownership rules which would have permitted us to acquire television stations in certain markets where we are currently prohibited from acquiring new stations. In December 2007, the FCC concluded its rulemaking proceeding by amending the 32-year-old ban on newspaper/broadcast cross-ownership. The FCC made no other changes to its broadcast ownership rules, thereby leaving in place the majority of the pre-June 2003 broadcast ownership rules. The FCC's currently effective ownership rules that are material to our operations are summarized below:

- *Local Television Ownership.* Under the FCC's current local television ownership (or "duopoly") rule, a party may own multiple television stations without regard to signal contour overlap provided they are located in separate Nielsen DMAs. In addition, the rules permit parties to own up to two TV stations in the same DMA so long as (1) at least one of the two stations is not among the top four-ranked stations in the market based on audience share at the time an application for approval of the acquisition is filed with the FCC, and (2) at least eight independently owned and operating full-power commercial and non-commercial television stations would remain in the market after the acquisition. In addition, without regard to the number of remaining or independently owned television stations, the FCC will permit television duopolies within the same DMA so long as the Grade B signal contours of the stations involved do not overlap. Stations designated by the FCC as "satellite" stations, which are full-power stations that typically rebroadcast the programming of a "parent" station, are exempt from the local television ownership rule. Also, the FCC may grant a waiver of the local television ownership rule if one of the two television stations is a "failed" or "failing" station or if the proposed transaction would result in the construction of a new television station. We are currently in compliance with the local television ownership rule.

- *National Television Ownership Cap.* The Communications Act, as amended in 2004, limits the number of television stations one entity may own nationally. Under the rule, no entity may have an attributable interest in television stations that reach, in the aggregate, more than 39% of all U.S. television households.

  The FCC currently discounts the audience reach of a UHF station by 50% when computing the national television ownership cap. Further, for entities that have attributable interests in two stations in the same market, the FCC counts the audience reach of the stations in that market only once in computing the national ownership cap. The FCC is currently considering whether to retain the UHF discount. The propriety of the UHF discount will be the subject of further administrative proceedings, but the discount currently remains in effect.

- *Dual Network Rule.* The dual network rule prohibits a merger between or among any of the four major broadcast television networks—ABC, CBS, FOX and NBC.

- *Media Cross-Ownership.* The FCC revised its newspaper/broadcast cross-ownership rule in December 2007; however, the revised rule is not yet effective. The FCC historically has prohibited the licensee of a radio or TV station from directly or indirectly owning, operating, or controlling a daily newspaper if the station's specified service contour encompasses the entire community where the newspaper is published. Under the revised rule, newspaper/broadcast cross-ownership would nonetheless be permissible if (i) the market at issue is one of the 20 largest DMAs; (ii) the transaction involves the combination of only one major daily newspaper and only one television or radio station; (iii) where the transaction involves a television station, at least eight independently owned and operating major media voices (major newspapers and full-power television stations) would remain in the DMA following the transaction and (iv) where the transaction involves a television station, that station is not among the top four-ranked stations in the DMA. For all other proposed newspaper/broadcast transactions, the FCC's historic prohibition generally would remain in place. However, it is expected that various parties may seek court review and a stay of the effectiveness of FCC's revised cross-ownership rule.

The cross-ownership rules also permit cross ownership of radio and television stations under a graduated test based on the number of independently owned media voices in the local market. In large markets (markets with at least 20 independently owned media voices), a single entity can own up to one television station and seven radio stations or, if permissible under the local television ownership rule (if eight full-power television stations would remain in the market post transaction), two television stations and six radio stations. Our television and radio stations in Baltimore, Maryland, are permanently grandfathered under this rule.

- *Attribution of Ownership.* Under the FCC's attribution policies, the following relationships and interests generally are attributable for purposes of the FCC's broadcast ownership restrictions:
  - holders of 5% or more of the licensee's voting stock, unless the holder is a qualified passive investor, in which case the threshold is a 20% or greater voting stock interest;
  - all officers and directors of a licensee and its direct or indirect parent(s);
  - any equity interest in a limited partnership or limited liability company, unless properly "insulated" from management activities; and
  - equity and/or debt interests which in the aggregate exceed 33% of a licensee's total assets, if the interest holder supplies more than 15% of the station's total weekly programming, or is a same-market broadcast company, cable operator or newspaper (the "equity/debt plus" standard).

All non-conforming interests acquired before November 7, 1996, are permanently grandfathered and thus do not constitute attributable ownership interests.

Under the single majority shareholder exception to the FCC's attribution policies, otherwise attributable interests under 50% are not attributable if a corporate licensee is controlled by a single majority shareholder and the minority interest holder is not otherwise attributable under the "equity/ debt plus" standard. Thus, in our case, where Hearst is the single majority shareholder, ownership of minority stock interests of up to 33% are not attributable absent other factors. The FCC is reviewing the single majority shareholder exception, but the exception currently remains in effect.

Digital Television Service. The Communications Act and the FCC require television stations to transition from analog television service to digital television service. The law establishes a hard transition deadline of February 17, 2009. Until the end of the transition, in general, stations are required to operate both analog and digital facilities. Proposals are currently pending that could require broadcasters, including us, to devote air time to public service announcements to educate the public about the transition to digital television.

Cable and Satellite Carriage of Local Television Signals. Pursuant to the Cable Television Consumer Protection and Competition Act of 1992 ("1992 Cable Act") and the FCC's "must carry" regulations, cable operators are generally required to devote up to one-third of their activated channel capacity to the carriage of the analog signals of local commercial television stations. The 1992 Cable Act also prohibits cable operators and other MVPDs from retransmitting a broadcast signal without obtaining the station's consent. On a cable system-by-cable system basis, a local television broadcast station must make a choice once every three years whether to proceed under the "must carry" rules or to waive the right to mandatory, but uncompensated, carriage and, instead, to negotiate a grant of retransmission consent to permit the cable system to carry the station's signal, in most cases in exchange for some form of consideration from the cable operator. In 2005, we made cable carriage elections for the three-year period January 1, 2006 to December 31, 2008. We opted to negotiate retransmission consent with most of the cable systems that carry our stations. We will make new retransmission consent elections by October 2008 to cover the period from January 1, 2009 to December 31, 2011.

The Satellite Home Viewer Improvement Act of 1999 ("SHVIA") established a compulsory copyright licensing system for the distribution of local television station signals by direct broadcast satellite systems to viewers in each DMA. Under SHVIA's "carry-one, carry all" provision, a direct broadcast satellite system generally is required to retransmit the analog signal of all local television stations in a DMA if the system chooses to retransmit the analog signal of any local television station in that DMA. Television stations located in markets in which satellite carriage of local stations is offered may elect mandatory carriage or retransmission consent once every three years. In 2005, we made satellite carriage elections for the three-year period January 1, 2006 to December 31, 2008. We opted to negotiate retransmission consent for all satellite systems that carry our stations. We will make new retransmission consent elections by October 2008 to cover the period from January 1, 2009 to December 31, 2011.

In 2007, the FCC ruled that cable systems must ensure that all cable subscribers—including those with analog television sets—continue to be able to view all must-carry broadcast stations after the digital transition on February 17, 2009. After the transition, cable systems may either (i) carry digital television signals in analog format (in addition to carrying the signals in digital format) or (ii) carry the signals only in digital format provided that subscribers are provided the necessary equipment to view the digital signals. During the digital transition period, cable operators are required to carry either a station's analog signal or a single programming stream of the digital signal, but not both. Both during and after the digital transition, cable operators are not required to carry multicast programming streams that we may create using our digital spectrum. Nonetheless, we have retransmission consent agreements with a number of cable operators and satellite carriers that require carriage of the analog and certain digital programming streams of our stations.

Indecency Regulation. Federal law and the FCC's rules prohibit the broadcast of obscene material at any time, and the broadcast of indecent or profane material during the period from 6 a.m. through 10 p.m. In recent years, the FCC and its indecency prohibition have received much attention. In 2006, legislation was enacted that raised the maximum monetary penalty for the broadcast of obscene, indecent, or profane language to $325,000 for each "violation," with a cap of $3 million for any "single act." On February 19, 2008, the FCC fined certain ABC stations, including four of our ABC-affiliated stations, each in the amount of $27,500 for the broadcast of allegedly indecent material during a 2003 episode of *NYPD Blue*. The ABC Network and its affiliates, including our affected stations, have appealed the FCC's decision.

Employees

As of December 31, 2007, we had approximately 2,930 full-time employees and 485 part-time employees. A total of approximately 924 of our employees are represented by five unions (the American Federation of Television and Radio Artists, the International Brotherhood of Electrical Workers, the International Alliance of Theatrical Stage Employees, the Directors Guild of America, and the National Association of Broadcast Electrical Technicians). We have not experienced any significant labor problems, and believe that our relations with our employees are satisfactory.

Available Information

We maintain an Internet site at *www.hearstargyle.com*. We make available, free of charge, on our Internet site, our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 as soon as reasonably practicable after we electronically file those materials with, or furnish them to, the Securities and Exchange Commission ("SEC").

Our Code of Business Conduct and Ethics, our Corporate Governance Guidelines, our Audit Committee Charter and our Compensation Committee Charter are also posted to the corporate governance section of our Internet site. In addition, you may obtain a free copy of our Code of Business Conduct and Ethics, our Corporate Governance Guidelines, or our Board committee charters that we file on our Internet site by writing to us at Hearst-Argyle Television, Inc., 300 West 57th St. New York, New York 10019, Attention: Corporate Secretary.

We also make available on our Internet site additional information, including news releases, earnings releases, archived audio Web casts and forthcoming corporate events.

ITEM 1A. RISK FACTORS

The following discussion of risk factors contains "forward-looking statements," as discussed on page 2 of this report. These risk factors may be important to understanding any statement in this report or elsewhere. The following information should be read in conjunction with Management's Discussion and Analysis (MD&A), and the consolidated financial statements and related notes in this report.

We Depend Upon Network Affiliation Agreements

Each of the television stations we own or manage is a party to a network affiliation agreement giving such station the right to rebroadcast programs transmitted by the network, except WMOR-TV, in Tampa, Florida, which operates as an independent station. These affiliations are valuable to us because programs provided by the major networks are typically the most popular with audiences, which increases our ability to attract viewers to our programs, including our local newscasts. In exchange for giving us the right to rebroadcast their programs, the networks have the right to sell a substantial majority of the advertising time during such broadcasts. Thirteen of our stations are parties to affiliation agreements with ABC, 10 with NBC, two with CBS, two with CW and one with MyNetworkTV. We may fail to renew these network affiliation agreements, or we may renew them on less favorable terms than we presently have. In addition, because networks increasingly distribute their programming on other platforms, such as the Internet or portable devices, they may become less reliant upon their affiliates to distribute their programming, which could put us at a disadvantage in future contract negotiations. The termination or non-renewal, or renewal on less favorable terms, of our stations' network affiliation agreements could adversely affect the viewership of our stations and affect our ability to sell advertising, which could materially decrease our revenue and operating results.

We Depend Upon Networks for Programming

Our viewership levels, and ultimately advertising revenues, for each station are materially dependent upon programming which is either supplied to us by the networks or purchased by us. First, programming which the networks provide to us may not achieve or maintain satisfactory viewership levels. Specifically, because 23 of our 29 owned or managed stations are ABC or NBC affiliates, if ABC or NBC network programming fails to generate satisfactory ratings, our revenues may be adversely affected. Additionally, we purchase syndicated programming to supplement the shows supplied to us by the networks. Generally, however, before we purchase syndicated programming for our stations, this programming must first be cleared in the largest television markets—New York, Los Angeles and

Chicago. Network owned and operated stations in those markets typically determine which syndicated shows will be brought to market, and therefore dictate our options for syndicated programs. If those stations do not launch new shows, or if the shows that they launch, and which in turn we acquire, fail to generate satisfactory ratings, our viewership levels may decrease and our revenues may be adversely affected.

Increased Programming Costs Could Adversely Affect Our Business and Operating Results

Television programming is one of our most significant operating cost components. We may be exposed in the future to increased programming costs. Should such an increase in our programming expenses occur, it could have a material adverse effect on our operating results. In addition, television networks have been seeking arrangements with their affiliates to share the networks' programming costs and to change the structure of network compensation. If we become party to an arrangement whereby we share our networks' programming costs, our programming expenses would increase further. In addition, we usually acquire syndicated programming rights two or three years in advance and acquiring those rights may require multi-year commitments, making it difficult to predict accurately how a program will perform. In some instances, we must replace programs before their costs have been fully amortized, resulting in write-offs that increase station operating costs. An increase in the cost of news programming and content or in the costs for on-air and creative talent may also increase our expenses, particularly during events requiring extended news coverage, and therefore adversely affect our business and operating results. Finally, cable distributors are increasingly competing with us or the networks with which we are affiliated for the rights to carry popular sports programming, which could increase our costs, or if we were to lose the rights to broadcast such sports programming, could adversely affect our audience share and operating results.

A Decline in Advertising Expenditures Could Adversely Affect our Operating Results

We rely substantially upon sales of advertising for our revenues. Our stations compete for advertising revenues with other television stations in their respective markets. They also compete with other advertising media, such as newspapers, radio stations, magazines, outdoor advertising, transit advertising, yellow page directories, direct mail, the Internet and local cable and satellite system operators. Our stations are located in highly competitive markets. Accordingly, our operating results are and will continue to be dependent upon the ability of each of our stations to compete successfully for advertising revenues in its respective market. Our ability to generate advertising revenues is and will continue to be affected by changes in the national economy, as well as by regional economic conditions in each of the markets in which our stations operate. The size of advertisers' budgets, which are affected by broad economic trends, affect the broadcast industry in general and the revenues of individual broadcast television stations. If the economic prospects of advertisers or the economy decline, our current or prospective advertisers may purchase less advertising time from us. In addition, the occurrence of disasters, acts of terrorism, political uncertainty or hostilities could cause us to lose our ability to broadcast our television signals or, if we are able to broadcast, our broadcast operations may shift to around-the-clock news coverage, which would cause the loss of advertising revenues due to the suspension of advertising-supported commercial programming.

Materiality of a Single Advertising Category Could Adversely Affect Our Business

We derive a material portion of our ad revenue from the automotive industry. For example, approximately 26% of our total revenue came from the automotive category in 2007. Automotive-related advertising revenue has decreased in recent years, due to a decline in car sales resulting from weakness in the national economy. If revenue from the auto category continues to decrease, or if revenue from another advertising category that constitutes a material portion of our stations' revenue in a particular period were to decrease, our business and operating results could be adversely affected.

Increased Competition Due to Technological Innovation May Adversely Impact our Business

Technological innovation, and the resulting proliferation of programming alternatives such as cable, satellite television, video provided by telephone company fiber lines, satellite radio, video-on-demand, pay-per-view, the Internet, home video and entertainment systems, portable entertainment systems, and the availability of television programs on the Internet and portable digital devices have fragmented television viewing audiences and subjected television broadcast stations to new types of competition. Over the past decade, the aggregate viewership of non-network programming distributed via MVPDs such as cable television and satellite systems has increased, while the aggregate viewership of the major television networks has declined. New technologies that enable users to view content of their own choosing, in their own time, and to fast-forward or skip advertisements, such as DVRs, portable digital devices, and the Internet, may cause changes in consumer behavior that could affect the attractiveness of our offerings to advertisers. If this were to occur, our operating results could be adversely affected.

Other advances in technology, such as increasing use of local-cable advertising "interconnects," which allow for easier insertion of advertising on local cable systems, have also increased competition for advertisers. In addition, video compression techniques permit greater numbers of channels to be carried within existing bandwidth on cable, satellite and other television distribution systems. These compression techniques, as well as other technological developments, are applicable to all video delivery systems, including digital over-the-air broadcasting, and have the potential to provide vastly expanded programming to highly targeted audiences. Reduction in the cost of creating additional channel capacity could lower entry barriers for new channels and encourage the development of increasingly specialized niche programming on cable, satellite and other television distribution systems. We expect this ability to reach very narrowly defined audiences to increase competition both for audience and for advertising revenue. In addition, the expansion of competition due to technological innovation has increased, and may continue to increase, competitive demand for programming. Such increased demand, together with rising production costs, may in the future increase our programming costs or impair our ability to acquire programming, which will in turn impair our ability to generate revenue from the advertisers with which we seek to do business.

We May Lose Audience Share As a Result of the Transition to Digital Television

The Communications Act and the FCC's rules require television stations to transition from analog television service to digital television service by February 17, 2009. After that time, our analog signals will no longer be available. The Nielsen Company estimates that, as of January 1, 2007, approximately 14 percent of all U.S. households, or approximately 15.2 million households, receive television exclusively by means of analog over-the-air transmissions and do not subscribe to cable or satellite services. In addition to these households, many households that subscribe to cable or satellite services also have one or more television sets that rely on over-the-air transmissions. To continue to receive our stations after the conclusion of the digital television transition, households that rely on over-the-air transmissions will be required to purchase digital televisions, obtain digital to analog converter equipment, or subscribe to satellite or cable service. A significant percentage of households with analog over-the-air receivers may not desire or be able to afford to purchase digital televisions. While the federal government has created a subsidy to help such households obtain digital converters, the subsidy may not be large enough to cover all households with over-the-air receivers and some of such households may not take advantage of the subsidy. As a result, the digital transition may cause some households to lose service from our stations. And, to the extent such households elect to subscribe to satellite or cable service, the additional channels available through those services may reduce our viewership from such households. Furthermore, while in many cases, a station's digital signal generally replicates the station's entire analog service area, in some circumstances, conversion to digital may reduce a station's geographical coverage area. We believe that digital television is important to our long-term viability and offers many advantages such as high definition video, multi-channel digital audio and multicast capability. However, we cannot predict the precise effect digital television might have on our stations' viewership and our operations.

Our Inability to Secure Carriage of Our Stations by Multi-Channel Video Programming Distributors May Adversely Affect Our Business

Cable operators and direct broadcast satellite systems are generally required to carry the analog signal of local commercial television stations pursuant to the FCC's "must carry" or "carry-one, carry-all" rules. However, these MVPDs are prohibited from carrying a broadcast signal without obtaining the station's consent. For each distributor, a local television broadcaster must make a choice once every three years whether to proceed under the "must carry" or "carry-one, carry-all" rules or to waive the right to mandatory but uncompensated carriage and negotiate a grant of retransmission consent to permit the system to carry the station's signal, in most cases in exchange for some form of consideration from the system operator. In 2005, we elected retransmission consent for most of our stations for the three-year period commencing on January 1, 2006. At present, we have retransmission consent agreements with the majority of operators for the period January 1, 2006, to at least December 31, 2008. If our retransmission consent agreements are terminated or not renewed, or if our broadcast signal is distributed on less favorable terms, our ability to distribute our programming could be adversely affected. In many instances, the negotiation of these agreements involves the payment of compensation to us by the MVPDs as consideration. If we are unable to satisfactorily conclude those negotiations our ability to grow our retransmission consent revenue will be adversely affected.

In addition, although cable operators generally will be required, under the FCC's current "must carry" rules, to retransmit a single programming stream transmitted by each local digital television station at the end of the digital television transition, to date, the FCC has determined that cable operators are not required to carry both a station's analog signal and digital signal during the transition period. Also, to date and except with respect to stations licensed to Hawaii and Alaska, the FCC has not extended its "carry-one, carry-all" rule to require satellite systems to carry a station's digital signal. At present, we have retransmission consent agreements with a number of cable systems operators and satellite providers that require carriage of the analog and certain digital signals of our stations.

Our Business is Seasonal and Cyclical and Some Years and Quarters Therefore May Be Less Profitable Than Others

Our business has experienced and is expected to continue to experience seasonality due to, among other things, seasonal advertising patterns and seasonal influences on people's viewing habits. The advertising revenue of our stations is generally highest in the second and fourth quarters of each year, due in part to increases in consumer advertising in the spring and retail advertising in the period leading up to and including the holiday season. Additionally, advertising revenue is cyclical, benefiting in even-numbered years from advertising placed by candidates for political offices and issue-oriented advertising, and demand for advertising time in Olympic broadcasts. While political and Olympic advertising cycles have been a normal pattern for our industry for decades, the variability has become more pronounced in recent years as these respective categories of revenue have grown significantly in size. The seasonality and cyclicality inherent in our business make it difficult to estimate future operating results based on the previous results of any specific quarter.

The Television Industry is Highly Competitive and Our Competitors May Have Greater Resources Than We Do

The television broadcast industry is highly competitive. Some of our competitors are owned and operated by large national or regional companies that may have greater resources, including financial resources, than we have. Competition in the television industry takes place on several levels: competition for audience, competition for programming and competition for advertisers. Our stations may not be able to maintain or increase their current audience share or revenue share. To the extent that certain of our competitors have, or may in the future obtain, greater resources than we have, we may not be able to successfully compete with them.

We Have a Controlling Stockholder

The Hearst Corporation, through its beneficial ownership of our Series A and Series B Common Stock, has voting control of our company. Through its beneficial ownership of 100% of our Series B Common Stock, Hearst also is entitled to elect as a class all but two members of our Board of Directors (currently, 11 of our 13 Board seats). As a result, Hearst is able to control substantially all actions to be taken by our stockholders, and also is able to maintain control over our operations and business. In addition, Hearst has the ability to cause the redemption of our Series B Debentures, $134.0 million aggregate principal amount of which were outstanding at December 31, 2007.

Further in September 2007, Hearst launched a tender offer to acquire the outstanding shares of the Company's Series A Common Stock that it did not already own. Although that offer was unsuccessful, Hearst has announced its intentions to purchase up to eight million additional shares of our Series A Common Stock in order to increase its ownership percentage to the level where it can consolidate our operating results for federal income tax purposes.

Hearst's control, as well as certain provisions of our Certificate of Incorporation and of Delaware law, may make us a less attractive target for a takeover than we otherwise might be, or render more difficult or discourage a merger proposal, tender offer or other transaction involving an actual or potential change of control. Hearst's voting control also prevents other stockholders from exercising significant influence over our Company's business decisions.

The Interests and Assets of Our Controlling Stockholder May Adversely Impact Our Ability to Make Certain Acquisitions

The interests of Hearst, which owns or has significant investments in other businesses, including cable television networks, newspapers, magazines and electronic media, may from time to time be competitive with, or otherwise diverge from, our interests, particularly with respect to new business opportunities and future acquisitions. We and Hearst have agreed that, without the prior written consent of the other, neither we nor they will make any acquisition or purchase any assets if such an acquisition or purchase by one party would require the other party to divest or otherwise dispose of any of its assets because of regulatory or other legal prohibitions.

Given the newspaper and other media interests held by Hearst, we are precluded from acquiring television stations in various markets in the United States. While divestiture of a prohibited interest could permit such acquisitions, such a divestiture may not occur or may otherwise adversely impact potential acquisitions. Additionally, Hearst is not precluded from purchasing television stations, newspapers or other assets in other markets. If Hearst were to make such purchases, the FCC rules would preclude us from owning television stations in certain of those markets in the future.

We May Encounter Conflicts of Interest with Our Controlling Stockholder

We and Hearst also have ongoing relationships that may create situations where the interests of the two parties could conflict. For example, we and Hearst are parties to a series of agreements with each other, including

- a Lease Agreement (whereby we lease one floor of the newly constructed Hearst Tower in Manhattan for our corporate offices);

- a Management Agreement (whereby we provide certain management services, such as sales, news, programming and financial and accounting management services with respect to certain Hearst-owned or managed television and radio stations);
- an Option Agreement (whereby Hearst has granted us an option to acquire two television stations it owns (KCWE and WMOR), as well as a right of first refusal with respect to a prospective purchaser if Hearst proposes to sell WPBF);
- a Studio Lease Agreement (whereby Hearst leases space from us for Hearst's radio broadcast stations);
- a Name License Agreement (whereby Hearst permits us to use the Hearst name in connection with our name and operation of our business); and
- a Services Agreement (whereby Hearst provides us certain administrative services, such as accounting, financial, legal, tax, insurance, data processing and employee benefits).

It is possible that we and Hearst may enter into additional related party transactions and/or agreements in the future. Because we and Hearst are affiliates, it is possible that our interests concerning these transactions and/or agreements may from time to time conflict and that more favorable terms than those we have negotiated with Hearst may be available from third parties.

Changes in FCC Regulations and Enforcement Policies May Adversely Affect Our Business

As discussed more fully in Item 1 "Business; Federal Regulation of Television Broadcasting", our broadcast operations are subject to extensive regulation by the FCC under the Communications Act. If we do not comply with these regulations, in particular the specific regulations discussed below, or if the FCC adopts a rigorous enforcement policy concerning them, our business and operating results could be adversely affected.

Ownership Rules. We must comply with extensive FCC regulations and policies in the ownership of our broadcast stations, which restrict our ability to consummate future transactions and, in certain circumstances, could require us to divest some stations. In general, the FCC's ownership rules limit the number of television and radio stations that we can own in a market, the number of television stations we can own nationwide, and prohibit ownership of stations in markets where Hearst has interests in newspapers.

Indecency Rules. Federal law and the FCC's rules prohibit the broadcast of obscene material at any time, and the broadcast of indecent or profane material during the period from 6 a.m. through 10 p.m. In recent years, the FCC has vigorously enforced its indecency prohibition, and in 2006, legislation was enacted that raised the maximum monetary penalty for the broadcast of obscene, indecent, or profane language to $325,000 for each "violation," with a cap of $3 million for any "single act." The determination of whether content is indecent or profane is inherently subjective, creates uncertainty as to our ability to comply with the rules (in particular during live programming), and impacts our programming decisions. Violation of the indecency rules could lead to sanctions which may adversely affect our business and results of operations.

Fines and Penalties. In recent years, the FCC has also vigorously enforced a number of other rules, typically in connection with license renewals. For example, in recent years, the FCC issued fines and sanctions for violations of its equal employment opportunity rules, public inspection file rules, children's programming rules, closed captioning rules, and emergency alert system rules. In addition, on February 19, 2008, the FCC fined certain ABC stations, including four of our ABC-affiliated stations, each in the amount of $27,500 for the broadcast of allegedly indecent material during a 2003 episode of *NYPD Blue*. The ABC Network and its affiliates, including our affected stations, have appealed the FCC's decision.

Possible Acquisitions, Divestitures or Other Strategic Initiatives May Adversely Impact Our Business

Our management is evaluating, and will continue to evaluate, the nature and scope of our operations and various short-term and long-term strategic considerations. These may include acquisitions or divestitures of, or strategic alliances, joint ventures, mergers or integration or consolidation with, television stations or other businesses, including digital media businesses, as well as discussions with third parties regarding any of these considerations. In the alternative, our management may decide from time to time that such initiatives are not appropriate.

There are uncertainties and risks relating to each of these strategic initiatives. For example, acquisition opportunities may become more limited as a consequence of the consolidation of ownership occurring in the television broadcast industry. Also, prospective competitors may have greater financial resources than we have. Future acquisitions may not be available on attractive terms, or at all. Also, if we do make acquisitions, we may not be able to successfully integrate the acquired stations or businesses. With respect to divestitures, we may experience varying success in making such divestitures on favorable terms, if at all, or in reducing fixed costs or transferring liabilities previously associated with the divested television stations or businesses. In addition, any such acquisitions or divestitures may be subject to FCC approval and FCC rules and regulations. Finally, strategic minority investments we choose to make in digital media projects may ultimately prove unprofitable. Any of these efforts would require varying levels of management resources, which may divert our attention from other business operations. If we do not realize the expected benefits or synergies of such transactions, or, conversely, if we do not realize such benefits or synergies because we chose not to pursue any such transaction, there may be an adverse effect on our financial condition and operating results.

We Could Suffer Losses Due to Asset Impairment Charges for Goodwill and FCC Licenses

At December 31, 2007, approximately 84% of our total assets consisted of goodwill and intangible assets. We test our goodwill and intangible assets, including FCC licenses, for impairment during the fourth quarter of every year, and on an interim date should factors or indicators become apparent that would require an interim test, in accordance with Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets." If the fair value of a reporting unit or an intangible asset is revised downward below its net carrying value, an impairment under SFAS 142 could result and a non-cash charge could be required. This could materially affect our reported net earnings and our balance sheet.

The Loss of Key Personnel Could Disrupt our Management or Operations and Adversely Affect our Business

Our business depends upon the continued efforts, abilities and expertise of our chief executive officer and other key employees. We believe that the rare combination of skills and years of media experience possessed by our executive officers would be difficult to replace, and that the loss of our executive officers could have a material adverse effect on our business. Additionally, our stations employ several on-air personnel, including anchors and reporters, with significant loyal audiences. Our failure to retain these personnel could adversely affect our operating results.

Strikes and Other Union Activity By Our Employees Could Adversely Affect Our Business

Certain employees, such as on-air talent and engineers, at some of our stations are subject to collective bargaining agreements. If we are unable to renew expiring collective bargaining agreements, it is possible that the affected unions could take action in the form of strikes or work stoppages. Such actions, higher costs in connection with these agreements, or significant labor disputes could adversely affect our business by disrupting our ability to operate our affected stations.

Our Share Repurchase Program and Hearst's Share Purchase Program May Affect the Market Price of Our Series A Common Stock.

We have a share repurchase program authorized by our Board of Directors, pursuant to which we may repurchase up to $300 million of our Series A Common Stock from time to time, in the open market or in private transactions, subject to market conditions. In addition, on December 5, 2007, The Hearst Corporation's Board of Directors authorized a new share purchase program pursuant to which Hearst or its subsidiaries may purchase on the open market or through private transactions up to eight million additional shares of our Series A Common Stock. Such repurchases and purchases, or the absence thereof, may increase or decrease the market price of our Series A Common Stock.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

Our principal executive offices are located at 300 West 57th Street, New York, New York 10019. The real property of each of our stations generally includes owned or leased offices, studios, transmitters and tower sites. Offices and main studios are typically located together, while transmitters and tower sites are often in separate locations that are more suitable for optimizing signal strength and coverage. Set forth below are our stations' principal facilities as of December 31, 2007. In addition to the property listed below, we and the stations also lease other property primarily for communications equipment.

Station	Location	Use	Ownership	Approximate Size
Corporate	Washington D.C.	Washington D.C. Office	Leased	5,751 sq. ft.
	New York, NY	New York Office(1)	Leased	19,866 sq. ft.
WCVB	Boston, MA	Office and studio	Owned	90,002 sq. ft.
		Tower and transmitter	Leased	1,600 sq. ft.
WMUR	Manchester, NH	Office and studio	Owned	67,440 sq. ft.
		Tower and transmitter	Owned	4.5 acres
		Office	Leased	1,963 sq. ft.
KCRA/KQCA	Sacramento, CA	Office, studio and tower	Owned	75,000 sq. ft.
		Tower and transmitter	Owned	2,400 sq. ft.
		Tower and transmitter	Leased	1,200 sq. ft.
		Office	Leased	3,085 sq. ft.
WTAE	Pittsburgh, PA	Office and studio	Owned	68,033 sq. ft.
		Tower and transmitter	Owned	37 acres
		Office	Leased	609 sq. ft.
WESH/WKCF	Orlando, FL	Studio, transmitter, tower	Owned	61,300 sq. ft.
	Daytona Beach, FL	Studio and office	Leased	1,472 sq. ft.
		Office	Leased	775 sq. ft.
		Office	Leased	535 sq. ft.
		Transmitter	Leased	2,025 sq. ft.
		Tower	Partnership*	190 acres
		Transmitter	Partnership*	8,050 sq. ft.
WBAL	Baltimore, MD	Office and studio	Owned	63,000 sq. ft.
		Tower	Partnership*	0.2 acres

Station	Location	Use	Ownership	Approximate Size
KMBC	Kansas City, MO	Office and studio	Owned	52,500 sq. ft.
		Tower and transmitter	Owned	11.6 acres
WLWT	Cincinnati, OH	Office and studio	Owned	52,000 sq. ft.
		Tower and transmitter	Owned	4.2 acres
WISN	Milwaukee, WI	Office and studio	Owned	88,000 sq. ft.
		Tower and transmitter land	Leased	5.5 acres
		Transmitter building	Owned	3,192 sq. ft.
WYFF	Greenville, SC	Office and studio	Owned	57,500 sq. ft.
		Tower and transmitter	Owned	1.5 acres
		Office	Leased	3,000 sq. ft.
WDSU	New Orleans, LA	Office and studio	Owned	50,525 sq. ft.
		Transmitter	Owned	8.3 acres
KOCO	Oklahoma City, OK	Office and studio	Owned	28,000 sq. ft.
		Tower and transmitter	Owned	85 acres
WGAL	Lancaster, PA	Office, studio and tower	Owned	58,900 sq. ft.
		Office	Leased	2,380 sq. ft.
WXII	Winston-Salem, NC	Office and studio	Owned	38,027 sq. ft.
		Tower and transmitter	Owned	223.6 acres
WLKY	Louisville, KY	Office and studio	Owned	37,842 sq. ft.
		Tower and transmitter	Owned	40.0 acres
		Transmitter	Leased	1,350 sq. ft.
		Transmitter building	Owned	2,000 sq. ft.
KOAT	Albuquerque, NM	Office and studio	Owned	37,315 sq. ft.
		Tower and transmitter	Owned	328.5 acres
KCCI	Des Moines, IA	Office, studio and transmitter	Owned	52,000 sq. ft.
		Tower and transmitter	Owned	119.5 acres
WMTW	Portland-Auburn, ME	Office and studio	Leased	11,703 sq. ft.
		Tower and transmitter	Owned	296 acres
		Office and studio	Owned	16,300 sq. ft.
		Transmitter building	Owned	5,120 sq. ft.
		Office land	Owned	13.9 acres
KITV	Honolulu, HI	Office and studio	Owned	35,000 sq. ft.
		Tower and transmitter	Leased	130 sq. ft.
		Tower and transmitter	Leased	304 sq. ft.
		Tower and transmitter	Leased	2.6 acres
KETV	Omaha, NE	Office and studio	Owned	39,204 sq. ft.
		Tower and transmitter	Owned	23 acres
		Transmitter building	Owned	30,492 sq. ft.
		Office	Leased	597 sq. ft.
WAPT	Jackson, MS	Office and studio	Owned	18,000 sq. ft.
		Tower and transmitter	Owned	24 acres

Station	Location	Use	Ownership	Approximate Size
WPTZ	Plattsburgh, NY	Office and studio	Owned	12,800 sq. ft.
		Office	Leased	5,441 sq. ft.
		Tower and transmitter	Owned	2,432 sq. ft.
		Tower and transmitter	Owned	13.4 acres
WNNE.......	White River Junction, VT	Office and studio	Leased	5,600 sq. ft.
KHBS/KHOG..	Fort Smith/Fayetteville, AR	Office and studio	Owned	44,904 sq. ft.
		Office and studio	Leased	12,906 sq. ft
		Transmitter building	Owned	2,100 sq. ft.
		Tower and transmitter	Leased	2.5 acres
		Tower and transmitter	Owned	26.7 acres
KSBW	Monterey-Salinas, CA	Office and studio	Owned	44,000 sq. ft.
		Tower and transmitter	Owned	160.2 acres
		Office	Leased	900 sq. ft.

* Owned by the Company in partnership with certain third parties.

(1) We also sublease to third parties 21,789 square feet of space at 888 Seventh Avenue, New York, New York, the previous location of our corporate headquarters.

ITEM 3. LEGAL PROCEEDINGS

From time to time, we become involved in various claims and lawsuits that are incidental to our business. In our opinion, there are no legal proceedings pending against us or any of our subsidiaries that are reasonably expected to have a material adverse effect on our consolidated financial condition or results of operations.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

(a) *Market Performance of Common Stock and Dividends on Common Stock.* Our Series A Common Stock is listed on the New York Stock Exchange ("NYSE") under the ticker symbol "HTV." All of the outstanding shares of our Series B Common Stock are currently held by Hearst Broadcasting, a wholly-owned subsidiary of Hearst Holdings, which is in turn a wholly-owned subsidiary of Hearst. Our Series B Common Stock is not publicly traded. The table below sets forth, for the calendar quarters indicated, the reported high and low sales prices of our Series A Common Stock on the NYSE and the dividends declared on our Series A and Series B Common Stock:

	High	Low	Dividend
2007			
First Quarter	$27.39	$25.05	$0.07
Second Quarter	27.87	23.69	0.07
Third Quarter	26.15	19.74	0.07
Fourth Quarter	25.83	17.85	0.07
2006			
First Quarter	$24.17	$23.23	$0.07
Second Quarter	23.37	21.67	0.07
Third Quarter	23.81	20.00	0.07
Fourth Quarter	26.04	22.93	0.07

On February 15, 2008, the closing price for our Series A Common Stock was $21.86.

(b) *Holders.* On February 15, 2008 there were approximately 818 Series A Common Stock shareholders of record and Hearst Broadcasting was the sole holder of our Series B Common Stock.

(c) *Dividends.* In December 2007, we declared a quarterly cash dividend of $0.07 per share on our Series A Common Stock and our Series B Common Stock, which we paid on January 15, 2008 to holders of record on January 5, 2008, for a total of $6.6 million. During 2007, we paid a total of $26.2 million in dividends. See Note 10 to the consolidated financial statements.

(d) *Securities Authorized for Issuance Under Equity Compensation Plans.* The following table summarizes our equity compensation plans as of December 31, 2007:

EQUITY COMPENSATION PLAN INFORMATION

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (1)	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance (2)
Equity compensation plans approved by security holders	7,889,543(1)	$23.42	5,651,772(2)
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	7,889,543(1)	$23.42	5,651,772(2)

(1) Includes shares of Series A Common Stock to be issued upon exercise of stock options granted under the Company's Amended and Restated 1997 Stock Option Plan, the Company's 2004 Long Term Incentive Compensation Plan and the Company's 2007 Long Term Incentive Plan. The Company has also awarded 167,000 shares of restricted stock under the 2004 Long Term Incentive Compensation Plan and 199,616 shares of restricted stock under the 2007 Long Term Incentive Compensation Plan.

(2) Includes 1,532,022 shares of Series A Common Stock available for future stock option and restricted stock grants under the Company's 2007 Long Term Incentive Compensation Plan and 4,119,750 shares of Series A Common Stock reserved for future issuance under the Company's Employee Stock Purchase Plan.

(e) *Performance Graph.* The following graph compares the annual cumulative total stockholder return on an investment of $100 in the Series A Common Stock on December 31, 2002, based on the market price of the Series A Common Stock and assuming reinvestment of dividends, with the cumulative total return of a similar investment in (i) companies on the Standard & Poor's 500 Stock Index and (ii) a group of peer companies selected by us on a line-of-business basis and weighted for market capitalization.

CUMULATIVE TOTAL RETURN
Based upon an initial investment of $100 on December 31, 2002
with dividends reinvested



$200
$150
$100
$50
$0
Dec-02
Dec-03
Dec-04
Dec-05
Dec-06
Dec-07
Hearst-Argyle Television
S&P 500®
Custom Composite Index (6 Stocks)

	Dec-02	Dec-03	Dec-04	Dec-05	Dec-06	Dec-07
Hearst-Argyle Television	$100	$115	$110	$101	$109	$ 96
S&P 500®	$100	$129	$143	$150	$173	$183
Custom Composite Index (6 Stocks)	$100	$133	$113	$ 86	$ 79	$ 79

The Custom Composite Index consists of Belo Corp., Sinclair Broadcast Group, Inc., Young Broadcasting Inc., Lin TV Corp., Nexstar Broadcasting Corp., (Begin 1Q04), and Gray Television Inc.

(f) *Purchase of Equity Securities by the Issuer and Affiliated Purchasers.* The following table reflects purchases made during the three months ended December 31, 2007, of our Series A Common Stock by Hearst Broadcasting, an indirect wholly-owned subsidiary of Hearst:

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Program	Maximum Number of Shares that May Yet Be Purchased Under the Program
October 1–October 31	0	$ 0.00	0	1,184,656
November 1–November 30	0	$ 0.00	0	1,184,656
December 1–December 31	342,800	$21.82	342,800	7,657,200
Total	342,800	$21.82	342,800	

On September 14, 2007, Hearst launched a tender offer to acquire the outstanding shares of the Company's Series A Common Stock that it did not already own for $23.50 per share (the "Offer"). On October 12, 2007, the Offer expired and Hearst announced that it would return to shareholders all of the shares that were tendered in the Offer. On December 6, 2007, Hearst filed an amendment to its Schedule 13D with the Securities and Exchange Commission indicating that its Board of Directors had approved the purchase of up to eight million additional shares of our Series A Common Stock in order to increase its ownership percentage to approximately 82% to permit us to be consolidated with Hearst for federal income tax purposes. Hearst may effect such purchases from time to time in the open market or in private transactions, subject to market conditions and management's discretion.

As of December 31, 2007, under this plan and prior share purchase authorizations, Hearst has purchased approximately 24.2 million shares of the Company's outstanding Series A Common Stock. Hearst's ownership of the Company's outstanding common stock was 73.7% and 73.8% as of December 31, 2007 and 2006, respectively.

The following table reflects purchases made by the Company of its Series A Common Stock during the three months ended December 31, 2007.

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Program	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Program
October 1–October 31	0	$ 0.00	0	$186,945,723
November 1–November 30	50,800	$17.88	50,800	$186,037,556
December 1–December 31	110,100	$19.02	110,100	$183,943,053
Total	160,900	$18.66	160,900	

In May 1998, the Company's Board of Directors authorized the repurchase of up to $300 million of its outstanding Series A Common Stock. Such purchases may be effected from time to time in the open market or in private transactions, subject to market conditions and management's discretion. Between May 1998 and December 31, 2007, the Company repurchased approximately 4.7 million shares of Series A Common Stock at a cost of approximately $116.1 million and an average price of $24.57. There can be no assurance that such repurchases will occur in the future or, if they do occur, what the terms of such repurchases will be.

ITEM 6. SELECTED FINANCIAL DATA

The selected financial data should be read in conjunction with the historical financial statements and notes thereto included elsewhere herein and in "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Hearst-Argyle Television, Inc.
(In thousands, except per share data)

	Years Ended December 31,				
	2007(a)	2006(a)	2005(b)	2004(b)	2003(c)
Statement of income data:					
Total revenue	$ 755,738	$ 785,402	$ 706,883	$ 779,879	$ 686,775
Station operating expenses:					
Salaries, benefits and other operating costs	409,977	397,604	364,421	355,641	330,519
Amortization of program rights	75,891	68,601	60,912	63,843	62,845
Depreciation and amortization	55,262	59,161	51,728	50,376	55,467
Impairment loss(d)	—	—	29,235	—	—
Corporate, general and administrative expenses	38,427	31,261	23,149	25,268	19,122
Operating income	$ 176,181	$ 228,775	$ 177,438	$ 284,751	$ 218,822
Interest expense	63,023	66,103	66,777	65,445	68,726
Interest income	(2,043)	(6,229)	(3,402)	(1,715)	(511)
Interest expense, net—Capital Trust(e)	9,750	9,750	9,750	18,675	15,000
Other (income) expense, net(f)(g)(h)	—	2,501	2,500	3,700	—
Income before income taxes	$ 105,451	$ 156,650	$ 101,813	$ 198,646	$ 135,607
Income taxes(l)	38,207	58,410	3,012	75,724	41,958
Equity in (income) loss of affiliates, net(i)	2,588	(483)	(1,416)	(1,020)	(572)
Net income	$ 64,656	$ 98,723	$ 100,217	$ 123,942	$ 94,221
Less preferred stock dividends(j)	—	—	2	1,067	1,211
Income applicable to common stockholders	$ 64,656	$ 98,723	$ 100,215	$ 122,875	$ 93,010
Income per common share—basic	$ 0.69	$ 1.06	$ 1.08	$ 1.32	$ 1.00
Number of common shares used in the calculation	93,490	92,745	92,826	92,928	92,575
Income per common share—diluted	$ 0.69	$ 1.06	$ 1.08	$ 1.30	$ 1.00
Number of common shares used in the calculation	94,299	93,353	93,214	101,406	92,990
Dividends declared per share(k)	$ 0.28	$ 0.28	$ 0.28	$ 0.25	$ 0.06
Balance sheet data (at year-end):					
Cash and cash equivalents	$ 5,964	$ 18,610	$ 120,065	$ 92,208	$ 71,528
Total assets	$3,958,976	$3,958,088	$3,832,359	$3,842,140	$3,799,087
Long-term debt	$ 703,110	$ 777,122	$ 777,170	$ 882,221	$ 882,409
Note payable to Capital Trust	$ 134,021	$ 134,021	$ 134,021	$ 134,021	$ 206,186
Stockholders' equity	$1,952,399	$1,882,807	$1,821,459	$1,753,837	$1,672,382
Other data:					
Net cash provided by operating activities	$ 135,744	$ 200,384	$ 128,730	$ 193,631	$ 179,075
Net cash used in investing activities	$ (58,433)	$ (282,893)	$ (41,008)	$ (72,069)	$ (25,541)
Net cash used in financing activities	$ (89,957)	$ (18,946)	$ (59,865)	$ (100,883)	$ (86,448)
Capital expenditures	$ 55,802	$ 60,439	$ 33,276	$ 36,380	$ 25,392
Program payments	$ 73,565	$ 67,817	$ 64,104	$ 62,247	$ 62,039
Dividends paid on common stock	$ 26,206	$ 25,954	$ 25,997	$ 22,301	—
Series A Common Stock repurchases	$ 5,273	$ 2,780	$ 16,385	$ 10,920	—

See accompanying notes.

Notes to Selected Financial Data

(a) Includes (i) the results of our 25 stations which were owned for the entire period presented and the management fees derived from three television stations (WMOR-TV, WPBF-TV and KCWE-TV) and two radio stations (WBAL-AM and WIYY-FM) managed by us for the entire period presented and (ii) the results of WKCF-TV, after its acquisition by us, from August 31, 2006 through December 31, 2007.

(b) Includes (i) the results of our 24 stations which were owned for the entire period presented and the management fees derived from three television stations (WMOR-TV, WPBF-TV and KCWE-TV) and two radio stations (WBAL-AM and WIYY-FM) managed by us for the entire period presented and (ii) the results of WMTW-TV, after its acquisition by us, from July 1, 2004 through December 31, 2005.

(c) Includes the results of our 24 television stations which were owned for the entire period presented and the management fees earned by us from the stations we manage for Hearst for the entire period presented.

(d) In December 2005, we recorded an impairment charge of $29.2 million to write down to fair value WDSU's FCC license and goodwill as a result of Hurricane Katrina.

(e) Represents interest expense on the note payable to our wholly-owned unconsolidated subsidiary trust, which holds solely parent company debentures in the amounts of $134.0 million at December 31, 2007, 2006, 2005 and 2004 and $206.2 million at December 31, 2003, and a $3.7 million premium paid to redeem the Series A Debentures in the amount of $72.2 million on December 31, 2004, offset by our equity interest in the earnings of the trust.

(f) In July 2006, USDTV filed for Chapter 7 bankruptcy and as a result, the Company wrote off its investment of $2.5 million.

(g) In the year ended December 31, 2005, we concluded our joint venture with NBC Universal and recorded a loss of $2.5 million. The investment had been accounted for using the equity method.

(h) In 2004, ProAct Technologies Corporation sold substantially all of its operating assets to a third party as part of an overall plan of liquidation. The Company wrote down our investment in ProAct by $3.7 million during the year ended December 31, 2004.

(i) Represents our equity interest in the operating results of: (i) Internet Broadcasting Systems, Inc. from December 2, 1999 through December 31, 2007; (ii) IBS/HATV LLC from September 1, 2002 through December 31, 2005; (iii) NBC/Hearst-Argyle Syndication, LLC from April 1, 2002 through December 31, 2005; and (iv) Ripe Digital Entertainment, Inc. from July 27, 2005 through December 31, 2007.

(j) Represents dividends on the preferred stock issued in connection with the acquisition of KHBS-TV/ KHOG-TV.

(k) During 2007, our Board of Directors declared quarterly cash dividends on our Series A and Series B Common Stock for a total amount of $26.2 million. Included in this amount was $19.3 million payable to Hearst. During 2006, our Board of Directors declared quarterly cash dividends on our Series A and Series B Common Stock for a total amount of $26.0 million. Included in this amount was $19.0 million payable to Hearst. During 2005, our Board of Directors declared quarterly cash dividends on our Series A and Series B Common Stock for a total amount of $26.0 million. Included in this amount was $18.0 million payable to Hearst. During 2004, our Board of Directors declared quarterly cash dividends on our Series A and Series B Common Stock for a total amount of $23.2 million. Included in this amount was $15.4 million payable to Hearst. On December 3, 2003, our Board of Directors declared a cash dividend of $0.06 per share on our Series A and Series B Common Stock in the amount of $5.6 million.

(l) During the year ended December 31, 2005, $31.9 million in tax benefits were recorded as a result of the settlement of certain tax return examinations and $5.5 million in tax benefits were recorded as a result of a change in Ohio tax law.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Organization of Information

Management's Discussion and Analysis provides a narrative on our financial performance and condition that should be read in conjunction with the accompanying consolidated financial statements. It includes the following sections:

- Forward-Looking Statements
- Executive Summary
- Critical Accounting Policies and Estimates
- Results of Operations
- Liquidity and Capital Resources
- Contractual Obligations
- Impact of Inflation
- Off-Balance Sheet Arrangements
- New Accounting Pronouncements

Forward-Looking Statements

This report includes or incorporates forward-looking statements. We base these forward-looking statements on our current expectations and projections about future events. These forward-looking statements generally can be identified by the use of statements that include phrases such as "anticipate", "will", "may", "likely", "plan", "believe", "expect", "intend", "project", "forecast" or other such similar words and/or phrases. For these statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. The forward-looking statements contained in this report, concerning, among other things, trends and projections involving revenue, income, earnings, cash flow, liquidity, operating expenses, assets, liabilities, capital expenditures, dividends and capital structure, involve risks and uncertainties, and are subject to change based on various important factors. Those factors include the impact on our operations from

- Changes in Federal regulations that affect us, including changes in Federal communications laws or regulations;
- Local regulatory actions and conditions in the areas in which our stations operate;
- Competition in the broadcast television markets we serve;
- Our ability to obtain quality programming for our television stations;
- Successful integration of television stations we acquire;
- Pricing fluctuations in local and national advertising;
- Changes in national and regional economies;
- Our ability to service and refinance our outstanding debt;
- Changes in advertising trends and our advertisers' financial condition; and
- Volatility in programming costs, industry consolidation, technological developments, and major world events.

For a discussion of additional risk factors that are particular to our business, please refer to Part I, Item 1A. "Risk Factors" beginning on page 15. These and other matters we discuss in this report, or in the documents we incorporate by reference into this report, may cause actual results to differ from those we describe. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Executive Summary

Hearst-Argyle Television, Inc. and its subsidiaries (hereafter "we" or the "Company") own and operate 26 network-affiliated television stations. Additionally, we provide management services to two network-affiliated stations and one independent television station and two radio stations owned by The Hearst Corporation ("Hearst") in exchange for management fees. We also seek to attract our television audience by providing compelling content on multiple media platforms. We provide leading local news programming and popular network and syndicated programs at each of our television stations, 20 of which are in the top 50 U.S. television markets. In addition, we seek to make our content available to our audience as they use additional content platforms, such as the Internet and portable devices, during their day. We stream a portion of our television programming, including our news and weather forecasts, and we publish community information, user generated content and entertainment content on our stations' Websites. In many of our markets, we have also established a mobile presence for our stations' Websites. We believe that aligning our content offerings with audience media consumption patterns in this manner ultimately benefits our advertisers. Our advertisers benefit from a variety of marketing opportunities, including traditional spot campaigns, community events and sponsorships at our television stations, as well as on our stations' Internet and/or mobile Websites, enabling them to reach our audience in multiple ways.

Events and other factors that have influenced our 2007 results

- The housing downturn has impacted certain of the Company's largest markets and contributed to the slowdown in consumer purchases of autos, financial services and furniture and housewares, resulting in a reduction of advertising expenditures in these three important categories.
- Results for the year ended December 31, 2007 reflect a $56.0 million decrease in net political advertising revenue resulting from the normal, cyclical nature of the television broadcasting business, partially offset by an increase in advertising revenue resulting from our acquisition of WKCF-TV on August 31, 2006.
- For the year ended December 31, 2007, the Company recorded digital media revenue and associated expenses of $20.9 million and $14.2 million, respectively, reflecting our continued focus on digital media.
- On August 24, 2007, Hearst Broadcasting, Inc., an indirect wholly-owned subsidiary of Hearst, announced its intentions to launch, and on September 14, 2007, launched, a tender offer to acquire the outstanding shares of the Company's Series A Common Stock that it did not already own (the "Offer"). On October 12, 2007, the Offer expired and Hearst announced that it would return to shareholders all of the shares that were tendered in the Offer. For the year ended December 31, 2007, the Company recognized $3.9 million of expense related to the Offer.
- At December 31, 2007, total debt was $793.1 million, a decrease of $74.1 million from December 31, 2006.
- On January 1, 2007, the Company adopted *Financial Interpretation No. 48, Accounting for Uncertainty in Income Taxes* ("FIN 48") which resulted in a decrease to Retained earnings of

$11.3 million, a $15.8 million decrease to Deferred income tax liability and a $27.1 million increase to Other liabilities.

Industry Trends

- Political advertising decreases in odd-numbered years, such as 2007. Due to the change in the timing of the election primaries in certain of our markets, political advertising was greater in the fourth quarter of 2007 than is typical in an odd-numbered year.
- Revenue from Olympic advertising occurs exclusively in even-numbered years, such as 2006, with the alternating Winter and Summer Games occurring every two years. Consequently, our 10 NBC stations aired the 2006 Winter Olympics in February 2006 and did not record any advertising revenue associated with the Olympics in 2007.
- The Federal Communications Commission ("FCC") has permitted broadcast television station licensees to use their digital spectrum for a wide variety of services such as high-definition television programming, audio, data and other types of communication, subject to the requirement that each broadcaster provide at least one free video channel equal in quality to the current technical standards. Our NBC stations currently broadcast the Weather Plus network, a 24/7 local and national weather broadcast network, on a multicast stream in addition to their main digital channels. In addition, six of our other stations have launched similar station-branded multicast weather channels.
- Compensation from networks to their affiliates in exchange for broadcasting of network programming has been sharply reduced in recent years and may be eliminated in the future.
- Pursuant to the Cable Television Consumer Protection and Competition Act of 1992 ("1992 Cable Act") and the FCC's "must carry" regulations, cable operators are generally required to devote up to one-third of their activated channel capacity to the carriage of the analog signal of local commercial television stations. On a cable system-by-cable system basis, a local television broadcast station must choose once every three years whether to waive the right to mandatory, but uncompensated, carriage and, instead, to negotiate a grant of retransmission consent. We opted to negotiate retransmission consent with most of the cable systems that carry our stations and we record income from most of these relationships.
- The Satellite Home Viewer Improvement Act of 1999 ("SHVIA") established a compulsory copyright licensing system for the distribution of local television station signals by direct broadcast satellite systems to viewers in each DMA. Under SHVIA's "carry-one, carry-all" provision, a direct broadcast satellite system generally is required to retransmit the analog signal of all local television stations in a DMA if the system chooses to retransmit the analog signal of any local television station in that DMA. Television stations located in markets in which satellite carriage of local stations is offered may elect mandatory carriage or retransmission consent once every three years. We opted to negotiate retransmission consent for all satellite systems that carry our stations and we record income from most of these relationships.
- Legislation that guides the transition from analog to digital television broadcasting includes a deadline of February 17, 2009 for completion of the transition to digital broadcasting and the return of the analog spectrum to the government. As a result, the Company accelerated the depreciation of certain equipment that may have a shorter useful life as a result of the digital conversion.
- In 2006 Sprint Nextel Corporation ("Nextel") was granted the right from the FCC to claim from broadcasters in each market across the country the 1.9 GHz spectrum to use for an emergency communications system. In order to reclaim this signal, Nextel must replace all analog equipment currently using this spectrum with digital equipment. All broadcasters have agreed to

use the digital substitute that Nextel will provide. The transition will be completed on a market-by-market basis. During the fourth quarter of 2007, we recorded a $2.3 million gain which primarily represents the difference between the fair market value of the equipment we received and the book value of the analog equipment we exchanged. As the equipment is exchanged in other markets, we expect to record additional gains.

Critical Accounting Policies and Estimates

Our management's discussion and analysis of financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of our consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue, and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including those related to allowances for doubtful accounts; program rights, barter and trade transactions; useful lives of property, plant and equipment; intangible assets; carrying value of investments; accrued liabilities; contingent liabilities; income taxes; pension benefits; and fair value of financial instruments and stock options. We base our estimates on historical experience and on various other assumptions, which we believe to be reasonable under the circumstances. Had we used different assumptions in determining our estimates, our reported results may have varied. The different types of estimates that are required to be made by us in the preparation of our consolidated financial statements vary significantly in the level of subjectivity involved in their determination. We have identified the estimates below as those which contain a relatively high level of subjectivity in their determination and, therefore, could have a more material effect upon our reported results if different assumptions were used.

Impairment Testing of Intangible Assets—In performing our annual impairment testing of goodwill and FCC licenses, which are both considered to be intangible assets with indefinite useful lives, we must make a significant number of assumptions and estimates in determining the fair value based on the present value of future cash flows. See Note 4 to the consolidated financial statements. The assumptions and estimates required under the impairment testing of goodwill and FCC licenses include future market revenue growth, operating profit margins, perpetual growth rates, market revenue share, and weighted-average cost of capital, among others. For the years ended December 31, 2007 and 2006, estimates of the present value of future cash flows for our stations exceeded the book value of our FCC licenses and goodwill indicating no impairment of these assets.

Pension Assumptions—In computing projected benefit obligations and the resulting pension expense, we are required to make a number of assumptions. See Note 16 to the consolidated financial statements. To compute our projected benefit obligations as of the measurement date of September 30, 2007, we used the discount rate of 6.5% and an average rate of compensation increase of 4.0%. In determining the discount rate assumption of 6.5%, we used a measurement date of September 30, 2007 and constructed a portfolio of bonds to match the benefit payment stream that is projected to be paid from the Company's pension plans. The benefit payment stream is assumed to be funded from bond coupons and maturities as well as interest on the excess cash flows from the bond portfolio. To compute our pension expense in the year ended December 31, 2007, we assumed a discount rate of 6.0%, an expected long-term rate of return on plan assets of 7.75%, and an average rate of compensation increase of 4.0%. See Note 15 to the consolidated financial statements for further discussion on management's methodology for developing the expected long-term rate of return assumption. We consider the assumptions used in our determination of our projected benefit obligations and pension expense to be reasonable.

Pension Assumptions Sensitivity Analysis

The weighted-average assumptions used in computing our net pension expense and projected benefit obligation have a significant effect on the amounts reported. A one-percentage point change in each of the assumptions below would have the following effects upon net pension expense and projected benefit obligation, respectively, in the year ended and as of December 31, 2007:

	One Percentage Point Increase			One Percentage Point Decrease		
	Discount Rate	Expected long-term rate of return	Rate of compensation increase	Discount Rate	Expected long-term rate of return	Rate of compensation increase
	(In Thousands)					
Net pension (benefit) expense	(4,088)	(1,497)	1,323	4,738	1,497	(1,056)
Projected benefit obligation	(26,630)	N/A	5,119	31,575	N/A	(4,631)

Income Taxes—Income taxes are accounted for in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, *Accounting for Income Taxes* ("SFAS 109"), which requires that deferred tax assets and liabilities be recognized for the differences in the book and tax basis of certain assets and liabilities using enacted tax rates. SFAS 109 also requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion, or all of the deferred tax assets, will not be realized. Our estimates of income taxes and the significant items giving rise to deferred assets and liabilities are shown in Note 9 and reflect our assessment of actual future taxes to be paid on items reflected in the consolidated financial statements, giving consideration to both timing and probability. Actual income taxes could vary from these estimates due to future changes in income tax law or reviews by federal and state tax authorities. We have considered these potential changes in accordance with SFAS 109 and Financial Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"), which requires the Company to record reserves for estimates of probable settlements of federal and state audits. Accordingly the Company has included $38.1 million in Other Liabilities (non-current) and $2.0 million in Accrued Liabilities (current) on our Consolidated Balance Sheet. The results of audits and negotiations with taxing authorities may affect the ultimate settlement of these issues and future income tax expense. Income tax expense was $38.2 million or 36.2% of pre-tax income in our Consolidated Statement of Income for the year ended December 31, 2007. Deferred tax assets were approximately $4.8 million and deferred tax liabilities were approximately $856.8 million as of December 31, 2007.

Investment Carrying Values—We have investments in unconsolidated affiliates, which are accounted for under the equity method if our equity interest is from 20% to 50%, and under the cost method if our equity interest is less than 20% and we do not exercise significant influence over operating and financial policies. We review the carrying value of investments on an ongoing basis and adjust them to reflect fair value, where necessary. See Note 3 to the consolidated financial statements. As part of our analysis and determination of the fair value of investments, we must make assumptions and estimates regarding expected future cash flows, which involve assessing the financial results, forecasts, and strategic direction of each company. During the year ended December 31, 2006, the Company wrote off its investment of $2.5 million in USDTV. We consider the assumptions used in our determination of investment carrying values to be reasonable.

Results of Operations

Results of operations for the years ended December 31, 2007, 2006 and 2005 include (i) the results of our 24 television stations, which were owned for the entire period presented, and the management fees derived by the three television and two radio stations managed by us for the entire period presented; and (ii) the results of operations of WKCF-TV, after our acquisition of the station, on August 31, 2006.

Year Ended December 31, 2007
Compared to Year Ended December 31, 2006

	For the years ended December 31,			
	2007	2006	$ Change	% Change
	(In Thousands)			
Total revenue	$755,738	$785,402	$(29,664)	−3.8%
Station operating expenses:				
Salaries, benefits and other operating costs	409,977	397,604	12,373	3.1%
Amortization of program rights	75,891	68,601	7,290	10.6%
Depreciation and amortization	55,262	59,161	(3,899)	−6.6%
Corporate, general and administrative expenses	38,427	31,261	7,166	22.9%
Operating income	$176,181	$228,775	$(52,594)	−23.0%
Interest expense	63,023	66,103	(3,080)	−4.7%
Interest income	(2,043)	(6,229)	(4,186)	−67.2%
Interest expense, net—Capital Trust	9,750	9,750	—	0.0%
Other expense	—	2,501	(2,501)	−100.0%
Income before income taxes and equity	$105,451	$156,650	$(51,199)	−32.7%
Income tax expense	$ 38,207	$ 58,410	$(20,203)	−34.6%
Equity in loss (income) of affiliates, net	2,588	(483)	(3,071)	NM
Net income	$ 64,656	$ 98,723	$(34,067)	−34.5%

Total revenue.

Total revenue includes:

(i) cash advertising revenue, net of agency and national representatives' commissions;

(ii) barter and trade revenue;

(iii) retransmission consent revenue;

(iv) net digital media revenue, which includes primarily Internet advertising revenue and, to a lesser extent, revenue from advertising on multicast weather channels;

(v) network compensation; and

(vi) other revenue, primarily management fees earned from Hearst.

	For the years ended December 31,			
	2007	2006	$ Change	% Change
	(In Thousands)			
Net local & national ad revenue (excluding political)	$629,835	$614,257	$ 15,578	2.5%
Net political revenue	32,054	88,040	(55,986)	−63.6%
Barter and trade revenue	26,039	24,471	1,568	6.4%
Retransmission consent revenue	21,634	17,908	3,726	20.8%
Net digital media revenue	20,871	15,513	5,358	34.5%
Network compensation	9,312	9,810	(498)	−5.1%
Other revenues	15,993	15,403	590	3.8%
Total revenue	$755,738	$785,402	$(29,664)	−3.8%

Total revenue in the year ended December 31, 2007 decreased $29.7 million or 3.8%. This decrease was primarily attributable to the following factors:

(i) a $56.0 million decrease in net political advertising revenue resulting from the normal, cyclical nature of the television broadcasting business, in which the demand for advertising by candidates running for political office significantly decreases in odd-numbered election years (such as 2007);

(ii) a decrease in the automotive, financial services and furniture, housewares and movies categories; partially offset by

(iii) a $3.7 million increase in retransmission consent revenue; and

(iv) a $5.4 million increase in net digital media revenue;

(v) an increase in the pharmaceuticals, attractions, retail and telecommunications categories; and

(vi) an increase in net ad revenue due to the inclusion of results of operations from WKCF-TV.

Salaries, benefits and other operating costs.

Salaries, benefits and other operating costs were $410.0 million in the year ended December 31, 2007, as compared to $397.6 million in the year ended December 31, 2006, an increase of $12.4 million or 3.1%. This increase was primarily due to:

(i) a $5.2 million increase in compensation, pension and employee benefits expense primarily due to an increase in salaries and commissions;

(ii) a $4.1 million increase in digital media expenses as a result of our continued focus on digital media;

(iii) an increase in expenses due to the acquisition of WKCF-TV on August 31, 2006;

(iv) a $1.3 million increase in bad debt expense resulting from the downturn in the economy; partially offset by

(v) a $2.3 million non-cash gain which primarily represents the difference between the fair market value of the digital equipment we received and the book value of the analog equipment exchanged by Nextel.

Amortization of program rights.

Amortization of program rights was $75.9 million in the year ended December 31, 2007, as compared to $68.6 million in the year ended December 31, 2006, an increase of $7.3 million or 10.6%. This increase was primarily due to:

(i) renewal of popular shows at higher rates; and

(ii) an increase in amortization due to the purchase of WKCF-TV. Programming expense is a more significant component of operating expense for WKCF-TV because the CW network provides fewer hours of programming than ABC, NBC or CBS.

Depreciation and amortization.

Depreciation and amortization was $55.3 million in the year ended December 31, 2007, as compared to $59.2 million in the year ended December 31, 2006, a decrease of $3.9 million or 6.6%. Depreciation expense was $48.6 million in the year ended December 31, 2007, as compared to $52.8 million in the year ended December 31, 2006, a decrease of $4.2 million or 8.0%. The decrease in depreciation expense is primarily due to depreciation in full of certain fixed assets, including our corporate office leasehold improvements, partially offset by additional depreciation from WKCF-TV, which we acquired on August 31, 2006.

Amortization was $6.7 million and $6.3 million for the years ended December 31, 2007 and 2006, respectively.

Corporate, general and administrative expenses.

Corporate, general and administrative expenses were $38.4 million in the year ended December 31, 2007, as compared to $31.3 million in the year ended December 31, 2006, an increase of $7.2 million or 22.9%. The increase was primarily due to:

(i) $3.9 million in legal and financial advisory expenses related to the Offer;

(ii) a $2.5 million increase related to employee compensation, pension and benefit expense, a portion of which is related to our investment in our digital media initiatives;

(iii) a $0.3 million increase in recruiting and relocation expenses; and

(iv) a $0.4 million increase in digital operations expenses.

Operating income.

Operating income was $176.2 million in the year ended December 31, 2007, as compared to $228.8 million in the year ended December 31, 2006, a decrease of $52.6 million or 23.0%. This net decrease in operating income was due to the items discussed above.

Interest expense.

Interest expense was $63.0 million in the year ended December 31, 2007, as compared to $66.1 million in the year ended December 31, 2006, a decrease of $3.1 million or 4.7%. This decrease was primarily due to:

(i) the payments of $90.0 million principal amount on our private placement debt in each of December 2007 and December 2006; and

(ii) the repayment of our $125.0 million 7.0% senior notes on November 15, 2007; partially offset by

(iii) an increase in interest expense due to the borrowing of $141 million on our credit facility in 2007.

Interest income.

Interest income was $2.0 million in the year ended December 31, 2007, as compared to $6.2 million in the year ended December 31, 2006, a decrease of $4.2 million or 67.2%. This decrease is due to lower cash balances on average in 2007 as compared to the same period in 2006.

Interest Expense, net—Capital Trust.

Interest expense, net, to the Capital Trust, was $9.8 million for the years ended December 31, 2007 and 2006.

Other expense.

Other expense was $2.5 million for the year ended December 31, 2006. In July 2006, USDTV filed for Chapter 7 bankruptcy and as a result, the Company wrote off its investment of $2.5 million.

Income taxes.

Income tax expense was $38.2 million in the year ended December 31, 2007, as compared to $58.4 million in the year ended December 31, 2006, a decrease of $20.2 million. This decrease in income tax expense was primarily due to a decrease in income before income taxes from $156.7 million for the year ended December 31, 2006 to $105.4 million for the year ended December 31, 2007.

The effective tax rate for the year ended December 31, 2007 was 36.2% as compared to 37.3% for the year ended December 31, 2006. The Company's effective income tax rate decreased primarily due to the decrease in income before income taxes from $156.7 million for the year ended December 31, 2006 to $105.4 million for the year ended December 31, 2007.

The Company estimates its annual effective tax rate for the year ended December 31, 2008 to be approximately 39%.

Equity in loss (income) of affiliates, net.

Equity in loss (income) of affiliates, net was a $2.6 million loss in the year ended December 31, 2007, as compared to income of $0.5 million in the year ended December 31, 2006, a decrease of $3.1 million. See Note 3 to the consolidated financial statements. For the year ended December 31, 2007, our share of income in Internet Broadcasting Systems, Inc. ("Internet Broadcasting") was more than offset by our share of losses in Ripe Digital Entertainment, Inc. ("RDE").

Net income.

Net income was $64.7 million in the year ended December 31, 2007, as compared to $98.7 million in the year ended December 31, 2006, a decrease of $34.1 million or 34.5%. This decrease was due to the items discussed above.

Year Ended December 31, 2006
Compared to Year Ended December 31, 2005

	For the years ended December 31,			
	2006	2005	$ Change	% Change
	(In Thousands)			
Total revenue	$785,402	$706,883	$ 78,519	11.1%
Station operating expenses:				
Salaries, benefits and other operating costs	397,604	364,421	33,183	9.1%
Amortization of program rights	68,601	60,912	7,689	12.6%
Depreciation and amortization	59,161	51,728	7,433	14.4%
Impairment loss	—	29,235	(29,235)	−100.0%
Corporate, general and administrative expenses	31,261	23,149	8,112	35.0%
Operating income	$228,775	$177,438	$ 51,337	28.9%
Interest expense	66,103	66,777	(674)	−1.0%
Interest income	(6,229)	(3,402)	2,827	83.1%
Interest expense, net—Capital Trust	9,750	9,750	—	0.0%
Other expense	2,501	2,500	1	0.0%
Income before income taxes and equity	$156,650	$101,813	$ 54,837	53.9%
Income tax expense	$ 58,410	$ 3,012	$ 55,398	1,839.2%
Equity in income of affiliates, net	(483)	(1,416)	(933)	−65.9%
Net income	$ 98,723	$100,217	$ (1,494)	−1.5%

Total revenue.

	For the years ended December 31,			
	2006	2005	$ Change	% Change
	(In Thousands)			
Net local & national ad revenue (excluding political)	$614,257	$629,837	$(15,580)	−2.5%
Net political revenue	88,040	12,393	75,647	610.4%
Net digital media revenue	15,513	335	15,178	4,530.7%
Network compensation	9,810	19,087	(9,277)	−48.6%
Retransmission consent revenue	17,908	6,765	11,143	164.7%
Other revenues	39,874	38,466	1,408	3.7%
Total revenue	$785,402	$706,883	$ 78,519	11.1%

Total revenue in the year ended December 31, 2006 increased $78.5 million or 11.1%. This increase was primarily attributable to the following factors:

(i) a $75.6 million increase in net political advertising revenue resulting from the normal, cyclical nature of the television broadcasting business, in which the demand for advertising by candidates running for political office significantly increases in even-numbered election years (such as 2006);

(ii) a $11.1 million increase in retransmission consent revenue; and

(iii) $15.2 million increase in net digital media revenue;

(iv) an increase in the furniture and housewares, attractions, retail and telecommunications categories, advertising associated with the Olympics on our NBC-affiliated stations and the acquisition of WKCF-TV; partially offset by

(v) a $9.3 million decrease in network compensation; and

(vi) a decrease in the automotive, pharmaceutical, fast food and beverages categories.

Salaries, benefits and other operating costs.

Salaries, benefits and other operating costs were $397.6 million in the year ended December 31, 2006, as compared to $364.4 million in the year ended December 31, 2005, an increase of $33.2 million or 9.1%. This increase was primarily due to:

(i) a $10.2 million increase in compensation, pension and employee benefits expense;

(ii) a $10.0 million increase in digital media expenses;

(iii) $3.8 million in stock-based compensation expense;

(iv) an increase in expenses due to the acquisition of WKCF-TV on August 31, 2006; partially offset by

(v) $2.6 million of insurance proceeds recognized for a portion of the property damages and expenses incurred at our station WDSU-TV in New Orleans, Louisiana as a result of Hurricane Katrina; and

(vi) a $1.9 million decrease in Trade/Barter Expense.

Amortization of program rights.

Amortization of program rights was $68.6 million in the year ended December 31, 2006, as compared to $60.9 million in the year ended December 31, 2005, an increase of $7.7 million or 12.6%. This increase was primarily due to:

(i) renewal of popular shows at higher rates; and

(ii) an increase in amortization due to the purchase of WKCF-TV which has a higher cost of programming due to the amount of syndicated programming that airs on the station.

Depreciation and amortization.

Depreciation and amortization was $59.2 million in the year ended December 31, 2006, as compared to $51.7 million in the year ended December 31, 2005, an increase of $7.4 million or 14.4%. Depreciation expense was $52.8 million in the year ended December 31, 2006, as compared to $45.7 million in the year ended December 31, 2005, an increase of $7.1 million or 19.7%. This increase was primarily due to higher capital expenditures, additional depreciation from WKCF-TV which we acquired on August 31, 2006 and accelerated depreciation of analog equipment.

Amortization was $6.3 million and $6.0 million for the years ended December 31, 2006 and 2005.

Impairment loss.

The Company recorded a $29.2 million write down of its indefinite lived intangible assets and goodwill for the year ended December 31, 2005 which was comprised of $26.2 million in respect of FCC license and $3.0 million in respect of goodwill. In performing its annual review for impairment the Company reduced its estimates of future cash flows for our station in New Orleans due to the negative impact of Hurricane Katrina on the New Orleans market.

Corporate, general and administrative expenses.

Corporate, general and administrative expenses were $31.3 million in the year ended December 31, 2006, as compared to $23.1 million in the year ended December 31, 2005, an increase of $8.1 million or 35.0%. The increase was primarily due to:

(i) a $2.0 million increase in salaries and incentive costs, a portion of which is related to our investment in our digital media initiatives;

(ii) $3.7 million in stock-based compensation expense due to the adoption of FAS 123(R); and

(iii) a $1.6 million increase due in large part to the timing of professional services expenses.

Operating income.

Operating income was $228.8 million in the year ended December 31, 2006, as compared to $177.4 million in the year ended December 31, 2005, an increase of $51.3 million or 28.9%. This net increase in operating income was due to the items discussed above.

Interest expense.

Interest expense was $66.1 million in the year ended December 31, 2006, as compared to $66.8 million in the year ended December 31, 2005, a decrease of $0.7 million or 1.0%. This decrease was primarily due to:

(i) a decrease in interest expense as a result of the repurchase of $25 million of our senior notes and the related decrease in the amortization of deferred financing fees, partially offset by;

(ii) an increase in interest expense due to the borrowing of $100 million under our credit facility in August 2006.

Interest income.

Interest income was $6.2 million in the year ended December 31, 2006, as compared to $3.4 million in the year ended December 31, 2005, an increase of $2.8 million or 83.1%. This increase is due to higher cash balances on average and higher interest rates in 2006 as compared to the same period in 2005.

Interest Expense, net—Capital Trust.

Interest expense, net, to the Capital Trust, was $9.8 million for the years ended December 31, 2006 and 2005.

Other expense.

Other expense was $2.5 million for each of the years ended December 31, 2006 and 2005. In July 2006, USDTV filed for Chapter 7 bankruptcy and as a result, the Company wrote off its investment of $2.5 million. In December 2005, NBC and the Company concluded the NBC/Hearst-Argyle Syndication, LLC joint venture and as a result, the Company recorded a loss of $2.5 million.

Income taxes.

Income tax expense was $58.4 million in the year ended December 31, 2006, as compared to $3.0 million in the year ended December 31, 2005, an increase of $55.4 million. This increase in income tax expense was primarily due to:

(i) an increase in income before income taxes from $101.8 million for the year ended December 31, 2005 to $156.7 million for the year ended December 31, 2006; and

(ii) $37.4 million in tax benefits recorded as a result of the settlement of certain tax return examinations and changes in Ohio tax law in the year ended December 31, 2005.

Equity in loss (income) of affiliates, net.

Equity in loss (income) of affiliates, net was $0.5 million of income in the year ended December 31, 2006, as compared to $1.4 million in income in the year ended December 31, 2005, a decrease of $0.9 million or 65.9%. See Note 3 to the consolidated financial statements. For the year ended December 31, 2006, our share of income in Internet Broadcasting was offset by our share of losses in RDE. For the year ended December 31, 2005, our equity represented our share of income in IBS/HATV LLC, offset by our share of losses at Internet Broadcasting and RDE.

Net income.

Net income was $98.7 million in the year ended December 31, 2006, as compared to $100.2 million in the year ended December 31, 2005, a decrease of $1.5 million or 1.5%. This decrease was due to the items discussed above.

Liquidity and Capital Resources

	For the years ended December 31,			2007 vs 2006	2007 vs 2006	2006 vs 2005
	2007	2006	2005	$ Change	% Change	% Change
		(In thousands)				
Net cash provided by operating activities	$135,744	$ 200,384	$128,730	$(64,640)	−32%	56%
Net cash used in investing activities	$(58,433)	$(282,893)	$(41,008)	$224,460	−79%	590%
Net cash used in financing activities	$(89,957)	$ (18,946)	$(59,865)	$(71,011)	375%	−68%
Cash and cash equivalents	$ 5,964	$ 18,610	$120,065	$(12,646)	−68%	−85%
Cash paid during the year for:						
Capital Expenditures	$ 55,802	$ 60,439	$ 33,276	$ (4,637)	−8%	82%
Program Payments	$ 73,565	$ 67,817	$ 64,104	$ 5,748	8%	6%
Interest	$ 62,477	$ 65,144	$ 64,320	$ (2,667)	−4%	1%
Interest on Note payable to Capital Trust	$ 9,750	$ 9,750	$ 9,750	$ —	0%	0%
Taxes, net of refunds	$ 36,955	$ 38,518	$ 39,892	$ (1,563)	−4%	−3%
Dividends paid on common stock	$ 26,206	$ 25,954	$ 25,997	$ 252	1%	0%
Series A Common Stock repurchases	$ 5,273	$ 2,780	$ 16,385	$ 2,493	90%	−83%

As of December 31, 2007, the Company's cash and cash equivalents balance was $6.0 million, as compared to $18.6 million as of December 31, 2006. The net decrease in cash and cash equivalents of $12.6 million during 2007 was due to the factors described below under Operating Activities, Investing Activities, and Financing Activities.

Operating Activities

Net cash provided by operating activities was approximately $135.7 million and $200.4 million in the years ended December 31, 2007 and 2006, respectively. The decrease in net cash provided by operating activities of $64.6 million in the year ended December 31, 2007 was primarily due to:

(i) a decrease in our revenue, driven by a decrease in political advertising for which we receive cash in advance in 2006; and

(ii) an increase in program payments from $67.8 million for the year ended December 31, 2006 to $73.6 million for the year ended December 31, 2007.

Investing Activities

Net cash used in investing activities was approximately $58.4 million and $282.9 million in the years ended December 31, 2007 and 2006, respectively. The decrease in net cash used in investing activities of $224.5 in the year ended December 31, 2007 was primarily due to:

(i) the acquisition of WKCF-TV for $217.5 million in August 2006; and

(ii) a $3.6 million investment in Internet Broadcasting and RDE in the year ended December 31, 2007, as compared to $10.6 million in investments in Internet Broadcasting, RDE and USDTV in the year ended December 31, 2006; partially offset by

(iii) a decrease in capital expenditures from $60.4 million in the year ended December 31, 2006 to $55.8 million during the same period in 2007.

Financing Activities

Net cash used in financing activities was approximately $90.0 million and $18.9 million in the years ended December 31, 2007 and 2006, respectively. In the year ended December 31, 2007, proceeds from stock option exercises and employee stock purchases were $15.5 million as compared to $9.8 million in the year ended December 31, 2006. In addition, total debt outstanding decreased from $867.1 million at December 31, 2006 to $793.1 million at December 31, 2007. The changes in debt in the years ended December 31, 2007 and 2006 were as follows (in thousands):

	Revolving Credit Facility	Senior Notes	Private Placement Debt	Capital Lease Obligations	Total
Balance at December 31, 2005	$ —	$ 417,110	$450,000	$107	$ 867,217
Payments	—	—	(90,000)	(47)	(90,047)
Borrowings	100,000	—	—	—	100,000
Repurchases	—	(10,000)	—	—	(10,000)
Balance at December 31, 2006	$100,000	$ 407,110	$360,000	$ 60	$ 867,170
Payments	—	(125,000)	(90,000)	(44)	(215,044)
Borrowings	141,000	—	—	—	141,000
Repurchases	—	—	—	—	0
Balance at December 31, 2007	$241,000	$ 282,110	$270,000	$ 16	$ 793,126

Certain of our debt obligations contain financial and other covenants and restrictions on the Company. None of these covenants or restrictions includes any triggers explicitly tied to the Company's credit ratings or stock price. We are in compliance with all such covenants and restrictions as of December 31, 2007. All of our long-term debt obligations as of December 31, 2007, exclusive of capital lease obligations and the credit facility, bear interest at a fixed rate. Our credit ratings for long-term debt obligations, respectively, were BBB- by Standard & Poor's and Fitch Ratings, and Baa3 by

Moody's Investors Service, as of December 31, 2007. Such credit ratings are considered to be investment grade. Our controlling stockholder, Hearst, owns approximately 20% of Fitch Ratings.

In November 2006, we increased our five-year unsecured revolving credit facility to $500 million. The credit facility, which matures on April 15, 2010, can be used for general corporate purposes including working capital, investments, acquisitions, debt repayment and dividend payments. Outstanding principal balances under the credit facility will bear interest at our option at LIBOR or the alternate base rate ("ABR"), plus the applicable margin. The applicable margin for ABR loans is zero. The applicable margin for LIBOR loans varies between 0.50% and 1.00% depending on the ratio of our total debt to earnings before interest, taxes, depreciation and amortization as defined by the credit agreement (the "Leverage Ratio"). The ABR is the greater of (i) the prime rate or (ii) the Federal Funds Effective Rate in effect plus 0.5%. We are required to pay a commitment fee based on the unused portion of the credit facility. The commitment fee ranges from 0.15% to 0.25% depending on our Leverage Ratio. The credit facility is a general unsecured obligation of the Company. We have borrowed $241.0 million under the credit facility as of December 31, 2007.

As of December 31, 2007, the Company has outstanding $134.0 million aggregate principal amount of Series B Debentures which are convertible into approximately 5.13 million shares of Series A Common Stock in the aggregate. The Series B Debentures mature on December 31, 2021 and bear interest at a rate of 7.5% per year. The Company has the right to defer interest on the Debentures (and therefore distributions on the Redeemable Convertible Preferred Securities) by extending the interest payment period from time to time in accordance with and subject to the terms of the Redeemable Convertible Preferred Securities. The Series B Debentures may be redeemed at the option of the Company (or at the direction of Hearst) at any time on or after December 31, 2006. The redemption prices (per $50 principal amount) of the Series B Debentures range from $51.875 in 2007, declining to $50.375 in 2011 and $50 thereafter to maturity. The Redeemable Convertible Preferred Securities issued by the Capital Trust are effectively convertible, at the option of the holder at any time, into shares of the Company's Series A Common Stock, par value $.01 per share, through an exchange of such Redeemable Convertible Preferred Securities for a portion of the Debentures of the corresponding series held by the Capital Trust.

On January 1, 2005, 5,781,000 shares of Series A Preferred Stock and 5,470,000 shares of Series B Preferred Stock were redeemed.

During 2007, our Board of Directors declared quarterly cash dividends of $0.07 per share on our Series A and Series B Common Stock for a total amount of $26.2 million. Included in this amount was $19.3 million payable to Hearst. During 2006, our Board of Directors declared quarterly cash dividends on our Series A and Series B Common Stock for a total amount of $26.0 million. Included in this amount was $18.0 million payable to Hearst. See Note 13 to the consolidated financial statements.

During 2007, the Company repurchased 270,000 shares of Series A Common Stock at a cost of $5.3 million and an average per share price of $19.53. Between May 1998 and December 31, 2007, the Company repurchased approximately 4.7 million shares of Series A Common Stock at a cost of approximately $116.1 million and an average price of $24.57. In May 1998, our Board of Directors authorized the repurchase of up to $300 million of its outstanding Series A Common Stock. Such repurchases may be effected from time to time in the open market or in private transactions, subject to market conditions and management's discretion. We cannot assure you that we will make such repurchases in the future or, if they do occur, on what terms such repurchases will be made.

Contractual Obligations

The following table summarizes our future cash obligations as of December 31, 2007 under existing debt repayment schedules, the note payable to Capital Trust, non-cancelable leases, future payments for program rights, employment and talent contracts, minimum pension contributions, expected payments on our unrecognized tax benefits and common stock dividends:

	2008	2009	2010	2011	2012	Thereafter
Total debt(1)(2)	$ 90,016	$ 90,000	$331,000	—	—	282,110
Note payable to Capital Trust(2)	—	—	134,021	—	—	—
Net non-cancelable operating lease obligations	6,991	5,740	3,603	2,143	2,014	8,763
Program rights	82,024	67,533	62,284	42,829	15,114	6,036
Employee, talent and other contracts	86,522	43,855	17,452	4,672	1,440	11
Minimum pension contributions	4,051	—	—	—	—	—
Unrecognized tax benefits(3)	2,000	—	—	—	—	
Common stock dividend	6,570	—	—	—	—	—
	$278,174	$207,128	$548,360	$49,644	$18,568	$296,920

(1) Includes capital lease obligations.

(2) Excludes interest.

(3) The non-current portion of the unrecognized tax benefits is not included in future payment obligations for the next 5 years as we cannot reasonably estimate the timing or amounts of additional cash payments, if any, at this time.

The above table does not include cash requirements for the payment of any dividends that our Board of Directors may decide to declare in the future on our Series A and Series B Common Stock. See Note 10 to the consolidated financial statements.

We anticipate that our primary sources of cash, which include current cash balances, net cash provided by operating activities and the remaining availability on our $500 million credit facility, will be sufficient to finance the operating and working capital requirements of our stations, our debt service requirements, sinking fund payment, anticipated capital expenditures, dividend payments, and our other obligations for both the next 12 months and the foreseeable future thereafter.

Impact of Inflation

The impact of inflation on our operations has not been significant to date. There can be no assurance, however, that a high rate of inflation in the future would not have an adverse impact on our operating results.

Off-Balance Sheet Arrangements

Other than contractual commitments and other legal contingencies incurred in the normal course of business, agreements for future barter and program rights not yet available for broadcast as of December 31, 2007, and employment contracts for key employees discussed above, the Company does not have any off-balance sheet financings or liabilities. Other than its wholly-owned unconsolidated subsidiary trust, which is reflected in the Consolidated Balance Sheet as Note payable to Capital Trust, the Company does not have any majority-owned subsidiaries that are not included in the consolidated financial statements, nor does the Company have any interests in, or relationships with, any special-purpose entities that are not reflected in the consolidated financial statements.

New Accounting Pronouncements

In December 2007, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 160, *Non-Controlling Interests in Consolidated Financial Statements, an amendment of ARB No. 51* ("SFAS 160"), which establishes new standards that will govern the accounting for and reporting of noncontrolling interests in partially owned consolidated subsidiaries and the loss of control of subsidiaries. SFAS 160 requires that noncontrolling interests be reported as a component of equity in a company's consolidated financial statements and that losses will be allocated to these interests even when such allocation might result in a deficit balance. SFAS 160 is effective for all fiscal years beginning after December 15, 2008 and interim periods within those years. We do not believe the adoption of SFAS 160 will have a material impact on our financial position, cash flows or results of operations.

In December 2007, the FASB issued SFAS No. 141(R), *Business Combinations* ("SFAS 141(R)"), to replace SFAS No. 141, *Business Combinations*. SFAS 141(R) requires use of the acquisition method of accounting, defines the acquirer, establishes the acquisition date and broadens the scope to all transactions and other events in which one entity obtains control over one or more other businesses. SFAS 141(R) is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The impact of adopting SFAS 141(R) will be dependent on the future business combinations that we may pursue after its effective date.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities* ("SFAS 159"), which permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS 159 will be effective for the Company on January 1, 2008. We do not believe the adoption of SFAS 159 will have a material impact on our financial position, cash flows or results of operations.

In September 2006, the FASB issued SFAS 157, *Fair Value Measurements*. SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. In February 2008, the FASB delayed the effective date of SFAS 157 for all non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). We do not expect that the adoption of SFAS 157 will have a material impact on our financial position or results of operations.

In September 2006, the FASB issued SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans* ("SFAS 158"), which requires employers to fully recognize the obligations associated with single-employer defined benefit pension, retiree healthcare and other postretirement plans in their financial statements. It requires employers to recognize an asset or liability for a plan's overfunded or underfunded status, measure a plan's assets and obligations that determine its funded status as of the end of the employer's fiscal year and recognize in comprehensive income changes in the funded status of a defined benefit and postretirement plan in the year in which changes occur. The requirement to recognize the funded status of a benefit plan and the disclosure requirements are effective for fiscal years ending after December 15, 2006. We have adopted the requirement to recognize the funded status of a benefit plan as of December 31, 2006. As a result, Accumulated other comprehensive loss increased by $26.4 million, net of tax, as of December 31, 2006. Additionally, the requirement to measure plan assets and benefit obligations as of the date of the employer's fiscal year end is effective for all years ending after December 15, 2008.

In June 2006, the FASB issued FIN 48 which clarifies the accounting for uncertain tax positions by prescribing a minimum recognition threshold for recognition of tax benefits in the financial statements. FIN 48 also provides guidance on measurement, derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. As a result of applying FIN 48, the amount of benefit recognized in the financial statements may differ from the amount taken or expected to be taken in a tax return. These differences are referred to as unrecognized tax benefits. The adoption of FIN 48 on January 1, 2007 resulted in a decrease to Retained earnings of $11.3 million, a decrease in Deferred income tax liability of $15.8 million and an increase to Other liabilities of $27.1 million. See Note 9 for further discussion regarding the adoption of FIN 48.

ITEM 7A: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our long-term debt obligations as of December 31, 2007 are at 1) fixed interest rates and therefore are not sensitive to fluctuations in interest rates and 2) variable rate debt at LIBOR or the alternative base rate plus the applicable margin. See Note 6 to the consolidated financial statements. The following table presents the fair value of long-term debt obligations (excluding capital lease obligations) as of December 31, 2007 and 2006 and the future cash flows by expected maturity dates, based upon outstanding principal balances as of December 31, 2007. See Note 17 to the consolidated financial statements.

	December 31, 2007								December 31, 2006	
	Expected Maturity							Fair Value	Carrying Value	Fair Value
	2008	2009	2010	2011	2012	Thereafter	Total			
Long-term debt:										
Note payable to Capital Trust	—	—	—	—	—	$134,021	$134,021	$142,925	$134,021	$143,303
Fixed rate:										
Senior Notes	—	—	—	—	—	$282,110	$282,110	$285,631	$407,110	$427,487
Private Placement Debt	$90,000	$90,000	$ 90,000	—	—	—	$270,000	$280,665	$360,000	$372,147
Variable rate debt:										
Revolving Credit Facility	—	—	$241,000	—	—	—	$241,000		$100,000	$100,000

The annualized weighted average interest rate for our fixed interest long-term debt outstanding is 7.2% in each of the years ended December 31, 2007 and 2006. The annualized weighted average interest rate for our variable interest long-term debt outstanding is 5.9% and 6.2% in the years ended December 31, 2007 and 2006, respectively. See Note 6 to the consolidated financial statements. The Note payable to Capital Trust carries a fixed interest rate of 7.5%. See Note 7 to the consolidated financial statements.

Our debt obligations contain certain financial and other covenants and restrictions on the Company. Such covenants and restrictions do not include any triggers of default related to our overall credit rating or stock prices. As of December 31, 2007, we were in compliance with all such covenants and restrictions.

Our Credit Facility stipulates that an event of default exists at such time that Hearst's (and certain of its affiliates') equity ownership in us becomes less than 35% of the total equity which gives the banks the right to terminate commitments and declare outstanding loans due and payable.

As of December 31, 2007, we were not involved in any derivative financial instruments. However, we may consider certain interest rate risk strategies in the future.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

INDEX TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Hearst-Argyle Television, Inc.

We have audited the accompanying consolidated balance sheets of Hearst-Argyle Television, Inc. (the "Company") as of December 31, 2007 and 2006, and the related consolidated statements of income, stockholders' equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2007. Our audit also included the consolidated financial statement schedule listed in the Index at Item 15. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Hearst-Argyle Television, Inc. and subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 2 to the consolidated financial statements, the Company adopted (1) Statement of Financial Accounting Standards No. 123(R), *Share-Based Payment*, as of January 1, 2006, which changed its method of accounting for stock-based compensation; (2) the recognition and disclosure provisions of Statement of Financial Accounting Standards No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plan*, as of December 31, 2006, which changed its method of accounting and pension and postretirement benefits; and (3) Financial Interpretation No. 48, *Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109*, as of January 1, 2007, which changes the accounting for uncertain tax positions.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2007, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 28, 2008 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ DELOITTE & TOUCHE LLP

New York, New York
February 28, 2008

HEARST-ARGYLE TELEVISION, INC.

Consolidated Balance Sheets

	December 31, 2007	December 31, 2006
	(In thousands, except share data)	
Assets		
Current assets:		
Cash and cash equivalents	$ 5,964	$ 18,610
Accounts receivable, net of allowance for doubtful accounts of $2,450 and $2,380 in 2007 and 2006, respectively	164,764	161,783
Program and barter rights	65,097	67,949
Deferred income tax asset	4,794	4,672
Other	5,698	5,671
Total current assets	$ 246,317	$ 258,685
Property, plant and equipment:		
Land, building and improvements	$ 175,746	$ 157,255
Broadcasting equipment	414,775	390,379
Office furniture, equipment and other	52,502	46,534
Construction in progress	13,325	21,705
	656,348	615,873
Less accumulated depreciation	(350,377)	(320,779)
Property, plant and equipment, net	$ 305,971	$ 295,094
Intangible assets, net	2,513,340	2,520,040
Goodwill	816,728	816,724
Total intangible assets and goodwill, net	$3,330,068	$3,336,764
Other assets:		
Deferred financing costs, net of accumulated amortization of $20,120 and $18,472 in 2007 and 2006, respectively	$ 8,000	$ 9,648
Investments	41,948	40,454
Program and barter rights, noncurrent	8,399	15,227
Pension and other assets	18,273	2,216
Total other assets	$ 76,620	$ 67,545
Total assets	$3,958,976	$3,958,088
Liabilities and Stockholders' Equity		
Current liabilities:		
Current portion of long-term debt	$ 90,016	$ 90,048
Accounts payable	15,103	18,208
Accrued liabilities	48,376	66,515
Program and barter rights payable	64,687	65,473
Payable to The Hearst Corporation	5,747	7,317
Other liabilities	6,482	2,693
Total current liabilities	$ 230,411	$ 250,254
Program and barter rights payable, noncurrent	15,587	22,411
Long-term debt	703,110	777,122
Note payable to Capital Trust	134,021	134,021
Deferred income tax liability	856,790	838,229
Pension and other liabilities	66,658	53,244
Total noncurrent liabilities	$1,776,166	$1,825,027
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, par value $0.01 per share, 1,000,000 shares authorized	—	—
Series A common stock, par value $0.01 per share, 200,000,000 shares authorized at December 31, 2007 and 2006, and 57,273,075 and 56,343,894 shares issued and outstanding at December 31, 2007 and 2006, respectively	573	563
Series B common stock, par value $0.01 per share, 100,000,000 shares authorized at December 31, 2007 and 2006, and 41,298,648 shares issued and outstanding at December 31, 2007 and 2006	413	413
Additional paid-in capital	1,336,786	1,309,578
Retained earnings	743,264	716,146
Accumulated other comprehensive loss, net of tax benefit of $13,573 and $17,757 in 2007 and 2006, respectively	(12,580)	(33,109)
Treasury stock, at cost, 4,724,029 and 4,454,029 shares of Series A common stock at December 31, 2007 and 2006, respectively	(116,057)	(110,784)
Total stockholders' equity	$1,952,399	$1,882,807
Total liabilities and stockholders' equity	$3,958,976	$3,958,088

See notes to consolidated financial statements.

HEARST-ARGYLE TELEVISION, INC.

Consolidated Statements of Income

	Years Ended December 31,		
	2007	2006	2005
	(In thousands, except per share data)		
Total revenue	$755,738	$785,402	$706,883
Station operating expenses:			
Salaries, benefits and other operating costs	409,977	397,604	364,421
Amortization of program rights	75,891	68,601	60,912
Depreciation and amortization	55,262	59,161	51,728
Impairment loss	—	—	29,235
Corporate, general and administrative expenses	38,427	31,261	23,149
Operating income	$176,181	$228,775	$177,438
Interest expense	63,023	66,103	66,777
Interest income	(2,043)	(6,229)	(3,402)
Interest expense, net—Capital Trust	9,750	9,750	9,750
Other expense	—	2,501	2,500
Income before income taxes and equity earnings	$105,451	$156,650	$101,813
Income tax expense	38,207	58,410	3,012
Equity in loss (income) of affiliates, net	2,588	(483)	(1,416)
Net income	$ 64,656	$ 98,723	$100,217
Less preferred stock dividends	—	—	(2)
Income applicable to common stockholders	$ 64,656	$ 98,723	$100,215
Income per common share—basic:	$ 0.69	$ 1.06	$ 1.08
Number of common shares used in the calculation	93,490	92,745	92,826
Income per common share—diluted:	$ 0.69	$ 1.06	$ 1.08
Number of common shares used in the calculation	94,299	93,353	93,214
Dividends per common share—declared	$ 0.28	$ 0.28	$ 0.28

See notes to consolidated financial statements.

HEARST-ARGYLE TELEVISION, INC.

Consolidated Statements of Stockholders' Equity and Comprehensive Income

	Series A	Series B	Preferred Stock	Additional Paid in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Treasury Stock	Total	Total Comprehensive Income
	(In thousands, except per share data)								
Balances—December 31, 2004	$552	$413	$ —	$1,281,474	$569,178	$ (6,161)	$ (91,619)	$1,753,837	
Net income	—	—	—	—	100,217	—	—	100,217	$100,217
Additional minimum pension liability, net of tax benefit of $98	—	—	—	—	—	(148)	—	(148)	(148)
Dividends on preferred stock ($65.00 per share)	—	—	—	—	(2)	—	—	(2)	$100,069
Dividends on common stock ($0.28 per share)	—	—	—	—	(25,979)	—	—	(25,979)	
Employee stock purchase plan proceeds	1	—	—	2,192	—	—	—	2,193	
Stock options exercised	4	—	—	6,757	—	—	—	6,761	
Tax benefit from stock plans	—	—	—	965	—	—	—	965	
Treasury stock purchased—Series A Common Stock (669,227 shares)	—	—	—	—	—	—	(16,385)	(16,385)	
Balances—December 31, 2005	$557	$413	$ —	$1,291,388	$643,414	$ (6,309)	$(108,004)	$1,821,459	
Net income	—	—	—	—	98,723	—	—	98,723	$ 98,723
Additional minimum pension liability, net of tax benefit of $238	—	—	—	—	—	(360)	—	(360)	(360)
Change in funded status of pension and post-retirement benefit plans, net of income taxes of $17,519	—	—	—	—	—	(26,440)	—	(26,440)	$ 98,363
Dividends on common stock ($0.28 per share)	—	—	—	—	(25,991)	—	—	(25,991)	
Employee stock purchase plan proceeds	1	—	—	2,125	—	—	—	2,126	
Stock options exercised	5	—	—	7,705	—	—	—	7,710	
Tax benefit from stock plans	—	—	—	784	—	—	—	784	
Stock based compensation expense	—	—	—	7,576	—	—	—	7,576	
Treasury stock purchased—Series A Common Stock (129,150 shares)	—	—	—	—	—	—	(2,780)	(2,780)	
Balances—December 31, 2006	$563	$413	$ —	$1,309,578	$716,146	$(33,109)	$(110,784)	$1,882,807	
Net income	—	—	—	—	64,656	—	—	64,656	$ 64,656
Change in funded status of pension and post-retirement benefit plans, net of income taxes of $13,573	—	—	—	—	—	20,529	—	20,529	20,529
Dividends on common stock ($0.28 per share)	—	—	—	—	(26,252)	—	—	(26,252)	$ 85,185
Employee stock purchase plan proceeds	1	—	—	2,150	—	—	—	2,151	
Stock options exercised	7	—	—	13,376	—	—	—	13,383	
Restricted stock issuances	2			(2)					
Tax benefit from stock plans	—	—	—	1,530	—	—	—	1,530	
Other tax adjustments	—	—	—	1,967	(11,286)	—	—	(9,319)	
Stock based compensation expense	—	—	—	8,187	—	—	—	8,187	
Treasury stock purchased—Series A Common Stock (270,000 shares)	—	—	—	—	—	—	(5,273)	(5,273)	
Balances—December 31, 2007	$573	$413	$ —	$1,336,786	$743,264	$(12,580)	$(116,057)	$1,952,399	

See notes to consolidated financial statements.

HEARST-ARGYLE TELEVISION, INC.

Consolidated Statements of Cash Flows

	Years Ended December 31,		
	2007	2006	2005
	(In thousands)		
Operating Activities			
Net income	$ 64,656	$ 98,723	$100,217
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	48,562	52,817	45,724
Amortization of intangible assets	6,700	6,344	6,003
Amortization of deferred financing costs	1,648	1,742	2,424
Amortization of program rights	75,891	68,601	60,912
Impairment loss	—	—	29,235
Deferred income taxes	22,233	9,391	5,669
Equity in loss (income) of affiliates, net	2,588	(483)	(1,416)
Provision for doubtful accounts	2,482	916	888
Stock-based compensation expense	8,187	7,576	—
Loss / (gain) on disposal of fixed assets	4	(465)	(1,210)
(Gain) on nextel equipment exchange	(2,293)	—	—
Distributions from affiliates	—	—	2,030
Other expense, net	—	2,501	—
Program payments	(73,565)	(67,817)	(64,104)
Changes in operating assets and liabilities:			
Decrease (increase) in Accounts receivable	(6,463)	(7,728)	(7,392)
Decrease (increase) in Other assets	8,231	11,766	(4,130)
(Decrease) increase in Accounts payable and accrued liabilities	(22,124)	14,811	(7,617)
(Decrease) increase in Other liabilities	(993)	1,689	(38,503)
Net cash provided by operating activities	$ 135,744	$ 200,384	$128,730
Investing Activities			
Purchases of property, plant and equipment, net	(55,802)	(60,439)	(33,276)
Cash proceeds from insurance recoveries	1,000	5,654	—
Investment in affiliates and other	(3,631)	(10,597)	(7,732)
Acquisitions	—	(217,511)	—
Net cash used in investing activities	$ (58,433)	$(282,893)	$(41,008)
Financing Activities			
Borrowings on credit facility	141,000	100,000	—
Payments on private placement	(90,000)	(90,000)	—
Dividends paid on preferred stock	—	—	(2)
Dividends paid on common stock	(26,206)	(25,954)	(25,997)
Series A Common Stock repurchases	(5,273)	(2,780)	(16,385)
Redemption of preferred stock	—	—	(11,251)
Payment or repurchase of senior notes	(125,000)	(10,000)	(15,000)
Principal payments on capital lease obligations	(12)	(48)	(184)
Proceeds from employee stock purchase plan and stock option exercises	15,534	9,836	8,954
Net cash used in financing activities	$ (89,957)	$ (18,946)	$(59,865)
(Decrease) / increase in cash and cash equivalents	$ (12,646)	$(101,455)	$ 27,857
Cash and cash equivalents at beginning of period	$ 18,610	$ 120,065	$ 92,208
Cash and cash equivalents at end of period	$ 5,964	$ 18,610	$120,065
Supplemental Cash Flow Information:			
Business acquired in purchase transaction:			
Fair market value of assets acquired, net	—	$ 245,169	—
Fair market value of liabilities assumed, net	—	(27,658)	—
Net cash paid, including acquisition costs	—	$ 217,511	—
Cash paid during the year for:			
Interest	62,477	65,144	64,320
Interest on Note payable to Capital Trust	9,750	9,750	9,750
Taxes, net of refunds	36,955	38,518	39,892
Non-cash investing and financing activities:			
Accrued property, plant & equipment purchases	$ 2,410	$ 3,790	$ 2,563

See notes to consolidated financial statements.

HEARST-ARGYLE TELEVISION, INC.
Notes to Consolidated Financial Statements

1. Nature of Operations

Hearst-Argyle Television, Inc. and its subsidiaries ("we" or the "Company") own and operate 26 network-affiliated television stations in geographically diverse markets in the United States. Ten of the stations are affiliates of NBC, 12 of the owned stations are affiliates of ABC, two of the stations are affiliates of CBS, one station is affiliated with CW, and one station is affiliated with MyNetworkTV. Additionally, the Company provides management services to two network-affiliated and one independent television stations and two radio stations that are owned by The Hearst Corporation ("Hearst"). We seek to attract our television audience by providing compelling content on multiple media platforms. We provide leading local news programming and popular network and syndicated programs at each of our television stations, 20 of which are in the top 50 U.S. television markets. In addition, we seek to make our content available to our audience as they use additional content platforms, such as the Internet and portable devices, during their day. We stream a portion of our television programming, including our news and weather forecasts, and we produce unique content for the Web, as well as publish community information, user generated content and entertainment content on our stations' Websites. In many of our markets, we have also established a mobile presence for our stations' Websites. We believe that aligning our content offerings with audience media consumption patterns in this manner ultimately benefits our advertisers. Our advertisers benefit from a variety of marketing opportunities, including traditional spot campaigns, community events and sponsorships at our television stations, as well as on our stations' Internet and/or mobile Websites, enabling them to reach our audience in multiple ways.

The Company has determined that it operates one reportable segment. The economic characteristics, services, production process, customer type and distribution methods for the Company's business units are substantially similar and have therefore been aggregated as one reportable segment.

2. Summary of Accounting Policies and Use of Estimates

General

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, except for the Company's wholly-owned subsidiary trust which was required to be de-consolidated upon adoption of the Financial Accounting Standards Board ("FASB") Interpretation No. 46 (revised December 2003), *Consolidation of Variable Interest Entities* ("FIN 46(R)"). The net effect of such deconsolidation was to eliminate the Convertible Preferred Securities and show the Note payable to the Capital Trust in noncurrent liabilities. Intercompany accounts have been eliminated in consolidation.

Use of Estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect amounts reported in the consolidated financial statements and accompanying notes. On an ongoing basis, the Company evaluates its estimates, including those related to allowances for doubtful accounts; program rights, barter and trade transactions; useful lives of property, plant and equipment; intangible assets; carrying value of investments; accrued liabilities; contingent liabilities; income taxes; pension benefits; and fair value of financial instruments and stock options. Actual results could differ from those estimates.

Comprehensive Income

In accordance with Statement of Financial Accounting Standards ("SFAS") No. 130, *Reporting Comprehensive Income*, the Company is required to display comprehensive income and its components as part of its complete set of financial statements. Comprehensive income represents the change in stockholders' equity resulting from transactions other then stockholder investments and distributions. Included in comprehensive income are changes in equity that are excluded from the Company's net income, specifically certain pension related items, net of taxes.

Cash and Cash Equivalents

All highly liquid investments with original maturities of three months or less are considered to be cash equivalents.

Accounts Receivable

The Company extends credit based upon its evaluation of a customer's credit worthiness and financial condition. For certain advertisers, the Company does not extend credit and requires cash payment in advance. The Company monitors the collection of receivables and maintains an allowance for estimated losses based upon the aging of such receivables and specific collection issues that may be identified. While a large percentage of our revenue is generated from advertising by the automotive industry, concentration of credit risk with respect to accounts receivable is generally limited due to the large number of geographically diverse customers, individually small balances, and short payment terms.

Program Rights

Program rights and the corresponding contractual obligations are recorded when the license period begins and the programs are available for use. Program rights are carried at the lower of unamortized cost or estimated fair value on a program by program basis. Any reduction in unamortized costs to fair value is included in amortization of program rights in the accompanying Consolidated Statements of Income. Such reductions in unamortized costs were $0.7 million in the year ended December 31, 2007, and were negligible in the years ended December 31, 2006 and 2005. Programming rights are amortized over the license period. The majority of the Company's programming rights are for first-run programming which is generally amortized over one year. Rights for off-network syndicated programs, feature films and cartoons are amortized based on the projected number of airings on an accelerated basis contemplating the estimated revenue to be earned per showing, but generally not exceeding five years. Program rights and the corresponding contractual obligations are classified as current or long-term based on estimated usage and payment terms.

Barter and Trade Transactions

Barter transactions represent the exchange of commercial air time for programming. Trade transactions represent the exchange of commercial air time for merchandise or services. Barter transactions are recorded at the fair market value of the commercial air time relinquished. Trade transactions are generally recorded at fair market value of services either rendered or received. Barter program rights and payables are recorded for barter transactions when the program is available for broadcast. Revenue is recognized on barter and trade transactions when the commercials are broadcast; expenses are recorded when the programming airs or when the merchandise or service is utilized. Barter and trade revenue are included in total revenue on the Consolidated Statements of Income and were approximately $26.0 million, $24.5 million and $25.0 million for the years ended December 31,

2007, 2006 and 2005, respectively. Barter and trade expenses are included in Salaries, benefits and other operating costs under Station operating expenses on the Consolidated Statements of Income and were approximately $22.2 million, $23.2 million and $25.1 million for the years ended December 31, 2007, 2006 and 2005, respectively.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Depreciation is calculated on the straight-line method over the estimated useful lives as follows: buildings—40 years; towers and transmitters—15 to 20 years; other broadcasting equipment—five to eight years; office furniture, computers, equipment and other—three to eight years. Leasehold improvements are amortized on the straight-line method over the shorter of the lease term or the estimated useful life of the asset. Management reviews, on a continuing basis, the financial statement carrying value of property, plant and equipment for impairment. If events or changes in circumstances were to indicate that an asset carrying value may not be recoverable utilizing related undiscounted cash flows, a write-down of the asset would be recorded through a charge to operations. Management also reviews the continuing appropriateness of the useful lives assigned to property, plant and equipment. Prospective adjustments to such lives are made when warranted.

Intangible Assets

Intangible assets include Federal Communications Commission ("FCC") licenses, network affiliations, goodwill, and other intangible assets such as advertiser client base and favorable leases. In accordance with SFAS No. 142, *Goodwill and Intangible Assets*, the Company performs a review for impairment of its recorded goodwill and FCC licenses, which are its only intangible assets with indefinite useful lives, annually in the fourth quarter or earlier if indicators of potential impairment exist. The impairment test for FCC license consists of a comparison of its carrying value with its fair value, determined using a discounted cash flow analysis. If the carrying value of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.

Goodwill impairment is determined using a two-step process. The first step of the goodwill impairment test is to compare the carrying value of the reporting unit to its fair value, which is estimated using a discounted cash flow analysis. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired and the second step of the impairment test is unnecessary. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. The second step of the goodwill impairment test compares the implied fair value of the reporting unit's goodwill with the carrying amount of that goodwill. If the carrying amount exceeds the implied fair value, an impairment loss is recognized in an amount equal to that excess.

Various judgmental assumptions about cash flows, growth rates and discount rates are used in developing a discounted cash flow analysis. Discount rate assumptions are based on the weighted average cost of capital of industry participants. The Company considers the assumptions used in its estimates to be reasonable, however, had the Company used different assumptions, the Company's reported results may have varied.

The Company amortizes intangible assets with determinable useful lives over their respective estimated useful lives which range from one to 28.5 years. In accordance with SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, the Company evaluates the remaining useful life of its intangible assets with determinable lives each reporting period to determine whether events or circumstances warrant a revision to the remaining period of amortization.

Investments

The Company has investments in non-consolidated affiliates, which are accounted for under the equity method if the Company's equity interest is from 20% to 50%, and under the cost method if the Company's equity interest is less than 20% and the Company does not exercise significant influence over operating and financial policies. In addition, the Company has a wholly-owned unconsolidated subsidiary trust which is accounted for under the equity method. See Note 7. The Company evaluates its investments to determine if impairment has occurred. Carrying values are adjusted to reflect fair value, where necessary.

Revenue Recognition

The Company's primary source of revenue is television advertising. Other sources include retransmission consent revenue, digital media revenue and network compensation. Net advertising revenue, retransmission consent revenue, net digital media revenue and network compensation together represented approximately 94% of the Company's total revenue in each of the years ended December 31, 2007, 2006 and 2005.

- *Net Advertising Revenue.* Advertising revenue is recognized net of national agency and national representatives' commissions and in the period when the commercials are broadcast.
- *Retransmission Consent Revenue.* Revenue is recognized based on the number of subscribers over the contract period or is a fixed amount recognized over the contract period.
- *Net Digital Media Revenue.* Digital media revenues are recognized net of agency and national representatives' commissions over the contract period, generally as advertisements are delivered. Digital media revenue includes primarily Internet advertising revenue and, to a lesser extent, revenue from weather channel multicasting.
- *Network Compensation.* In connection with the ABC and CBS affiliation agreements, revenue is recognized when the Company's station broadcasts specific network television programs based upon a negotiated value for each program.
- *Other Revenue.* The Company generates revenue from other sources, which include the following types of transactions and activities: (i) barter and trade revenue which is recognized when the commercials are broadcast, (ii) management fees earned from Hearst (see Note 13); (iii) services revenue from the production of commercials for advertising customers or from the production of programs to be sold in syndication; (iv) rental income pursuant to tower lease agreements with third parties providing for attachment of antennas to the Company's towers; and (v) other miscellaneous revenue, such as licenses and royalties. These revenues are generally recognized as earned.

Income Taxes

The provision for income taxes is computed based on the pretax income included in the Consolidated Statements of Income. The Company provides for federal and state income taxes currently payable, as well as for those deferred because of temporary differences between reporting income and expenses for financial statement purposes versus tax purposes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Income taxes are accounted for in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, *Accounting for Income Taxes* ("SFAS 109"), which requires that deferred tax assets and liabilities be recognized for the differences in the book and tax basis of certain assets and liabilities using enacted tax rates. SFAS 109 also requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion, or all of the deferred tax assets, will not be realized. As required by Financial Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"), the Company accounts for uncertain tax positions by prescribing a minimum recognition threshold for recognition of tax benefits in the financial statements. The results of audits and negotiations with taxing authorities may affect the ultimate settlement of these issues, and the Company has included $38.1 million in Other Liabilities (non-current) and $2.0 million in Accrued Liabilities (current) on our Consolidated Balance Sheet. The timing of any payments related to such settlements cannot be determined but the Company expects that payments in excess of that which is included in Accrued Liabilities would not be made within one year. The Company also records a valuation allowance against its deferred tax assets arising from certain net operating and capital losses when it is more likely than not that some portion or all of such losses will not be realized. The Company's effective tax rate in a given financial statement period may be materially impacted by changes in the level of earnings by taxing jurisdiction, changes in the expected outcome of tax audits, or changes in the deferred tax valuation allowance.

Earnings Per Share ("EPS")

Basic EPS is calculated by dividing net income less preferred stock dividends by the weighted average common shares outstanding (see Note 8). Diluted EPS is calculated similarly, except that it includes the dilutive effect, if any, of shares issuable under the Company's equity compensation plans (see Note 12), the conversion of the Company's Preferred Stock (see Note 11), or the conversion of the Redeemable Convertible Preferred Securities held by the Company's wholly-owned unconsolidated subsidiary trust (see Note 7).

Off-Balance Sheet Financings and Liabilities

Other than contractual commitments and other legal contingencies incurred in the normal course of business, agreements for future barter and program rights not yet available for broadcast as of December 31, 2007, and employment contracts for key employees, which are disclosed in Note 14, the Company does not have any off-balance sheet financings or liabilities. Other than its wholly-owned unconsolidated subsidiary trust, which is reflected in the Consolidated Balance Sheet as Note payable to Capital Trust, the Company does not have any majority-owned subsidiaries that are not included in the consolidated financial statements, nor does the Company have any interests in, or relationships with, any special-purpose entities that are not reflected in the consolidated financial statements.

Purchase Accounting

When allocating the purchase price to the acquired assets (tangible and intangible) and assumed liabilities of acquired businesses, it is necessary to develop estimates of fair value. The specialized tangible assets in use at a broadcasting business are typically valued on the basis of the replacement cost of a new asset less observed depreciation. The appraisal of other fixed assets, such as furnishings, vehicles, and office machines, is based upon a comparable market approach. Identified intangible assets, including FCC licenses, are valued at estimated fair value. FCC licenses are valued using a direct approach. The direct approach measures the future economic benefits that the FCC license brings to its holder and discounts them to the present. The fair market value of the FCC license is determined by discounting these future benefits utilizing discounted cash flows. The key assumptions used in the discounted cash flow analysis include initial and subsequent capital costs, network affiliation, VHF or UHF status, market revenue growth and station market share projections, operating profit margins, discount rates and perpetual growth rates.

Stock-Based Compensation

On January 1, 2006, the Company adopted FASB Statement No. 123(R), *Share-Based Payment* ("SFAS 123(R)") using the modified prospective transition method. Accordingly, because we have adopted a prospective method prior periods have not been restated. For the years ended December 31, 2007 and 2006, stock-based compensation expense was $8.2 million and $7.6 million, respectively.

Prior to the adoption of SFAS 123(R), the Company applied Accounting Principles Board Opinion No. 25, *Stock Issued to Employees* ("APB 25"), to account for its stock-based awards, and the disclosure-only provisions of SFAS No. 123, *Accounting for Stock-Based Compensation*, as amended ("SFAS 123"), to present stock-based compensation disclosure. Under APB 25, because the exercise price of the Company's employee stock options equaled the market price of the underlying stock on the date of grant, the stock options had no intrinsic value and therefore no compensation expense was recognized. The following table details the pro forma effects on net income and earnings per share for the year ended December 31, 2005 had compensation expense been recorded based on the fair value method under SFAS 123, utilizing the Black-Scholes option valuation model:

	Year ended December 31, 2005
	(In thousands, except per share data)
Reported net income	$100,217
Less:	
Total stock-based employee compensation expense determined under the fair value method for all awards, net of related tax	(4,823)
Pro forma net income	95,394
Less: Preferred stock dividends	(2)
Pro forma net income applicable to common stockholders (Basic and Diluted)	$ 95,392
Earnings per share:	
Basic—as reported	$ 1.08
Basic—pro forma	$ 1.03
Diluted—as reported	$ 1.08
Diluted—pro forma	$ 1.02

Reclassifications

For comparability, certain immaterial prior year amounts have been reclassified in the consolidated statements of cash flows to conform to the 2007 presentation. On the consolidated statements of income during 2006, we reclassified Equity in income of affiliates, net from Income before income taxes to below Income tax expense (benefit). As a result, we have reclassified amounts from 2005 to conform to this presentation. This reclassification had no impact on reported net income.

New Accounting Pronouncements

In December 2007, the FASB issued SFAS No. 160, *Non-Controlling Interests in Consolidated Financial Statements, an amendment of ARB No. 51* ("SFAS 160"), which establishes new standards that will govern the accounting for and reporting of noncontrolling interests in partially owned consolidated subsidiaries and the loss of control of subsidiaries. SFAS 160 requires that noncontrolling interests be reported as a component of equity in a company's consolidated financial statements and that losses will be allocated to these interests even when such allocation might result in a deficit balance. SFAS 160 is effective for all fiscal years beginning after December 15, 2008 and interim periods within those years. We do not believe the adoption of SFAS 160 will have a material impact on our financial position, cash flows or results of operations.

In December 2007, the FASB issued SFAS No. 141(R), *Business Combinations* ("SFAS 141(R)"), to replace SFAS No. 141, *Business Combinations*. SFAS 141(R) requires use of the acquisition method of accounting, defines the acquirer, establishes the acquisition date and broadens the scope to all transactions and other events in which one entity obtains control over one or more other businesses. SFAS 141(R) is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The impact of adopting SFAS 141(R) will be dependent on the future business combinations that we may pursue after its effective date.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities* ("SFAS 159"), which permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS 159 will be effective for the Company on January 1, 2008. We do not believe the adoption of SFAS 159 will have a material impact on our financial position, cash flows or results of operations.

In September 2006, the FASB issued SFAS 157, *Fair Value Measurements*. SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. In February 2008, the FASB delayed the effective date of SFAS 157 for all non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). We do not expect that the adoption of SFAS 157 will have a material impact on our financial position or results of operations.

In September 2006, the FASB issued SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans* ("SFAS 158"), which requires employers to fully recognize the obligations associated with single-employer defined benefit pension, retiree healthcare and other postretirement plans in their financial statements. It requires employers to recognize an asset or liability for a plan's overfunded or underfunded status, measure a plan's assets and obligations that determine its funded status as of the end of the employer's fiscal year and recognize in comprehensive income changes in the funded status of a defined benefit and postretirement plan in the year in which changes occur. The requirement to recognize the funded status of a benefit plan and the disclosure requirements are effective for fiscal years ending after December 15, 2006. We have adopted the requirement to recognize the funded status of a benefit plan as of December 31, 2006. As a result, Accumulated other comprehensive loss increased by $26.4 million, net of tax, as of December 31, 2006.

Additionally, the requirement to measure plan assets and benefit obligations as of the date of the employer's fiscal year end is effective for all years ending after December 15, 2008.

In June 2006, the FASB issued FIN 48 which clarifies the accounting for uncertain tax positions by prescribing a minimum recognition threshold for recognition of tax benefits in the financial statements. FIN 48 also provides guidance on measurement, derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. As a result of applying FIN 48, the amount of benefit recognized in the financial statements may differ from the amount taken or expected to be taken in a tax return. These differences are referred to as unrecognized tax benefits. The adoption of FIN 48 on January 1, 2007 resulted in a decrease to Retained earnings of $11.3 million, a decrease in Deferred income tax liability of $15.8 million and an increase to Other liabilities of $27.1 million. See Note 9 for further discussion regarding the adoption of FIN 48.

3. Acquisitions, Dispositions and Investments

Acquisitions

On August 31, 2006, the Company purchased the assets related to broadcast television station WKCF-TV, a CW affiliate serving Orlando, Florida. The pro-forma results of operations and related per share information have not been presented as the amounts are considered immaterial.

Dispositions

During the year December 31, 2006, the Company owned 6.175% of U.S. Digital Television, Inc. ("USDTV"). In July 2006, USDTV filed for Chapter 7 bankruptcy and as a result, the Company wrote off its investment of $2.5 million and included the write off in Other Expense for the quarter ended June 30, 2006 in the accompanying consolidated statements of income.

Effective December 31, 2005, NBC and the Company concluded the NBC/Hearst-Argyle syndication venture and the Company recorded a loss of $2.5 million within Other expense.

Investments

The carrying value of our investments as of December 31, 2007 and 2006 was as follows:

	2007	2006
	(In thousands)	
Internet Broadcasting Systems, Inc.	$22,007	$19,158
Ripe Digital Entertainment, Inc.	5,920	7,313
Arizona Diamondbacks	5,982	5,982
Capital Trust	4,021	4,021
Other	4,018	3,980
Total investments	$41,948	$40,454

Internet Broadcasting Systems, Inc. As of December 31, 2007, we owned 41.1% of Internet Broadcasting Systems, Inc. ("Internet Broadcasting"), resulting from a total cash investment of $33.3 million. During the periods presented the Company had an investment in Internet Broadcasting and, during the periods presented through December 22, 2005, the Company had an investment in IBS/HATV LLC, the parent company of 26 wholly-owned subsidiary limited liability companies. On December 22, 2005, ownership of the station Websites transferred to the Company resulting in the recognition of local Website operating results directly on the books of the Company's television stations as of January 1, 2006. Internet Broadcasting operates a national network of station Websites under operating agreements with various television station groups, including the Company. We account for this investment using the equity method.

Ripe Digital Entertainment, Inc. On June 29, 2007, the Company made an additional investment of $1.9 million in Ripe Digital Entertainment, Inc. ("RDE"), resulting in a total cash investment of $11.0 million which represents a 24.7% ownership interest. RDE was formed in 2003 to create advertising-supported digital video-on-demand program services. Since October 2005, RDE has launched RipeTV, OctaneTV and FlowTV, three program services that target men aged 18-34 and are available for distribution via digital cable, broadband and/or wireless systems. We account for this investment using the equity method.

Arizona Diamondbacks. As of December 31, 2007, we owned 1.7% of the Arizona Diamondbacks, a professional baseball team based in Phoenix, Arizona. We account for this investment using the cost method.

Investment in Capital Trust. On December 20, 2001, the Company purchased all of the Capital Trust's common stock (valued at $6.2 million) as part of the initial capitalization of the Capital Trust, and the Company received $200.0 million in connection with the issuance of the Subordinated Debentures (valued at $206.2 million) to the Capital Trust. On December 31, 2004, the Company redeemed a portion of the subordinated debentures (valued at $72.2 million) and the Capital Trust concurrently redeemed $2.2 million of its common stock and $70.0 million of preferred securities. The Subordinated Debentures are presented as Note payable to Capital Trust of $134.0 million in the Company's Consolidated Balance Sheets. The Capital Trust does not hold any other significant assets other than note receivable from the Company for the Subordinated Debentures. In accordance with the provisions of FIN 46(R), the Company does not consolidate the accounts of its wholly-owned subsidiary, the Capital Trust, in its consolidated financial statements. Therefore, we account for this investment using the equity method.

The earnings attributable to this investment are the Company's interest payments made on $4.0 million of the Subordinated Debentures outstanding for the years ended December 31, 2007, 2006 and 2005. The Company has recorded its share in the earnings of the Capital Trust as an offset to the interest expense that the Company pays on the Subordinated Debentures (see Note 7).

Other Investments. The majority of the other investments are investments in the NBC Weather Plus Network and broadcast tower partnerships.

4. Goodwill and Intangible Assets

The carrying value of goodwill and intangible assets as of December 31, 2007 and 2006 consisted of the following:

	December 31, 2007	December 31, 2006
	(In thousands)	
Total intangible assets subject to amortization	$ 100,083	$ 106,783
Intangible assets not subject to amortization—		
FCC licenses	2,413,257	2,413,257
Total intangible assets, net	$2,513,340	$2,520,040
Goodwill	$ 816,728	$ 816,724

In accordance with SFAS 142, *Goodwill and Intangible Assets,* ("SFAS 142") the Company assesses its goodwill and intangible assets with indefinite useful lives at least annually by applying a fair value-based test. The Company's intangible assets with indefinite useful lives are licenses to operate its television stations which have been granted by the FCC. SFAS 142 also requires that intangible assets with determinable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS 144.

In performing the annual impairment test, the estimated fair value of each station's FCC license and enterprise value is determined based on the present value of future cash flows. For the years ended December 31, 2007 and 2006, the Company has determined based on the present value of future cash flows that no impairment of each station's FCC license and enterprise value exists. When performing the annual impairment test in 2005, we determined that the estimates of future cash flows at our station, WDSU-TV in New Orleans, Louisiana, were negatively impacted due to Hurricane Katrina and as a result, the Company recorded a $29.2 million write down of its indefinite lived intangible assets and goodwill for the year ended December 31, 2005 which was comprised of $26.2 million of FCC license and $3.0 million of goodwill.

The Company, as an FCC licensee, enjoys an expectancy of continued renewal of its licenses, so long as it continues to provide service in the public interest. The FCC has historically renewed the Company's licenses in the ordinary course of business, without compelling challenge and at little cost to the Company. Furthermore, the Company believes that over-the-air broadcasting will continue as a video distribution mode for the foreseeable future. Therefore, the cash flows derived from the Company's FCC licenses are expected to continue indefinitely and as such, and in accordance with SFAS 142, the life of the FCC license intangible asset is deemed to be indefinite.

Summarized below are the carrying value and accumulated amortization of intangible assets that continue to be amortized under SFAS 142 as of December 31, 2007 and 2006:

	December 31, 2007			December 31, 2006		
	Gross Carrying Value	Accumulated Amortization	Net Carrying Value	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
Intangible assets subject to amortization:						
Advertiser client base	$124,035	$ 78,246	$ 45,789	$124,035	$ 73,967	$ 50,068
Network affiliations	95,493	41,270	54,223	95,493	38,880	56,613
Other	743	672	71	743	641	102
Total intangible assets	$220,271	$120,188	$100,083	$220,271	$113,488	$106,783

The Company's amortization expense for definite-lived intangible assets was approximately $6.7 million in the year ended December 31, 2007. Estimated annual intangible asset amortization expense is approximately $6.0 million in each of the next five years.

5. Accrued Liabilities

Accrued liabilities as of December 31, 2007 and 2006 consisted of the following:

	2007	2006
	(In thousands)	
Payroll, benefits and related costs	$20,050	$20,738
Accrued interest	7,687	8,792
Accrued payables	5,334	4,128
Accrued vacation	5,289	5,855
Accrued income taxes	2,111	18,692
Other taxes payable	1,944	1,826
Other accrued liabilities	5,961	6,484
Total accrued liabilities	$48,376	$66,515

6. Long-Term Debt

Long-term debt as of December 31, 2007 and 2006 consisted of the following:

	2007	2006
	(In thousands)	
Revolving Credit Facility	$241,000	$100,000
Senior Notes	282,110	407,110
Private Placement Debt	270,000	360,000
Capital Lease Obligations	16	60
Total Debt	$793,126	$867,170
Less: Current maturities	(90,016)	(90,048)
Long-term debt	$703,110	$777,122

Credit Facility

In November 2006, we increased our five-year unsecured revolving credit facility to $500 million. The credit facility, which matures on April 15, 2010, can be used for general corporate purposes including working capital, investments, acquisitions, debt repayment and dividend payments. Outstanding principal balances under the credit facility bear interest at our option at LIBOR or the alternate base rate ("ABR"), plus the applicable margin. The applicable margin for ABR loans is zero. The applicable margin for LIBOR loans varies between 0.50% and 1.00% depending on the ratio of our total debt to earnings before interest, taxes, depreciation and amortization as defined by the credit agreement (the "Leverage Ratio"). The ABR is the greater of (i) the prime rate or (ii) the Federal Funds Effective Rate in effect plus 0.5%. We are required to pay a commitment fee based on the unused portion of the credit facility. The commitment fee ranges from 0.15% to 0.25% depending on our Leverage Ratio. The credit facility is a general unsecured obligation of the Company. We have borrowed $241.0 million under the credit facility as of December 31, 2007. The annualized weighted average interest rate for our credit facility outstanding was 5.9% for the year ended December 31, 2007.

Senior Notes

At December 31, 2007, the Senior Notes, which are unsecured obligations, consisted of $166.0 million principal amount of 7.0% senior notes due 2018 and $116.1 million principal amount of 7.5% senior notes due 2027. In November 2007, the Company repaid $125.0 million principal amount of 7.0% senior notes using its credit facility.

At December 31, 2006, the Senior Notes, which are unsecured obligations, consisted of $125.0 million principal amount of 7.0% senior notes due November 2007; $166.0 million principal amount of 7.0% senior notes due 2018 and $116.1 million principal amount of 7.5% senior notes due 2027. In the first quarter of 2006, the Company repurchased $10.0 million of 7.00% senior notes due 2018.

The Senior Notes were initially issued in November 1997 and January 1998, respectively.

Private Placement Debt

At December 31, 2007, the Private Placement Debt consists of $270 million in senior, unsecured notes, which bear interest at 7.18% per year. The second of five mandatory $90 million annual payment installments was made on December 15, 2007. The third mandatory $90 million payment will be made on December 15, 2008. The Private Placement Debt was initially issued in connection with the January 1, 1999 acquisition of KCRA-TV in Sacramento, California.

Capital Lease Obligations

We have capitalized the future minimum lease payments of equipment under leases that qualify as capital leases. We had capital lease obligations of approximately $0.02 million as of December 31, 2007. The capital leases have terms which expire at various dates through 2008.

Aggregate Maturities of Total Debt

Approximate aggregate annual maturities of total debt (including capital lease obligations) are as follows (in thousands):

2008	$ 90,016
2009	90,000
2010	331,000
2011	0
2012	0
Thereafter	282,110
Total	$793,126

Debt Covenants and Restrictions

The Company's debt obligations contain certain financial and other covenants and restrictions on the Company. None of these covenants or restrictions include any triggers explicitly tied to the Company's credit ratings or stock price. The Company is in compliance with all such covenants and restrictions as of December 31, 2007.

Interest Rate Risk Management

The Company is not involved in any derivative financial instruments. However, we may consider certain interest rate risk strategies in the future such as interest rate swap arrangements or debt-for-debt exchanges.

Interest Expense

Interest expense for the years ended December 31, 2007, 2006 and 2005 consisted of the following (in thousands):

	2007	2006	2005
Interest on borrowings:			
Credit Facility	$ 7,851	$ 2,663	$ 465
Senior Notes	27,960	29,514	31,578
Private Placement Debt	25,563	32,023	32,310
Amortization of deferred financings costs and other	1,648	1,903	2,424
Total interest expense	$63,022	$66,103	$66,777

7. Note Payable to Capital Trust

As of December 31, 2007, the Company has outstanding $134.0 million aggregate principal amount of Series B Debentures which are convertible into approximately 5.13 million shares of Series A Common Stock in the aggregate.

The Redeemable Convertible Preferred Securities issued by the Capital Trust are effectively convertible, at the option of the holder at any time, into shares of the Company's Series A Common Stock, par value $.01 per share, through an exchange of such Redeemable Convertible Preferred Securities for a portion of the Debentures of the corresponding series held by the Capital Trust. The conversion terms are identical for all holders of the Redeemable Convertible Preferred Securities, including Hearst. The Series B Debentures are convertible into the Company's Common Stock at an initial rate of 1.972262 shares of the Company's Common Stock per $50 principal amount of Series B Debentures (equivalent to a conversion price of $25.3516 per share of the Company's Common Stock). When the Debentures are repaid or redeemed, the same amount of Redeemable Convertible Preferred Securities will simultaneously be redeemed with the proceeds from the repayment or redemption of the Debentures.

The Series B Debentures mature on December 31, 2021 and bear interest at a rate of 7.5% per year. The Company has the right to defer interest on the Debentures (and therefore distributions on the Redeemable Convertible Preferred Securities) by extending the interest payment period from time to time in accordance with and subject to the terms of the Redeemable Convertible Preferred Securities. The Series B Debentures may be redeemed at the option of the Company (or at the direction of Hearst) at any time on or after December 31, 2006. If redeemed, the Company has the ability to finance the redemption under its revolving line of credit. The redemption prices (per $50 principal amount) of the Series B Debentures range from $51.50 in 2008, declining to $50.375 in 2011 and $50 thereafter to maturity.

Interest Expense, net—Capital Trust

Interest expense, net—Capital Trust is interest expense incurred net of equity interest in earnings of the Company's Series B Debentures issued by its wholly owned unconsolidated subsidiary trust (the "Capital Trust"). For the years ended December 31, 2007, 2006 and 2005 the Company incurred interest expense on the Debentures issued by the Capital Trust as follows:

	Years Ended December 31,		
	2007	2006	2005
	(In thousands)		
Interest expense, Series B Subordinated Debentures	$10,052	$10,052	$10,052
Less: Equity in earnings of Capital Trust	(302)	(302)	(302)
Total interest expense, net—Capital Trust	$ 9,750	$ 9,750	$ 9,750

8. Earnings Per Share

The calculation of basic EPS for each period is based on the weighted average number of common shares outstanding during the period. The calculation of dilutive EPS for each period is based on the weighted average number of common shares outstanding during the period, plus the effect, if any, of dilutive common stock equivalent shares. The following tables set forth a reconciliation between basic EPS and diluted EPS, in accordance with SFAS 128, *Earnings Per Share* (in thousands except per share data):

	Year Ended December 31,		
	2007	2006	2005
Reported net income	$64,656	$98,723	$100,217
Less: Preferred stock dividends	—	—	(2)
Income applicable to common stockholders (Basic and Diluted)	$64,656	$98,723	$100,215
Basic shares	93,490	92,745	92,826
Basic EPS	$ 0.69	$ 1.06	$ 1.08
Diluted shares	94,299	93,353	93,214
Diluted EPS	$ 0.69	$ 1.06	$ 1.08
Basic shares	93,490	92,745	92,826
Add: Shares issued upon assumed exercise of stock options	809	608	388
Diluted shares	94,299	93,353	93,214

The dilution test for the Redeemable Convertible Preferred Securities related to the Capital Trust is performed for all periods. This test considers only the total number of shares that could be issued if converted and does not consider either the conversion price or the share price of the underlying common shares. For the years ended December 31, 2007, 2006, and 2005, approximately 5.13 million shares of Series A Common Stock to be issued upon the conversion of 2,600,000 shares of Series B 7.5% Redeemable Convertible Preferred Securities are not included in the number of common shares used in the calculation of diluted EPS because to do so would have been anti-dilutive. When the securities related to the Capital Trust are dilutive, the interest, net of tax, related to the Capital Trust is added back to Net income for purposes of the diluted EPS calculation. The Series A and B Preferred Stock were redeemed in full as of January 1, 2005.

Options to purchase 3,351,533, 6,566,936 and 3,657,174 shares of Series A Common Stock (before application of the treasury stock method), for the years ended December 31, 2007, 2006 and 2005 respectively, were not included in the computation of diluted EPS because the exercise price was greater than the average market price of $24.38, $23.31 and $24.97, respectively.

9. Income Taxes

The provision (benefit) for income taxes relating to income for the years ended December 31, 2007, 2006 and 2005, consisted of the following:

	Years Ended December 31,		
	2007	2006	2005
Current:			
State and local	$ (242)	$ 7,593	$ 5,671
Federal	16,216	41,426	(8,328)
	$15,974	$49,019	$(2,657)
Deferred:			
State and local	$ 3,571	$ 1,534	$(7,096)
Federal	18,662	7,857	12,765
	$22,233	$ 9,391	$ 5,669
Provision for income taxes	$38,207	$58,410	$ 3,012

The effective tax rate for the year ended December 31, 2007 was 36.2% as compared to 37.3% for the year ended December 31, 2006. The effective income tax rate for the years ended December 31, 2007, 2006 and 2005 varied from the statutory U.S. Federal income tax rate due to the following:

	2007	2006	2005
Statutory U.S. Federal income tax	35.0%	35.0%	35.0%
State income taxes, net of Federal tax benefit	2.1%	3.8%	−0.9%
Change in valuation allowances and other estimates	−0.4%	−1.6%	−31.6%
Other, net	−0.5%	0.1%	0.5%
Effective income tax rate	36.2%	37.3%	3.0%

The decrease in our Federal current tax expense and effective tax rate for the year ended December 31, 2007, primarily relates to a decrease in income before income taxes from $156.7 million for the year ended December 31, 2006 to $105.5 million for the year ended December 31, 2007. The increase in our effective income tax rate from the year ended December 31, 2005 to December 31, 2006 relates to $37.4 million in tax benefits recorded as a result of the settlement of certain tax return examinations and changes in Ohio tax law in the year ended December 31, 2005.

On January 1, 2007, the Company adopted FIN 48 which clarifies the accounting for uncertain tax positions by prescribing a minimum recognition threshold for recognition of tax benefits in the financial statements. At the date of adoption, the total liability for unrecognized tax benefits recorded in our balance sheets was $35.4 million, and the associated interest and penalties were $8.6 million. The total liability for unrecognized tax benefits recorded in our balance sheets at December 31, 2007 was $31.1 million, and the associated interest and penalties were $9.0 million, of which $38.1 million was included in Other liabilities (noncurrent) and $2.0 million was included in Accrued liabilities (current) on our consolidated balance sheets. If recognized, these amounts (net of tax impact) would favorably affect the effective income tax rate in future periods. The liability for unrecognized tax benefits is expected, on a net basis, to decrease up to $5.0 million within 12 months of the reporting date due to scheduled closings of examinations and normal expirations of statutes of limitation.

A reconciliation of the total liability recorded for unrecognized tax benefits at January 1, 2007 through December 31, 2007 is as follows (in thousands):

Unrecognized Tax Benefits—January 1, 2007	$35,426
Additions based on tax provisions related to the current year	3,513
Increases for tax positions of prior years	592
Decreases for tax positions of prior years	(783)
Audit settlements	(1,286)
Statue of limitation expirations	(6,373)
Unrecognized Tax Benefits—December 31, 2007	$31,089

We record interest and penalties related to the above federal and state unrecognized tax benefits in income tax expense on our consolidated statements of income. Additional interest of $0.4 million (net of $3.6 million in interest reversals) was recorded for the year ended December 31, 2007. There were no penalties recorded for the year ended December 31, 2007.

Additionally, the following unrecognized tax benefits are not recorded on our balance sheets and consist of state net operating loss carryforwards that, if recognized, would have no impact on our effective tax rate and would not require the use of cash (in thousands):

Unrecognized Tax Benefits (State NOLs)—January 1, 2007	$18,140
Increases based on tax positions related to prior years	1,438
Increases based on tax positions related to the current year	1,269
Decreases based on tax positions related to the current year	(1,033)
Unrecognized Tax Benefits (State NOLs)—December 31, 2007	$19,814

With a few exceptions, the Company is no longer subject to U.S. Federal income tax examinations for years before 2005 and is no longer subject to state and local income tax examinations by tax authorities for years before 2000. To date, no material adjustments have been proposed with respect to ongoing examinations.

Deferred income tax liabilities and assets at December 31, 2007 and 2006 consisted of the following (in thousands):

	2007	2006
Deferred income tax liabilities:		
Difference between book and tax basis of property, plant and equipment	$ 34,802	$ 39,267
Difference between book and tax basis of intangible and other assets	887,054	825,970
Total deferred income tax liabilities	$921,856	$865,237
Deferred income tax assets:		
Accrued expenses and other	$ 28,722	$ 9,857
Accelerated funding of pension benefit obligation	40,090	21,823
Operating and Capital loss carryforwards	10,386	31,098
	79,198	62,778
Less: Valuation allowance	(9,338)	(31,098)
Total deferred income tax assets	69,860	31,680
Net deferred income tax liabilities	$851,996	$833,557

At December 31, 2007, net deferred tax liabilities include a deferred tax asset of $6.1 million relating to stock-based compensation expense under SFAS 123(R). Full realization of this deferred tax asset requires stock options to be exercised at a price equaling or exceeding the sum of the grant price plus the fair value of the option at the grant date. The provisions of SFAS 123(R), however, do not allow a valuation allowance to be recorded unless the company's future taxable income is expected to be insufficient to recover the asset. Accordingly, there can be no assurance that the price of our Series A Common Stock will rise to levels sufficient to realize the entire tax benefit currently reflected in our balance sheet. See Note 12 for additional discussion of SFAS 123(R).

At December 31, 2007, we had state net operating loss carryforwards (tax effected) of $5.9 million and other capital loss carryforwards (tax effected) of $4.5 million, respectively expiring through 2027 and in 2009. The valuation allowance represents the uncertainty associated with the realization of these tax benefits. The change in the operating and capital loss carryforwards and associated valuation allowance for 2007 is primarily the result of the Company's utilization of approximately $0.6 million in capital loss carryforwards, and the change in the presentation of $19.8 million in our operating loss carryforwards in our FIN 48 reconciliation.

The net deferred income tax liabilities are presented under the following captions on the Company's consolidated balance sheets:

	2007	2006
	(In thousands)	
Deferred income tax liability	$856,790	$838,229
Deferred income tax asset (current)	4,794	4,672
Net deferred income tax liability	$851,996	$833,557

The deferred tax liabilities primarily relate to differences between book and tax basis of the Company's FCC licenses. In accordance with the adoption of SFAS 142 on January 1, 2002, the Company no longer amortizes its FCC licenses, but instead tests them for impairment annually. As the tax basis in the Company's FCC licenses continues to amortize, the deferred tax liabilities will increase over time.

10. Common Stock

General

The Company has authorized 300 million common shares, par value $0.01 per share, which includes 200 million shares of Series A Common Stock and 100 million shares of Series B Common Stock. Except as otherwise described below, the issued and outstanding shares of Series A Common Stock and Series B Common Stock vote together as a single class on all matters submitted to a vote of stockholders, with each issued and outstanding share of Series A Common Stock and Series B Common Stock entitling the holder thereof to one vote on all such matters. With respect to any election of directors, (i) the holders of the shares of Series A Common Stock are entitled to vote separately as a class to elect two members of the Company's Board of Directors (the Series A Directors) and (ii) the holders of the shares of the Company's Series B Common Stock are entitled to vote separately as a class to elect the balance of the Company's Board of Directors (the Series B Directors); provided, however, that the number of Series B Directors shall not constitute less than a majority of the Company's Board of Directors.

All of the outstanding shares of Series B Common Stock are held by a subsidiary of Hearst. No holder of shares of Series B Common Stock may transfer any such shares to any person other than to (i) Hearst; (ii) any corporation into which Hearst is merged or consolidated; (iii) any entity to which all or substantially all of Hearst's assets are transferred; or (iv) any entity controlled by Hearst (each a "Permitted Transferee"). Series B Common Stock, however, may be converted at any time into Series A Common Stock and freely transferred, subject to the terms and conditions of the Company's Certificate of Incorporation and to applicable securities laws limitations.

Common Stock Repurchase

In May 1998 the Company's Board of Directors authorized the repurchase of up to $300 million of its outstanding Series A Common Stock. Such repurchases may be effected from time to time in the open market or in private transactions, subject to market conditions and management's discretion. During 2007, the Company repurchased 270,000 shares of Series A Common Stock at a cost of $5.3 million and an average per share price of $19.53. Between May 1998 and December 31, 2007, the Company repurchased approximately 4.7 million shares of Series A Common Stock at a cost of approximately $116.1 million and an average price of $24.57. There can be no assurance that such repurchases will occur in the future or, if they do occur, what the terms of such repurchases will be.

On December 6, 2007, Hearst filed an amendment to its Schedule 13D with the Securities and Exchange Commission indicating that its Board of Directors had approved the purchase of up to eight million shares of our Series A Common Stock. Previously, Hearst had authorized the purchase of up to 25 million shares of our Series A Common Stock, and as of December 31, 2007, under these purchase authorizations, Hearst has purchased approximately 24.2 million shares of the Company's outstanding Series A Common Stock. Hearst's ownership of the Company's outstanding common stock was 73.7% and 73.8% as of December 31, 2007 and 2006, respectively.

As of February 15, 2008, Hearst's ownership of the Company's outstanding common stock was 75.1%.

Common Stock Dividends

During the year ended December 31, 2007, the Company's Board of Directors declared cash dividends as follows:

Dividend Amount	Declaration Date	Record Date	Payment Date	Total Dividend
$0.07	December 6, 2007	January 5, 2008	January 15, 2008	$6,570
$0.07	September 12, 2007	October 5, 2007	October 15, 2007	$6,566
$0.07	May 3, 2007	July 5, 2007	July 15, 2007	$6,570
$0.07	March 29, 2007	April 5, 2007	April 15, 2007	$6,546

11. Preferred Stock

Under the Company's Certificate of Incorporation, the Company has one million authorized shares of Preferred Stock, par value $.01 per share. At December 31, 2007, 2006 and 2005, there was no Preferred Stock outstanding. On January 1, 2005, 5,781,000 shares of Series A Preferred Stock and 5,470,000 shares of Series B Preferred Stock were redeemed.

12. Employee Stock Plans

On May 5, 2007, the Company's stockholders and Board of Directors approved the 2007 Long Term Incentive Compensation Plan (the "2007 Incentive Compensation Plan"). The 2007 Incentive Compensation Plan is intended to replace the 2004 Long Term Incentive Compensation Plan (the "2004 Incentive Compensation Plan") (together the "Incentive Compensation Plans") and the Amended and Restated 1997 Stock Option Plan (the "1997 Stock Option Plan"). All grants made after May 5, 2007 are made under the 2007 Incentive Compensation Plan.

Under the 2007 Incentive Compensation Plan the Company may award various forms of incentive compensation, including stock options and restricted stock, to officers, other key employees and non-employee directors of the Company and its subsidiaries. The Company reserved for issuance under the 2007 Incentive Compensation Plan 2.4 million shares of Series A Common Stock. Under the 2004 Incentive Compensation Plan 3.6 million shares of Series A Common Stock were reserved for issuance.

As of December 31, 2007, all stock options awarded under the Incentive Compensation Plans were granted with exercise prices equal to the market price of the underlying stock as of the date of grant. Under each of the Incentive Compensation Plans, options are exercisable after the period or periods specified in the applicable option agreement, but no option can be exercised after the expiration of 10 years from the date of grant. The fair value of the restricted stock awarded is equal to the market value on the date of award. Generally, options granted to employees under the Incentive Compensation Plans cliff-vest after three years commencing on the effective date of the grant and the restriction period will lapse on restricted stock awarded to employees after three years commencing on the effective date of the award.

Under the 1997 Stock Option Plan, 8.7 million shares of Series A Common Stock were reserved for issuance. Under the 1997 Stock Option Plan, stock options were granted with exercise prices equal to the market price of the underlying stock on the date of grant. Generally, options granted prior to December 2000 either (i) cliff-vest after three years commencing on the effective date of the grant or (ii) vest either after nine years or in one-third increments upon attainment of certain market price goals of the Company's Series A Common Stock. Options granted in December 2000 vest in one-third increments per year commencing one year from the date of the grant. Generally, options granted after December 2000 cliff-vest after three years commencing on the effective date of the grant. All options granted pursuant to the 1997 Stock Option Plan will expire no later than ten years from the date of grant.

A summary of the status of the stock options granted under the Company's 1997 Stock Option Plan and Incentive Compensation Plans, and changes for the years ended December 31, 2007, 2006, 2005 are presented below (not in thousands):

	Options	Weighted Average Exercise Price
Outstanding at December 31, 2004	8,060,429	$23.36
Granted	1,273,400	24.14
Exercised	(362,719)	18.64
Forfeited	(450,263)	26.02
Outstanding at December 31, 2005	8,520,847	$23.53
Granted	756,650	25.40
Exercised	(391,213)	19.70
Forfeited	(79,988)	24.92
Outstanding at December 31, 2006	8,806,296	$23.85
Granted	705,800	20.26
Exercised	(632,224)	21.17
Forfeited	(233,790)	25.03
Expired	(756,539)	26.86
Outstanding at December 31, 2007	7,889,543	$23.42
Exercisable at December 31, 2005	4,720,837	$22.25
Exercisable at December 31, 2006	5,490,211	$23.10
Exercisable at December 31, 2007	5,311,068	$23.42

A summary of the status of the restricted stock awarded under the Company's Incentive Compensation Plans, and changes for the years ended December 31, 2007 and 2006 are presented below (not in thousands):

	Restricted Stock Outstanding	
	Number of Restricted Shares	Weighted Average Common Stock Price
Balance at January 1, 2006	—	$ —
Granted	167,000	25.62
Vested	—	—
Forfeited	—	—
Balance at December 31, 2006	167,000	$25.62
Granted	199,616	20.22
Vested	(4,564)	25.64
Forfeited	(4,283)	25.64
Balance at December 31, 2007	357,769	$22.54

The following table summarizes information about stock options outstanding and exercisable at December 31, 2007 (not in thousands):

	Options Outstanding			
Range of Exercise Prices	Number Outstanding at December 31, 2007	Weighted Average Remaining Contractual Life	Intrinsic Value of In the Money Outstanding Options at December 31, 2007	Weighted Average Exercise Price
$18.56-$21.59	2,416,260	5.19	$5,932,447	$19.65
$22.08-$24.89	2,164,050	6.65	—	$24.08
$25.28-$26.82	3,236,283	6.10	—	$25.66
$26.85-$29.00	58,950	4.69	—	$27.74
$35.25-$36.44	14,000	0.61	—	$36.44
	7,889,543		$5,932,447	

	Options Exercisable			
Range of Exercise Prices	Number Exercisable at December 31, 2007	Weighted Average Remaining Contractual Life	Intrinsic Value of In the Money Exercisable Options at December 31, 2007	Weighted Average Exercise Price
$18.56-$21.59	1,720,410	3.30	$4,468,093	$19.51
$22.08-$24.89	977,100	5.09	—	$24.10
$25.28-$26.82	2,566,558	5.51	—	$25.65
$26.85-$29.00	33,000	1.11	—	$28.44
$35.25-$36.44	14,000	0.61	—	$36.44
	5,311,068		$4,468,093	

On January 1, 2006, the Company adopted FASB Statement No. 123(R), *Share-Based Payment* ("SFAS 123(R)") using a modified prospective transition method. Accordingly, because we have adopted a prospective method prior periods have not been restated. Stock-based compensation expense for the year ended December 31, 2007 was $8.2 million as compared to $7.6 million in the year ended December 31, 2006. The total deferred tax benefit related thereto was $3.1 million for the year ended December 31, 2007, and $2.8 million for year ended December 31, 2006. As of December 31, 2007, there was $14.3 million of total unrecognized compensation cost related to unvested share-based compensation awards granted under the equity compensation plans, which does not include the effect of future grants of equity compensation, if any. Of the total $14.3 million, we expect to recognize approximately 56.0% in 2008, 35.0% in 2009 and 9.0% in 2010. We received $13.4 million upon the exercise of stock options during the year ended December 31, 2007, and we received $7.7 million upon the exercise of stock options during the year ended December 31, 2006.

Under SFAS No. 123(R), options are valued at their date of grant and then expensed over their vesting period. The values of the Company's options were calculated at the date of grant using the Black-Scholes option-pricing model. The weighted average grant date fair value of options granted was $5.65, $7.49 and $7.63 for the years ended December 31, 2007, 2006 and 2005, respectively. The total intrinsic value of options exercised during the year ended December 31, 2007 was $3.3 million. The total intrinsic value (the difference between market price and exercise price) of options exercised during the year ended December 31, 2006 was $2.0 million. The total fair value of shares vested during the year ended December 31, 2007 was $6.8 million. The total fair value of shares vested during the year ended December 31, 2006 was $7.7 million.

The following assumptions were used in the Black Scholes option-pricing model to value options granted during the years ended December 31, 2007, 2006 and 2005:

	2007	2006	2005
Expected life	6.0 Years	5.9 Years	5.9 years
Volatility factor	25.64%	25.09%	27.71%
Risk-free interest rate	3.60%	4.45%	4.43%
Dividend yield	1.40%	1.20%	1.12%

The expected life of options granted was estimated based on the historical exercise behavior of employees. The expected volatility factor was based on historical volatility over the period equal to the stock option's expected life. The risk-free interest rate is based on the U.S. treasury yield curve in effect at the date of the grant for a period equal to the expected term of the option.

In April 1999, we implemented a non-compensatory employee stock purchase plan ("ESPP") in accordance with Internal Revenue Code Section 423. The ESPP allows employees to purchase shares of our Series A Common Stock, at 85% of its market price, through after-tax payroll deductions. We reserved and made available for issuance and purchases under the Stock Purchase Plan 5,000,000 shares of Series A Common Stock. Employees purchased 101,624 and 107,702 shares for aggregate proceeds of approximately $2.2 million and $2.1 million in the years ended December 31, 2007 and 2006, respectively. In accordance with SFAS 123(R), we recorded $0.4 million in stock-based compensation expense for the year ended December 31, 2007.

13. Related Party Transactions

The Hearst Corporation. As of December 31, 2007, Hearst beneficially owned approximately 53.0% of our Series A Common Stock and 100% of our Series B Common Stock, representing in the aggregate approximately 73.7% of the outstanding voting power of our common stock, except with regard to the election of directors. With regard to the election of directors, Hearst's beneficial ownership of our Series B Common Stock entitles Hearst to elect as a class 11 of the 13 directors of our Board of Directors. During the years ended December 31, 2007, 2006 and 2005, we entered into the following transactions with Hearst or parties related to Hearst:

- *Hearst Lease.* On May 5, 2006 the Company entered into a Lease Agreement with Hearst to lease one floor of the newly constructed Hearst Tower in Manhattan for our corporate offices. Under the terms of the lease we are entitled to a tenant improvement allowance of $1.9 million. For the year ended December 31, 2007, we recorded approximately $1.4 million in rent expense under the terms of the Lease Agreement with Hearst, net of the tenant improvement allowance, which we amortize over the lease term.
- *Management Agreement.* We recorded revenue of approximately $5.6 million, $6.7 million and $4.6 million in the years ended December 31, 2007, 2006 and 2005, respectively, relating to a management agreement with Hearst (the "Management Agreement"). Pursuant to the Management Agreement, we provide certain sales, news, programming, legal, financial, engineering and accounting management services for certain Hearst-owned television and radio stations. Certain employees of these managed stations are also participants in our equity compensation plans. We believe the terms of the Management Agreement are reasonable to both parties; however, there can be no assurance that more favorable terms would not be available from third parties.

- *Services Agreement.* We incurred expenses of approximately $6.6 million, $5.0 million and $4.8 million in the years ended December 31, 2007, 2006 and 2005, respectively, relating to a services agreement with Hearst (the "Services Agreement"). Pursuant to the Services Agreement, Hearst provides the Company certain administrative services such as accounting, auditing, financial, legal, insurance, data processing, and employee benefits administration. We believe the terms of the Services Agreement are reasonable to both parties; however, there can be no assurance that more favorable terms would not be available from third parties.

- *Interest Expense, Net—Capital Trust.* We incurred interest expense, net, relating to the Subordinated Debentures issued to our wholly-owned unconsolidated subsidiary, the Capital Trust, of $9.8 million in each of the years ended December 31, 2007, 2006 and 2005, respectively. The Capital Trust then paid comparable amounts to its Redeemable Convertible Preferred Securities holders of which $1.9 million in each of the years ended December 31, 2007, 2006 and 2005, respectively, was paid to Hearst.

- *Dividend on Common Stock.* Our Board of Directors declared quarterly cash dividends of $0.07 per share on our Series A and Series B Common Stock, respectively, for a total amount of $26.2 million. Included in this amount was $19.3 million payable to Hearst. On December 6, 2007, our Board declared a cash dividend of $0.07 per share on our Series A and Series B Common Stock for a total of $6.6 million. Included in this amount was $4.8 million payable to Hearst. In the year ended December 31, 2006, the Company paid cash dividends of $26.0 million. Included in this amount was $19.0 million payable to Hearst. See Note 10.

- *Radio Facilities Lease.* Pursuant to a lease agreement, Hearst paid us approximately $0.8 million, $0.8 million and $0.9 million in the years ended December 31, 2007, 2006 and 2005, respectively. Under this agreement, Hearst leases from the Company premises for WBAL-AM and WIYY-FM, Hearst's Baltimore, Maryland radio stations.

- *Lifetime Entertainment Services.* We have agreements with Lifetime Entertainment Services ("Lifetime"), an entity owned 50% by an affiliate of Hearst and 50% by The Walt Disney Company, whereby for certain periods of time, (i) we have assisted Lifetime in securing distribution and subscribers for the Lifetime Television, Lifetime Movie Network and/or Lifetime Real Women programming services; and (ii) Lifetime has acted as our agent with respect to the negotiation of certain of our agreements with cable, satellite and certain other multi-channel video programming distributors. Amounts payable to us by Lifetime depend on the specific terms of these agreements and may be fixed or variable. We have recorded revenue from the agreements of $20.5 million, $17.7 million and $6.7 million in the years ended December 31, 2007, 2006 and 2005, respectively.

- *Wide Orbit, Inc.* In November 2004, we entered into an agreement with Wide Orbit, Inc. ("Wide Orbit") for licensing and servicing of Wide Orbit's Traffic Sales and Billing Solutions software. Hearst owns approximately 8% of Wide Orbit, Inc. In the years ended December 31, 2007, 2006 and 2005, we paid Wide Orbit approximately $1.8 million, $1.4 million and $1.7 million, respectively, under the agreement.

- *New England Cable News.* Two of our executive officers, David J. Barrett and Steven A. Hobbs, serve as Hearst's representatives on the management board of New England Cable News, a regional cable channel, jointly owned by Hearst Cable News, Inc., an indirect wholly-owned subsidiary of Hearst, and Comcast MO Cable News, Inc. ("NECN"). Hearst pays $4,000 per month to the Company as compensation for their service. In addition, two of our television stations, WPTZ/WNNE and WMTW, provide office space to certain of NECN's reporters in exchange for news gathering services.

- *ESPN.* During the year ended December 31, 2007, certain of the Company's stations paid fees in the amount of approximately $2.0 million in the aggregate to ESPN in exchange for the right to broadcast certain sports programs. Hearst owns approximately 20% of ESPN.
- *Other Transactions with Hearst.* In each of the years ended December 31, 2007, 2006 and 2005, we recorded net revenue of approximately $0.1 million relating to advertising sales to Hearst on behalf of Good Housekeeping, which is owned by Hearst.

Internet Broadcasting. On December 13, 2007, the Company purchased $1.8 million of Internet Broadcasting's outstanding common stock resulting in a total investment of $33.3 million which represents a 41.1% ownership interest. We also have various agreements pursuant to which we have paid Internet Broadcasting $9.8 million and $8.0 million during the years ended December 31, 2007 and 2006, respectively. In addition, Internet Broadcasting hosts our corporate Website for a nominal amount. Harry T. Hawks and Steven A. Hobbs, two of our executive officers, serve, and during 2007 Terry Mackin, one of our former executive officers, served on the Board of Directors of Internet Broadcasting, from which they did not receive compensation for their Board service.

Small Business Television. The Company utilizes Small Business Television's ("SBTV") services to provide television stations with additional revenue through the marketing and sale of commercial time to smaller businesses that do not traditionally use television advertising due to costs. In the year ended December 31, 2007 these sales generated revenue of approximately $1.4 million, of which approximately $0.8 million was distributed to the Company. In the year ended December 31, 2006 these sales generated revenue of approximately $1.6 million, of which approximately $0.9 million was distributed to the Company. In the year ended December 31, 2005 these sales generated revenue of approximately $1.4 million, of which approximately $0.8 million was distributed to the Company. Mr. Dean Conomikes, the owner of SBTV, is the son of John G. Conomikes, a member of the Company's Board of Directors.

NBC Weather Plus. In 2004, we invested in Weather Network Affiliates Company, LLC ("WNAC"), which owns the NBC Weather Plus Network ("Weather Plus"). We have launched Weather Plus in all of our NBC-affiliated markets.

RDE. On June 29, 2007, the Company made an additional investment of $1.9 million in Ripe Digital Entertainment, Inc. ("RDE"), resulting in a total investment of $11.0 million which represents a 24.7% ownership interest. During 2007, the Company earned $0.1 million in rental income from RDE for office space in our former Corporate headquarters. Steven A. Hobbs, one of our executive officers, serves, and during 2007 Terry Mackin, one of our former executive officers, served on the Board of Directors of RDE, from which they did not receive compensation for their Board service.

USDTV. During the year ended December 31, 2006, we and Hearst each owned approximately 6.175% of USDTV. In addition, our station KOAT-TV in Albuquerque, New Mexico, had an agreement to lease a portion of its digital spectrum to USDTV. In July 2006, USDTV filed for Chapter 7 bankruptcy and the Company wrote off its investment. In September 2006, USDTV sold substantially all its assets to a third party and assigned its spectrum lease with KOAT to the buyer. From September 23, 2005 to June 20, 2006, Steven A. Hobbs, one of our executive officers, served on the Board of Directors of USDTV, from which he did not receive compensation for his Board service.

Other Related Parties. In the ordinary course of business, the Company enters into transactions with other related parties, none of which were significant to our financial results in the years ended December 31, 2007, 2006 and 2005.

14. Other Commitments and Contingencies

We have obligations to various program syndicators and distributors in accordance with current contracts for the rights to broadcast programs. Future payments and barter obligations as of December 31, 2007, scheduled under contracts for programs which are currently available are as follows (in thousands):

	Program Rights	Barter Rights
2008	49,957	14,730
2009	6,116	388
2010	5,169	291
2011	2,632	14
2012	977	—
Thereafter	—	—
Total	$64,851	$15,423

The Company has various agreements relating to non-cancelable operating leases with an initial term of one year or more (some of which contain renewal options), future barter and program rights not available for broadcast at December 31, 2007, and employment contracts for key employees. Future minimum cash payments (and barter obligations) under the terms of these agreements as of December 31, 2007 are as follows (in thousands):

	Operating Leases	Program Rights	Barter Rights	Employment and Talent Contracts
2008	6,991	32,067	12,321	86,522
2009	5,740	61,417	19,325	43,855
2010	3,603	57,115	18,288	17,452
2011	2,143	40,197	15,626	4,672
2012	2,041	14,136	10,204	1,440
Thereafter	8,763	6,036	8,212	11
Total	$29,281	$210,968	$83,976	$153,952

Rent expense, net, for operating leases was approximately $8.6 million, $8.4 million and $10.4 million for the years ended December 31, 2007, 2006 and 2005, respectively.

The Company has guaranteed the payments by its wholly-owned unconsolidated subsidiary trust (the Capital Trust) on the Redeemable Convertible Preferred Securities in the amount of $134.0 million (see Note 7). The guarantee is irrevocable and unconditional, and guarantees the payment in full of all (i) distributions on the Redeemable Convertible Preferred Securities to the extent of available funds of the Capital Trust; (ii) amounts payable upon redemption of the Redeemable Convertible Preferred Securities to the extent of available funds of the Capital Trust; and (iii) amounts payable upon a dissolution of the Capital Trust. The guarantee is unsecured and ranks (i) subordinate to all other liabilities of the Company, except liabilities that are expressly made *pari passu*; (ii) *pari passu* with the most senior preferred stock issued by the Company, and *pari passu* with any guarantee of the Company in respect of any preferred stock of the Company or any preferred security of any of the Company's controlled affiliates; and (iii) senior to the Company's Common Stock. The Company made the guarantee in 2001 to enable the Capital Trust to issue the Redeemable Convertible Preferred Securities in the amount of $200.0 million to the holders, of which $70 million par amount was redeemed in 2004.

From time to time, the Company becomes involved in various claims and lawsuits that are incidental to its business. In the opinion of the Company, there are no legal proceedings pending against the Company or any of its subsidiaries that are likely to have a material adverse effect on the Company's consolidated financial condition or results of operations.

15. Retirement Plans and Other Post-Retirement Benefits

Overview

The Company maintains seven defined benefit pension plans (the "Pension Plans") and other post-retirement benefit plans (medical and life insurance) for active, retired and former employees. In addition, the Company maintains 11 employee savings plans and participates in three multi-employer union pension plans that provide retirement benefits to certain union employees.

Pension Plans and Other Post-Retirement Benefitss

Benefits under the Pension Plans are generally based on years of credited service, age at retirement and average of the highest five consecutive years' compensation. The service cost of the Pension Plans is computed on the basis of the Project Unit Credit Actuarial Cost Method. Prior service cost is amortized over the employees' expected future service periods.

Pension Plan Assets

The Pension Plans' weighted average asset allocations as of the measurement dates September 30, 2007 and 2006, by asset category, are as follows:

	Percentage of Plan Assets as of September 30,	
Asset Category	**2007**	**2006**
Equity	67.3%	73.5%
Fixed income	18.8%	22.8%
Real estate and other	13.9%	3.7%
Total	100.0%	100.0%

The assets of the Pension Plans are invested with the objective of being able to meet current and future benefit payment needs, while controlling pension expense volatility. Plan assets are invested with a number of investment managers and are diversified among equities, fixed income, real estate and other investments, as shown in the table above. Approximately 85% of the assets of the Pension Plans are invested in a master trust, which has a target allocation of approximately 65% equities, 20% fixed income and 15% other (including real estate and hedge funds). When adding the remaining 15% of the assets of the Pension Plans which are outside of the master trust, the aggregate target allocation is comparable to that of the master trust, but with a slightly higher target allocation percentage for fixed income investments. Each of the Pension Plans employs active investment management programs, and each has an Investment Committee which reviews the respective plan's asset allocation on a periodic basis and determines when and how to re-balance the portfolio when appropriate. None of the Pension Plans has any dedicated target allocation to the Company's Common Stock.

Net Periodic Pension and Post-Retirement Cost

The following schedule presents net periodic pension cost for the Company's Pension Plans and post-retirement benefit plan in the years ended December 31, 2007, 2006 and 2005 (in thousands):

	Pension Benefits			Post-Retirement Benefits		
	2007	2006	2005	2007	2006	2005
Service cost	$ 10,551	$ 9,985	$ 9,031	$101	$133	$ 94
Interest cost	10,801	9,419	8,660	444	461	374
Expected return on plan assets	(11,644)	(11,116)	(9,789)	—	—	—
Amortization of initial net obligation	—	1	5	14	18	18
Amortization of prior service cost	431	432	432	(10)	18	18
Amortization of net loss	3,693	3,868	2,955	207	243	120
Net periodic pension cost	$ 13,832	$ 12,589	$11,294	$756	$873	$624

Summary Disclosure Schedule

The following schedule (in thousands) presents the change in benefit obligation, change in plan assets, a reconciliation of the funded status, amounts recognized in the Consolidated Balance Sheet, and additional year-end information for the Company's Pension Plans and post-retirement benefit plan. The measurement dates for the determination of the benefit obligation, plan assets and assumptions were September 30, 2007 and 2006.

	Pension Benefits		Post-Retirement Benefits	
	2007	2006	2007	2006
Change in benefit obligation:				
Benefit obligation at beginning of year	$182,591	$166,048	$ 8,067	$ 6,577
Service cost	10,551	9,985	101	132
Interest cost	10,801	9,419	444	461
Plan Amendments	—	—	(1,332)	—
Participant contributions	9	9	—	—
Benefits and administrative expenses paid	(4,811)	(4,949)	(511)	(575)
Subsidy reimbursement	—	—	2	—
Actuarial (gain) loss	(12,426)	2,079	(442)	1,472
Benefit obligation at end of year	$186,715	$182,591	$ 6,329	$ 8,067
Change in plan assets:				
Fair value of plan assets at beginning of year	$157,687	$148,460	—	—
Actual gain on plan assets, net	27,211	12,613	—	—
Employer contributions	4,309	1,554	509	575
Subsidy reimbursement	—	—	2	—
Participant contributions	9	9	—	—
Benefits and administrative expenses paid	(4,811)	(4,949)	(511)	(575)
Fair value of plan assets at end of year	$184,405	$157,687	$ —	$ —
Reconciliation of funded status:				
Funded status	$ (2,310)	$(24,904)	$(6,329)	$(8,067)
Contributions paid during the fourth quarter	1,483	11	110	138
Net amount recognized at end of year	$ (827)	$(24,893)	$(6,219)	$(7,929)
Amounts recognized in the Consolidated Balance Sheet (as of December 31):				
Other assets	$ 15,907	$ 893	—	—
Current liabilities	(738)	(633)	(384)	(544)
Noncurrent liablities	(15,996)	(25,153)	(5,835)	(7,835)
Net amount recognized at end of year	$ (827)	$(24,893)	$(6,219)	$(7,929)
Reconcilation of amounts recognized in the Consolidated Statements of Income:				
Initial net obligation	$ —	$ —	$ —	$ (93)
Prior service (cost) credit	(1,170)	(1,601)	1,155	(88)
Net loss	(18,040)	(49,726)	(2,842)	(3,491)
Accumulated other comprehensive loss	$(19,210)	$(51,327)	$(1,687)	$(3,672)
Cumulative employer contributions in excess of net periodic benefit cost	$ 18,383	$ 26,434	$(4,532)	$(4,257)
Net amount recognized at end of year	$ (827)	$(24,893)	$(6,219)	$(7,929)

	Pension Benefits 2007	Pension Benefits 2006	Post-Retirement Benefits 2007	Post-Retirement Benefits 2006
Changes recognized in other comprehensive income:				
Other comprehensive (income) loss	$(32,117)	$ (39)	$(1,985)	$ —
Increase in Accumulated other comprehensive income (before tax) to reflect the adoption of SFAS 158	—	40,886	—	3,672
Total recognized in other comprehensive loss	$(32,117)	$ 40,847	$(1,985)	$ 3,672
Estimated amounts that will be amortized from Accumulated other comprehensive income in the next calendar year:				
Initial net asset	$ —	$ —	$ —	$ 18
Prior service cost	$ 431	$ 431	$ (93)	$ 18
Net loss	$ 1,673	$ 3,693	$ 175	$ 269
	$ 2,104	$ 4,124	$ 82	$ 287
Additional year-end information for all defined benefit plans:				
Accumulated benefit obligation	$166,081	$160,236		
Additional year-end information for pension plans with accumulated benefit obligations in excess of plan assets:				
Projected benefit obligation	$ 46,068	$ 68,070		
Accumulated benefit obligation	$ 4,185	$ 58,491		
Fair value of plan assets	$ 29,548	$ 42,274		

Contributions

During the year 2008, the Company expects to contribute approximately $4.1 million to the Pension Plans and approximately $0.3 million (net of the medicare subsidy) to the post-retirement benefit plan.

Expected Benefit Payments

Benefit payments for the pension plans and post retirement benefit plan (net of the medicare subsidy) for the next 10 years are expected to be as follows (in thousands):

Pension Benefits Year ending December 31,	
2008	$5,618
2009	$6,537
2010	$7,669
2011	$8,451
2012	$9,800
2013-2017	$64,472

Post-Retirement Benefits Year ending December 31,	
2008	$384
2009	$482
2010	$474
2011	$485
2012	$534
2013-2017	$2,797

Assumptions

The weighted-average assumptions used for computing the projected benefit obligation for the Company's Pension Plans and post-retirement benefit plan as of the measurement dates of September 30, 2007 and 2006 were as follows:

	Pension Benefits		Post-Retirement Benefits	
	2007	2006	2007	2006
Discount rate	6.50%	6.00%	6.50%	6.00%
Rate of compensation increase	4.00%	4.00%	—	—

The weighted-average assumptions used for computing the net periodic pension cost for the Company's Pension Plans and post-retirement benefit plan in the years ended December 31, 2007, 2006 and 2005 were as follows:

	Pension Benefits			Post-Retirement Benefits		
	2007	2006	2005	2007	2006	2005
Discount rate	6.00%	5.75%	6.00%	6.00%	5.75%	6.00%
Expected long-term rate of return on plan assets	7.75%	7.75%	7.75%	—	—	—
Rate of compensation increase	4.00%	4.00%	4.00%	—	—	—

To develop the expected long-term rate of return on assets assumptions, the Company considered the current level of expected returns on risk free investments (primarily government bonds), the historical level of the risk premium associated with the other asset classes in which the portfolio is invested, and the expectations for future returns of each asset class. The expected return for each asset class was then weighted based on the aggregate target asset allocation to develop the expected long-term rate of return on assets assumption for the portfolio. The expected rate of return assumption is then adjusted to reflect investment and trading expenses. Since the Company's investment policy is to actively manage certain asset classes where the potential exists to outperform the broader market, the expected returns for those asset classes were adjusted to reflect the expected additional returns. The Company reviews the expected long-term rate of return on an annual basis and revises it as appropriate.

For purposes of measuring the liability for post-retirement healthcare benefits, in 2007 the Company assumed an increase in the per capita cost of covered health care costs of 8.70% for plan participants less than 65 years old and 9.40% for plan participants over 65 years old, and assumed an increase in the per capita Retiree Drug Subsidy reimbursements under Medicare Part D of 11.00%. In 2006, the Company assumed an increase in the per capita cost of covered health care benefits of 9.40% for plan participants less than 65 years and 10.20% for plan participants over 65 years old, and an increase in the per capita Retiree Drug Subsidy reimbursements under Medicare Part D of 12.00%. In both 2007 and 2006, these rates were assumed to decrease gradually to 5% in 2013 and remain level thereafter.

The assumed health care cost trend rates have a significant effect on the amounts reported for the health care plan. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	One-Percentage-Point Increase	One-Percentage-Point Decrease
	(In thousands)	
Effect on total of service cost and interest cost components	$ 58	$ (51)
Effect on postretirement benefit obligation	$561	$(490)

Savings Plans

The Company's qualified employees may contribute from 2% to 16% of their compensation up to certain dollar limits to self-directed 401(k) savings plans. In certain of the Company's (but not all) 401(k) savings plans, the Company matches in cash, one-half of the employee contribution up to 6% (i.e. the Company matches up to 3%) of the employee's compensation. The assets in the 401(k) savings plans are invested in a variety of diversified mutual funds. The Company contributions to the 401(k) savings plans in the years ended December 31, 2007, 2006 and 2005 were approximately $3.3 million, $2.8 million and $2.7 million, respectively.

Multi-Employer Pension Plan

The Company participates in three multi-employer pension plans providing retirement benefits to certain union employees. The Company's contributions to the multiemployer union pension plans were $0.9 million, $0.9 million and $0.8 million in the years ended December 31, 2007, 2006 and 2005. No information is available for each of the other contributing employers for this plan.

16. Fair Value of Financial Instruments

The carrying amounts and the estimated fair values of the Company's financial instruments for which it is practicable to estimate fair value are as follows (in thousands):

	December 31, 2007		December 31, 2006	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Senior Notes	$282,110	$285,631	$407,110	$427,487
Private Placement Debt	$270,000	$280,665	$360,000	$372,147
Note Payable to Capital Trust	$134,021	$142,925	$134,021	$143,302

The fair values of the Senior Notes were determined based on the quoted market prices and the fair values of the Private Placement Debt and the Note Payable to Capital Trust were determined using quoted market prices on comparable debt instruments.

For instruments including cash and cash equivalents, accounts receivable, accounts payable and other debt the carrying amount approximates fair value because of the short maturity of these instruments. In accordance with the requirements of SFAS No. 107, *Disclosures About Fair Value of Financial Instruments*, the Company believes it is not practicable to estimate the current fair value of the related party receivables and related party payables because of the related party nature of the transactions.

17. Quarterly Information (unaudited)

	1st Quarter		2nd Quarter		3rd Quarter		4th Quarter	
	2007	2006	2007	2006	2007	2006	2007	2006
	(In thousands, except per share data)							
Total revenue	$169,383	$174,017	$193,019	$193,964	$176,775	$182,993	$216,561	$234,428
Operating income	$ 26,306	$ 39,237	$ 48,357	$ 56,653	$ 30,421	$ 43,166	$ 71,097	$ 89,719
Net income	$ 4,251	$ 13,017	$ 17,021	$ 25,017	$ 9,741	$ 16,543	$ 33,643	$ 44,146
Income applicable to common stockholders	$ 4,251	$ 13,017	$ 17,021	$ 25,017	$ 9,741	$ 16,543	$ 33,643	$ 44,146
Income per common share basic:(a)								
Net income	$ 0.05	$ 0.14	$ 0.18	$ 0.27	$ 0.10	$ 0.18	$ 0.36	$ 0.48
Number of common shares used in the calculation	93,183	92,655	93,547	92,733	93,643	92,721	93,582	92,871
Income per common share diluted:(a)								
Net income	$ 0.05	$ 0.14	$ 0.18	$ 0.27	$ 0.10	$ 0.18	$ 0.35	$ 0.46
Number of common shares used in the calculation	94,189	93,191	94,508	93,197	94,172	93,154	99,376	98,971
Dividends declared per share	$ 0.07	$ 0.07	$ 0.07	$ 0.07	$ 0.07	$ 0.07	$ 0.07	$ 0.07

(a) Per common share amounts for the quarters and the full years have each been calculated separately. Accordingly, quarterly amounts may not add to the annual amounts because of differences in the average common shares outstanding during each period and, with regard to diluted per common share amounts only, because of the inclusion of the effect of potentially dilutive securities only in the periods in which such effect would have been dilutive.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 9A. CONTROLS AND PROCEDURES

(a) *Evaluation of Disclosure Controls and Procedures.* Our management performed an evaluation under the supervision and with the participation of the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") of the effectiveness of the design and operation of our disclosure controls and procedures (as that term is defined in Exchange Act Rule 13a-15(e)) as of December 31, 2007. Based on that evaluation, our management, including the CEO and CFO, concluded that our disclosure controls and procedures were effective as of December 31, 2007.

(b) *Management's Annual Report on Internal Control Over Financial Reporting.* Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as that term is defined in Exchange Act Rule 13a-15(f)). To evaluate the effectiveness of our internal control over financial reporting, the Company uses the framework in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO Framework"). Using the COSO Framework our management, including the CEO and CFO, evaluated the Company's internal control over financial reporting and concluded that our internal control over financial reporting was effective as of December 31, 2007. Deloitte & Touche LLP, the independent registered public accounting firm that audits our consolidated financial statements included in this annual report, has issued an attestation report on the Company's internal control over financial reporting, which is included below.

(c) *Attestation Report of the Independent Registered Public Accounting Firm.*

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Hearst-Argyle Television, Inc.

We have audited the internal control over financial reporting of Hearst-Argyle Television, Inc. (the "Company") as of December 31, 2007, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2007 of the Company and our report dated February 28, 2008 expressed an unqualified opinion on those financial statements and financial statement schedule and included an explanatory paragraph regarding the Company's adoption of Statement of Financial Accounting Standards Board Interpretation No. 48, *Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109.*

/s/ DELOITTE & TOUCHE LLP

New York, New York
February 28, 2008

(d) *Changes in Internal Control Over Financial Reporting.* Our management, including the CEO and CFO, performed an evaluation of any changes that occurred in our internal control over financial reporting during the fiscal quarter ended December 31, 2007. That evaluation did not identify any changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information called for by Item 10 will be set forth in our definitive Proxy Statement relating to the 2008 Annual Meeting of Stockholders to be held on May 6, 2008, which will be filed within 120 days of the end of our fiscal year ended December 31, 2007 (the "2008 Proxy Statement"), and is incorporated by reference into this report.

ITEM 11. EXECUTIVE COMPENSATION

Information called for by Item 11 will be set forth in the 2008 Proxy Statement, and is incorporated by reference into this report.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information called for by Item 12 will be set forth in our 2008 Proxy Statement, and is incorporated by reference into this report.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Information called for by Item 13 will be set forth in our 2008 Proxy Statement, and is incorporated by reference into this report.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information called for by Item 14 will be set forth in the 2008 Proxy Statement, and is incorporated by reference into this report.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) **Financial Statements, Schedules and Exhibits**

(1) The financial statements listed in the Index for Item 8 hereof are filed as part of this report.

(2) The financial statement schedules required by Regulation S-X are included as part of this report or are included in the information provided in the Notes to Consolidated Financial Statements, which are filed as part of this report.

SCHEDULE II VALUATION AND QUALIFYING ACCOUNTS

HEARST-ARGYLE TELEVISION, INC.

Description	Balance at Beginning of Year	Additions Charged to Costs and Expenses	Deductions(1)	Balance at End of Year
Year Ended December 31, 2005:				
Allowance for uncollectible accounts	$3,284,000	$ 888,000	$(1,229,000)	$2,943,000
Year Ended December 31, 2006:				
Allowance for uncollectible accounts	$2,943,000	$ 916,000	$(1,479,000)	$2,380,000
Year Ended December 31, 2007:				
Allowance for uncollectible accounts	$2,380,000	$2,482,000	$(2,412,000)	$2,450,000

(1) Net write-off of accounts receivable.

(3) The following exhibits are filed as a part of this report:

Exhibit No.	Description
10.5	Amendment No. 10 to Service Agreement, dated as January 1, 2008, between the Company and The Hearst Corporation.
10.6	Fifth Extension of Amended and Renewed Option Agreement, dated as of January 1, 2008, between the Company and The Hearst Corporation.
10.7	Fifth Extension of Amended Studio Lease Agreement, dated as of January 1, 2008, between the Company and The Hearst Corporation.
10.8	Fifth Extension of the Amended and Renewed Management Services Agreement, dated as of January 1, 2008, between the Company and The Hearst Corporation.
21.1	List of Subsidiaries of the Company.
23.1	Consent of Independent Registered Public Accounting Firm.
24.1	Powers of Attorney (contained on signature page).
31.1	Certification by David J. Barrett, President and Chief Executive Officer, pursuant to Section 302 of the Sarbanes Oxley Act of 2002.
31.2	Certification by Harry T. Hawks, Executive Vice President and Chief Financial Officer, pursuant to Section 302 of the Sarbanes Oxley Act of 2002.
32.1	Certification by David J. Barrett, President and Chief Executive Officer, and Harry T. Hawks, Executive Vice President and Chief Financial Officer, pursuant to Section 906 of the Sarbanes Oxley Act of 2002.

(b) Exhibits

The following documents are filed or incorporated by reference as exhibits to this report.

Exhibit No.	Description
2.1	Amended and Restated Agreement and Plan of Merger, dated as of March 26, 1997, among The Hearst Corporation, HAT Merger Sub, Inc., HAT Contribution Sub, Inc. and Argyle (incorporated by reference to Appendix A of the proxy statement/prospectus included in our Registration Statement on Form S-4 (File No. 333-32487)).
2.2	Amended and Restated Agreement and Plan of Merger, dated as of May 25, 1998, by and among Pulitzer Publishing Company, Pulitzer Inc. and the Company (incorporated by reference to Annex I to our Registration Statement on Form S-4 (File No. 333-72207)).
3.1	Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to Appendix C the proxy statement/prospectus included in our Registration Statement on Form S-4 (File No. 333-32487)).
3.2	Amendment No. 1 to the Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.3 of our Annual Report on Form 10-K for the fiscal year ended December 31, 1998).
3.3	Amended and Restated Bylaws of the Company (incorporated by reference to Exhibit 3.2 of our Registration Statement on Form S-4 (File No. 333-72207)).
4.1	Indenture, dated as of November 13, 1997, between the Company and Bank of Montreal Trust Company, as trustee (incorporated by reference to Exhibit 4.1 of our Current Report on Form 8-K dated November 12, 1997 (File No. 000-27000)).
4.2	First Supplemental Indenture, dated as of November 13, 1997, between the Company and Bank of Montreal Trust Company, as trustee (incorporated by reference to Exhibit 4.2 of our Current Report on Form 8-K dated November 12, 1997 (File No. 000-27000)).
4.3	Global Note representing $125,000,000 of 7% Senior Notes Due November 15, 2007 (incorporated by reference to Exhibit 4.3 of our Current Report on Form 8-K dated November 12, 1997 (File No. 000-27000)).
4.4	Global Note representing $175,000,000 of 7½% Debentures Due November 15, 2027 (incorporated by reference to Exhibit 4.4 of our Current Report on Form 8-K dated November 12, 1997 (File No. 000-27000)).
4.5	Second Supplemental Indenture, dated as of January 13, 1998, between the Company and Bank of Montreal Trust Company, as trustee (incorporated by reference to Exhibit 4.3 of our Current Report on Form 8-K dated January 13, 1998 (File No. 000-27000)).
4.6	Specimen of the stock certificate for the Company's Series A Common Stock, $.01 par value per share (incorporated by reference to Exhibit 4.11 of our Annual Report on Form 10-K for the fiscal year ended December 31, 1998).
4.7	Form of Registration Rights Agreement among the Company and the Holders (incorporated by reference to Exhibit B to Exhibit 2.1 of our Schedule 13D/A, filed on September 5, 1997 (File No. 005-45627)).
4.8	Form of Note Purchase Agreement, dated December 1, 1998, by and among the Company, as issuer of the notes, and the note purchasers named therein (including form of note attached as an exhibit thereto) (incorporated by reference to Exhibit 4.13 of our Registration Statement on Form S-4 (File No. 333-72207)).

Exhibit No.	Description
4.9	Amended and Restated Declaration of Trust of Hearst-Argyle Capital Trust (incorporated by reference to Exhibit 99.1 of our Current Report on Form 8-K dated December 20, 2001).
4.10	Terms of 7.5% Series B Convertible Preferred Securities and 7.5% Series B Convertible Common Securities (incorporated by reference to Exhibit 99.2 of our Current Report on Form 8-K dated December 20, 2001).
4.11	Indenture, dated as of December 20, 2001, by Hearst-Argyle Television, Inc. to Wilmington Trust Company, as Trustee (incorporated by reference to Exhibit 99.3 of our Current Report on Form 8-K dated December 20, 2001).
4.12	Registration Rights Agreement, by and among Hearst-Argyle Television, Inc. and the purchasers of the Trust Preferred Securities (incorporated by reference to Exhibit 99.4 of our Current Report on Form 8-K dated December 20, 2001).
10.1	Letter Agreement between the Company and NBC Television Network dated June 30, 2000 (incorporated by reference to Exhibit 10.2 of our Quarterly Report for the fiscal quarter ended September 30, 2000).
10.2	Affiliation Agreement, dated as of December 4, 2005, between the ABC Television Network and the Company (incorporated by reference to Exhibit 10.2 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2005).
10.3	Affiliation Agreement, dated as of November 28, 2005, between Hearst-Argyle Properties, Inc. and CBS Broadcasting, Inc. (incorporated by reference to Exhibit 10.1 of our Current Report on Form 8-K filed November 29, 2005).
10.4	Affiliation Agreement, dated as of November 28, 2005, between the Company and CBS Broadcasting, Inc. (incorporated by reference to Exhibit 10.2 of our Current Report on Form 8-K filed November 29, 2005).
10.5	Amendment No. 10 to Service Agreement, dated as of January 1, 2008, between the Company and The Hearst Corporation.
10.6	Fifth Extension of Amended and Renewed Option Agreement, dated as of January 1, 2008, between the Company and The Hearst Corporation.
10.7	Fifth Extension of Amended Studio Lease Agreement, dated as of January 1, 2008, between the Company and The Hearst Corporation.
10.8	Fifth Extension of the Amended and Renewed Management Services Agreement, dated as of January 1, 2008, between the Company and The Hearst Corporation.
10.9	Amended and Restated Retransmission Rights Agency Agreement, dated as of January 31, 2006, between Lifetime Entertainment Services and the Company (incorporated by reference to Exhibit 10.10 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2005).
10.10	Five-Year Credit Agreement dated April 15, 2005, among the Company, the Lenders party thereto, JPMorgan Chase Bank, N.A. as Administrative Agent, Bank of America, N.A., and Wachovia Bank, National Association as Co-Syndication Agents, and Harris Nesbitt and BNP Paribas as Co-Documentation Agents (incorporated by reference to Exhibit 10.1 of our Current Report on Form 8-K filed April 21, 2005).

Exhibit No.	Description
10.11	Incremental Credit Agreement dated as of November 21, 2006, among the Company, the Incremental Lenders party thereto, and JPMorgan Chase Bank, N.A. as Administrative Agent (incorporated by reference to Exhibit 10.10 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2006).
10.12	Amended and Restated 1997 Stock Option Plan (incorporated by reference to Exhibit 10.21 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2002).
10.13	2003 Incentive Compensation Plan (incorporated by reference to Exhibit 10.22 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2002).
10.14	2004 Long Term Incentive Compensation Plan (incorporated by reference to Exhibit 99.2 of our Current Report on Form 8-K filed October 28, 2004).
10.15	2007 Long Term Incentive Compensation Plan (incorporated by reference to Exhibit A of the Annual Proxy Statement of the Company filed on Schedule 14A on April 3, 2007).
10.16	Employment Agreement, dated as of December 22, 2005, between the Company and David J. Barrett (incorporated by reference to Exhibit 10.1 of our Current Report on Form 8-K filed December 22, 2005).
10.17	Employment Agreement, dated as of January 1, 2007, between the Company and Philip M. Stolz (incorporated by reference to Exhibit 10.18 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2006).
21.1	List of Subsidiaries of the Company.
23.1	Consent of Independent Registered Public Accounting Firm.
24.1	Powers of Attorney (contained on signature page).
31.1	Certification by David J. Barrett, President and Chief Executive Officer, pursuant to Section 302 of the Sarbanes Oxley Act of 2002.
31.2	Certification by Harry T. Hawks, Executive Vice President and Chief Financial Officer, pursuant to Section 302 of the Sarbanes Oxley Act of 2002.
32.1	Certification by David J. Barrett, President and Chief Executive Officer, and Harry T. Hawks, Executive Vice President and Chief Financial Officer, pursuant to Section 906 of the Sarbanes Oxley Act of 2002.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HEARST-ARGYLE TELEVISION, INC.

By: /s/ JONATHAN C. MINTZER

Name: Jonathan C. Mintzer
Title: ***Vice President, General Counsel and Secretary***

Dated: February 25, 2008

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Company in the capacities indicated.

Signatures	Title	Date
/s/ DAVID J. BARRETT **David J. Barrett**	President, Chief Executive Officer and Director (Principal Executive Officer)	February 25, 2008
/s/ HARRY T. HAWKS **Harry T. Hawks**	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	February 25, 2008
/s/ LYDIA G. BROWN **Lydia G. Brown**	Corporate Controller (Principal Accounting Officer)	February 25, 2008
/s/ VICTOR F. GANZI **Victor F. Ganzi**	Chairman of the Board	February 25, 2008
/s/ FRANK A. BENNACK, JR. **Frank A. Bennack, Jr.**	Director	February 25, 2008
/s/ JOHN G. CONOMIKES **John G. Conomikes**	Director	February 25, 2008
/s/ KEN J. ELKINS **Ken J. Elkins**	Director	February 25, 2008

Signatures	Title	Date
/s/ GEORGE R. HEARST, JR. **George R. Hearst, Jr.**	Director	February 25, 2008
/s/ WILLIAM R. HEARST, III **William R. Hearst, III**	Director	February 25, 2008
/s/ BOB MARBUT **Bob Marbut**	Director	February 25, 2008
/s/ GILBERT C. MAURER **Gilbert C. Maurer**	Director	February 25, 2008
/s/ DAVID PULVER **David Pulver**	Director	February 25, 2008
/s/ CAROLINE L. WILLIAMS **Caroline L. Williams**	Director	February 25, 2008

CERTIFICATION DISCLOSURE

On May 9, 2007, in accordance with New York Stock Exchange Listing Company Manual Rule 303A.12(a), HTV submitted to the New York Stock Exchange the unqualified certification that our President and Chief Executive Officer, David J. Barrett, was not aware of any violation by HTV of the Exchange's corporate governance listing standards.

In addition, HTV filed with the Securities and Exchange Commission the certifications of the Company's principal executive officer and principal financial officer required under Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 as exhibits to its 2007 Annual Report on Form 10-K.

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-61101 as amended; No. 333-36659; No. 333-35051; and No. 333-88216 on Form S-3, and in Registration Statement No. 333-146148; No. 333-115280; No. 333-115279; No. 333-75709; No. 333-35043 on Form S-8, of our reports dated February 28, 2008, relating to the consolidated financial statements and financial statement schedule of Hearst-Argyle Television, Inc. (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the Company's adoption of Statement of Financial Accounting Standards No. 123(R), *Share-Based Payment*, Statement of Financial Accounting Standards No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans* and Financial Interpretation No. 48, *Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109*), and the effectiveness of Hearst-Argyle Television, Inc.'s internal control over financial reporting, appearing in this Annual Report on Form 10-K of Hearst-Argyle Television, Inc. for the year ended December 31, 2007.

New York, New York
February 28, 2008

Exhibit 31.1

CERTIFICATION

Certification of Chief Executive Officer and President

I, David J. Barrett, certify that:

1. I have reviewed this annual report on Form 10-K of Hearst-Argyle Television, Inc. (the "registrant");

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 25, 2008

/s/ DAVID J. BARRETT

David J. Barrett
President and Chief Executive Officer

Exhibit 31.2

CERTIFICATION

Certification of Chief Financial Officer and Executive Vice President

I, Harry T. Hawks, certify that:

1. I have reviewed this annual report on Form 10-K of Hearst-Argyle Television, Inc. (the "registrant");
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 25, 2008

/s/ HARRY T. HAWKS

Harry T. Hawks
Executive Vice President and Chief Financial Officer

Exhibit 32.1

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

The undersigned hereby certify that pursuant to the provisions of 18 U.S.C. 1350(a), the Annual Report on Form 10-K for the year ended December 31, 2007 (the "Form 10-K") of Hearst-Argyle Television, Inc., a Delaware corporation (the "Company"), fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)) and that information contained in the Form 10-K fairly presents, in all material respects, the financial condition and results of operations of the Company at and for the periods indicated.

Dated: February 25, 2008

By: /s/ DAVID J. BARRETT

Name: David J. Barrett
Title: *President and Chief Executive Officer*

By: /s/ HARRY T. HAWKS

Name: Harry T. Hawks
Title: *Executive Vice President and Chief Financial Officer*

HEARST-ARGYLE *television inc*

300 West 57th Street
New York, New York 10019

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON MAY 6, 2008

To the Stockholders of Hearst-Argyle Television, Inc.:

The 2008 Annual Meeting of Stockholders of Hearst-Argyle Television, Inc., a Delaware corporation, will be held at the Joseph Urban Theatre, Hearst Tower, 300 West 57th Street, third floor, New York, New York 10019 on Tuesday, May 6, 2008 at 10:00 a.m., local time, for the following purposes:

(1) To elect one Series A Class I Director and five Series B Class I Directors to hold office for a term of two years or until their respective successors are elected and qualified;

(2) To re-approve the material performance goals under our 2003 Incentive Compensation Plan under which the Company awards various forms of incentive compensation to officers and other key employees of the Company and its subsidiaries;

(3) To ratify the appointment of Deloitte & Touche LLP as our independent external auditors for the fiscal year ending December 31, 2008; and

(4) To transact such other business as may properly come before the meeting or its adjournment.

The close of business on March 21, 2008 has been fixed by our Board of Directors as the record date for the Annual Meeting. Only holders of record of our Series A Common Stock and Series B Common Stock on that date will be entitled to notice of and to vote at the Annual Meeting or any adjournment thereof, notwithstanding transfer of any stock on our books after such record date.

We will make available a list of stockholders as of the close of business on March 21, 2008, for inspection during normal business hours from April 25, 2008, through May 6, 2008, at the office of our Secretary. The list will also be available at the meeting. A Proxy Statement, form of Proxy and copy of the Annual Report for the fiscal year ended December 31, 2007 accompany this notice.

It is important that your shares be represented at the Annual Meeting. Whether or not you expect to attend in person, please vote, sign and date the form of Proxy and return it in the enclosed envelope. Alternatively, you may choose to vote your shares by telephone or via the Internet. The toll-free telephone number, Internet address and instructions for voting are shown on page 2 of the Proxy Statement. If you choose to attend the Annual Meeting and you are the record owner of your shares, you may revoke your Proxy and vote in person if you so desire. If you are unable to attend the Annual Meeting in New York, please join us via Webcast on the Company's Web site at *www.hearstargyle.com*.

By Order of the Board of Directors,

David J. Barrett,
President and Chief Executive Officer

Dated: April 4, 2008
New York, New York

HEARST-ARGYLE *television inc*

300 West 57th Street
New York, New York 10019

PROXY STATEMENT

FOR THE ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON MAY 6, 2008

This Proxy Statement and accompanying Proxy are furnished to the stockholders of Hearst-Argyle Television, Inc., a Delaware corporation (the "Company" or "we"), in connection with the solicitation by our Board of Directors of Proxies to be voted at our Annual Meeting of Stockholders to be held at the Joseph Urban Theatre, Hearst Tower, 300 West 57th Street, third floor, New York, New York 10019 on Tuesday, May 6, 2008 at 10:00 a.m., local time, or at any adjournment thereof. This Proxy Statement is being mailed to stockholders on or about April 4, 2008. References herein to "we" or to the "Company" include our subsidiaries, unless the context otherwise requires.

ABOUT THE MEETING AND VOTING

What is the purpose of the Annual Meeting?

At the Annual Meeting, stockholders will be asked to act upon the matters listed in the Notice of Annual Meeting of Stockholders on the cover page of this Proxy Statement, as follows:

(1) To elect one Series A Class I Director and five Series B Class I Directors to hold office for a term of two years or until their respective successors are elected and qualified (the "Election of Directors Proposal");

(2) To re-approve the material performance goals under our 2003 Incentive Compensation Plan under which the Company awards various forms of incentive compensation to officers and other key employees of the Company and its subsidiaries (the "Incentive Compensation Plan Proposal");

(3) To ratify the appointment of Deloitte & Touche LLP as our independent external auditors for the fiscal year ending December 31, 2008 (the "Independent Auditors Ratification Proposal"); and

(4) To transact such other business as may properly come before the meeting or its adjournment.

OUR BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE **FOR** THE ELECTION OF DIRECTORS PROPOSAL, **FOR** THE INCENTIVE COMPENSATION PLAN PROPOSAL AND **FOR** THE INDEPENDENT AUDITORS RATIFICATION PROPOSAL.

Who is entitled to vote at the Annual Meeting?

Holders of record of our Series A Common Stock and Series B Common Stock (together with the Series A Common Stock, the "Common Stock") at the close of business on Friday, March 21, 2008, the Record Date for the Annual Meeting, will be entitled to notice of and to vote at the Annual Meeting and any adjournments and postponements of the Annual Meeting. On the Record Date, there were 93,903,564 shares of Common Stock (consisting of 52,604,916 shares of Series A Common Stock and 41,298,648 shares of Series B Common Stock) held by approximately 812 stockholders of record (including one stockholder of record who represents approximately 1,100 of our employees who have purchased shares of our stock pursuant to our Employee Stock Purchase Plan), outstanding and entitled to vote at the Annual Meeting.

What constitutes a quorum for purposes of the Annual Meeting?

Except with respect to the election of directors, the presence, in person or by Proxy, of the holders of a majority of the voting power of the outstanding shares of our Series A and Series B Common Stock is necessary to constitute a quorum at the meeting. With respect to the election of the Series A Director, the presence in person or by proxy, of the holders of a majority of the voting power of the outstanding shares of the Series A Common Stock is necessary to constitute a quorum. With respect to the election of the Series B Directors, the presence, in person or by proxy, of Hearst Broadcasting, Inc., a Delaware corporation ("Hearst Broadcasting"), as the sole holder of 100% of the outstanding shares of Series B Common Stock, is necessary to constitute a quorum. Hearst Broadcasting is a wholly-owned subsidiary of Hearst Holdings, Inc., a Delaware corporation ("Hearst Holdings"), which is a wholly-owned subsidiary of The Hearst Corporation, a Delaware corporation ("Hearst").

Abstentions and broker non-votes are included in the number of shares present at the meeting for purposes of determining a quorum. A broker "non-vote" occurs when a nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner.

How do I vote?

All shares of Common Stock represented by properly executed Proxies received prior to or at the Annual Meeting and not properly revoked will be voted in accordance with the instructions indicated in such Proxies. Unless you direct otherwise, the Proxy will be voted "**FOR**" the Election of Directors Proposal, "**FOR**" the Incentive Compensation Plan Proposal and "**FOR**" the Independent Auditors Ratification Proposal.

You may grant a Proxy by signing and returning to us a proxy card, by telephone or by using the Internet. Votes submitted via the Internet or by telephone must be cast by 1:00 a.m., Central time, on May 6, 2008. Votes submitted by mail should be received on or before May 5, 2008. Submitting your vote by mail, telephone or via the Internet will not affect your right to vote in person if you decide to attend the 2008 Annual Meeting.

How to Vote by Phone:

- Have your proxy card in hand when you call.
- You can use any touch tone telephone to vote your shares at any time 24 hours a day, seven days a week, until 1:00 a.m., Central time, on May 6, 2008.
- Dial 1-800-652-VOTE (8683).
- You will be provided simple voting instructions. Follow these to complete your vote.

How to Vote by the Internet:

- Have your Proxy card in hand when you vote.
- You can use the Internet to vote your shares at any time 24 hours a day, seven days a week, until 1:00 a.m., Central time, on May 6, 2008 at *www.investorvote.com*.
- You will be provided simple voting instructions. Follow these to complete your vote.

How to Vote by Mail:

- Mark, sign and date the Proxy card accompanying this Proxy Statement and return it in the enclosed postage-paid envelope.
- Votes submitted by mail should be received on or before May 5, 2008.

What are the voting rights of the holders of our stock?

The holders of Series A Common Stock will be entitled to one vote per share of Series A Common Stock. The holders of Series B Common Stock will be entitled to one vote per share of Series B Common Stock. The holders of Series A Common Stock and Series B Common Stock vote together as a single class on all matters, except with respect to (i) the election of directors; (ii) any amendments to our Amended and Restated Certificate of Incorporation that alter or change the powers, preferences or special rights of their respective series so as to affect them adversely; and (iii) such other matters as require class votes under the Delaware General Corporation Law or our Amended and Restated Certificate of Incorporation. Cumulative voting is not permitted in the election of directors.

Who will count the vote?

Representatives of Computershare, our transfer agent, will count the votes.

What vote is required to approve each item?

With respect to the Election of Directors Proposal, only holders of the Series A Common Stock will be entitled to vote on the nominee for Series A Director, and only Hearst Broadcasting, as the holder of 100% of the outstanding Series B Common Stock, will be entitled to vote on the nominees for Series B Directors. The affirmative vote of a plurality of votes cast by holders of Series A Common Stock represented and entitled to vote at the Annual Meeting is required for the election of the Series A Director. The affirmative vote of a plurality of the votes cast by the holder of Series B Common Stock represented and entitled to vote at the Annual Meeting is required for the election of the Series B Directors.

The Incentive Compensation Plan Proposal and the Independent Auditors Ratification Proposal require the affirmative vote of the holders of a majority of the outstanding shares of Series A Common Stock and Series B Common Stock represented in person or by Proxy at the Annual Meeting and voting together as a single class.

Hearst Broadcasting, which held 29,724,908 shares of our Series A Common Stock and 41,298,648 shares of our Series B Common Stock (representing approximately 75.6% of the outstanding voting power of the Common Stock) as of the Record Date, has notified us that it intends to vote in favor of the Incentive Compensation Plan Proposal and the Independent Auditors Ratification Proposal. Hearst Broadcasting has sufficient voting power to approve or defeat these proposals, and if Hearst Broadcasting votes as it has indicated, the Incentive Compensation Plan Proposal and the Independent Auditors Ratification Proposal will be approved.

With respect to the approval of the Incentive Compensation Plan Proposal and the Independent Auditors Ratification Proposal, abstentions will be counted for determining the total number of votes cast with respect to the proposals and thus will be counted as a vote "AGAINST" those proposals. Since a plurality of the votes cast is required for the election of directors, with respect to the Election of Directors Proposal, abstentions will not be counted. Broker non-votes will not be counted in determining the total number of votes cast with respect to any of the proposals and will be, therefore, counted neither as a vote "FOR" nor "AGAINST" the proposals.

Can I vote at the Annual Meeting in person and can I change my vote after I return my Proxy?

You may attend the Annual Meeting and vote in person. If you are the record owner of your shares, you may revoke a Proxy at any time prior to its use by delivering to our Secretary a signed notice of revocation or a later dated signed Proxy or by attending the Annual Meeting and voting in person. If you hold your shares in the name of a bank, broker or other holder of record, you must obtain a Proxy, executed in your favor, from the holder of record to be able to vote in person at the meeting. Your attendance at the Annual Meeting will not in itself constitute the revocation of a Proxy.

What are the Board's recommendations?

Unless contrary instructions are given on the Proxy, the persons named as Proxy holders on the Proxy will vote in accordance with the recommendations of our Board of Directors. Our Board's recommendations are noted above and are also set forth following the description of each item in this Proxy Statement. In summary, the Board recommends a vote:

- **FOR** the election of the Series A director nominee and the five Series B director nominees listed under "Election of Directors Proposal" in this Proxy Statement to serve as Class I directors for a two-year term; and
- **FOR** the re-approval of the material performance goals of the 2003 Incentive Compensation Plan set forth in this Proxy Statement under "Incentive Compensation Plan Proposal."
- **FOR** the Independent Auditors Ratification set forth in this Proxy Statement under "Independent Auditors Ratification Proposal."

We do not expect that any matter not referred to in this Proxy Statement will be presented for action at the Annual Meeting. If any other matters are properly brought before the Annual Meeting and any adjournments or postponements of the Annual Meeting, the persons named in the Proxies will have discretion to vote on such matters in accordance with their best judgment. The grant of a Proxy will also confer discretionary authority on the persons named in the Proxy as Proxy appointees to vote in accordance with their best judgment on matters incident to the conduct of the Annual Meeting, including postponement or adjournment for the purpose of soliciting additional votes.

Who will bear the cost of soliciting Proxies?

We will bear the Proxy solicitation costs. In addition to solicitation by mail, Proxies may be solicited in person by our directors, officers and employees without additional compensation, and by telephone, telegram, facsimile or similar method. Arrangements will be made with brokerage houses and other custodians, nominees and fiduciaries to send Proxy material to beneficial owners and, upon request, we will reimburse them for their reasonable expenses in so doing.

PROPOSAL 1—ELECTION OF DIRECTORS PROPOSAL

Board of Directors

Our Amended and Restated Certificate of Incorporation provides for classified directors and staggered director terms. The holders of Series A Common Stock elect two directors (the "Series A Directors") and Hearst Broadcasting, as the sole holder of the Series B Common Stock, elects the balance of the directors (the "Series B Directors").

The Board of Directors is divided into two classes, Class I and Class II, with one Series A Director in each class. The following table lists the name, age, class and series designation for each director continuing in service on, or nominated for election to, the Board:

Name	Age	Director Class Designation	Director Series Designation
David J. Barrett	59	II	B
Frank A. Bennack, Jr.	75	I	B
John G. Conomikes	75	I	B
Ken J. Elkins	70	II	B
Victor F. Ganzi	61	II	B
George R. Hearst, Jr.	80	I	B
William R. Hearst III	58	II	B
Bob Marbut	72	I	B
Gilbert C. Maurer	79	I	B
David Pulver	66	II	A
Caroline L. Williams	61	I	A

Each director serves for a term ending on the second annual meeting date following the annual meeting at which that director was elected. Each current Class II director will hold office until the 2009 annual meeting. Accordingly, at the 2008 Annual Meeting:

(i) the holders of the Series A Common Stock will elect one Series A Class I Director to hold office until the earlier of our annual meeting of stockholders in 2010 or until his or her successor is duly elected and qualified; and

(ii) Hearst Broadcasting, as the sole holder of our Series B Common Stock, will elect the remaining five Series B Class I Directors to hold office until the earlier of our annual meeting of stockholders in 2010 or until their respective successors are duly elected and qualified.

Set forth below are the nominees for the Series A Class I Director and the Series B Class I Directors. In the event that such nominees are unable to serve or for good cause will not serve, the Proxies will be voted at the meeting for such other persons as our Board of Directors may recommend.

Nominee for Series A Class I Director (*To be elected by the holders of the Series A Common Stock*):

Caroline L. Williams has served as one of our Directors since 1994. From May 2001 to June 2005, Ms. Williams served as Chief Financial and Investment Officer of The Nathan Cummings Foundation. Ms. Williams currently serves as President of Grey Seal Capital, an investment and consulting firm. Ms. Williams also serves on the Board of Directors of the Foundation for the Global Compact, a non-profit organization established in April 2006 to help raise funds to support the work of the UN Global Compact Office and Global Compact-related activities.

In connection with Hearst's contribution of its broadcast group to Argyle Television, Inc. (which was thereafter renamed "Hearst-Argyle Television, Inc.") on August 29, 1997 (the "Hearst Transaction"), Hearst agreed that, in any election of directors and for as long as it held any shares of Series B Common Stock, it would vote any shares of Series A Common Stock that it owned only in the same proportion as the shares of Series A Common Stock not held by Hearst are so voted. Hearst, through its indirect ownership of Hearst Broadcasting, owns 29,724,908 shares of Series A Common Stock as of the Record Date, which represents approximately 56.5% of the outstanding voting power of the Series A Common Stock.

Your directors recommend a vote FOR the election of the Series A Director nominee.

Nominees for Series B Class I Directors ***(To be elected by Hearst Broadcasting as the sole holder of the Series B Common Stock)*****:**

Frank A. Bennack, Jr. has served as one of our Directors since the consummation of the Hearst Transaction on August 29, 1997. In December 2002, Mr. Bennack was designated to serve as the presiding director of periodic executive sessions of the Board of Directors in which the Company's management directors and other members of management do not participate. Mr. Bennack served as President and Chief Executive Officer of Hearst from January 1979 through May 2002. Since June 1, 2002, Mr. Bennack has served as Vice Chairman of Hearst's Board of Directors and Chairman of Hearst's Executive Committee. Mr. Bennack currently is serving as a consultant to Hearst. He is also a Trustee of the Trust established under the Will of William Randolph Hearst and a Director of both the William Randolph Hearst Foundation and The Hearst Foundation. Mr. Bennack is also a Director of Polo Ralph Lauren Corporation and was a Director of Wyeth until February 28, 2006 and of J.P. Morgan Chase & Co. until July 1, 2004.

John G. Conomikes has served as one of our Directors since the consummation of the Hearst Transaction on August 29, 1997. From June 1999 to November 2002, Mr. Conomikes served as Senior Vice President of Hearst. Mr. Conomikes also served as our President and Co-Chief Executive Officer from August 1997 to June 1999. Prior to this time, he served as a Vice President of Hearst and the General Manager of Hearst's broadcast group since March 1983. From January 1981 to March 1983, Mr. Conomikes served as Hearst's General Manager of Television and from February 1970 to January 1981, served as Vice President and General Manager of WTAE in Pittsburgh, Pennsylvania. Mr. Conomikes joined Hearst in 1959 at WTAE where he served in various positions before assuming the Vice President and General Manager positions at the station. Mr. Conomikes currently is serving as a consultant to Hearst. Mr. Conomikes is also a member of Hearst's Board of Directors, a Trustee of the Trust established under the Will of William Randolph Hearst and a Director of both the William Randolph Hearst Foundation and The Hearst Foundation.

George R. Hearst, Jr. has served as one of our Directors since the consummation of the Hearst Transaction on August 29, 1997. Mr. Hearst has served as the Chairman of the Board of Directors of Hearst since March 1996. From April 1977 to March 1996, Mr. Hearst served as a Vice President of Hearst and headed its real estate activities. He is also a Trustee of the Trust established under the Will of William Randolph Hearst, a Director of the William Randolph Hearst Foundation and the President and a Director of The Hearst Foundation. Mr. Hearst is a cousin of William R. Hearst III.

Bob Marbut served as Co-Chief Executive Officer and Chairman of our Board of Directors from August 29, 1997 through December 31, 2002 and has served as one of our Directors since the consummation of the Hearst Transaction on August 29, 1997. Mr. Marbut currently serves as Executive Chairman of Electronics Line 3000 Ltd., a company that develops and markets electronic security systems, and as Executive Chairman of SecTecGLOBAL, Inc., the U.S.-based wholly owned subsidiary of Electronics Line 3000. Also, he serves as Chairman and Co-Chief Executive Officer of Argyle Security, Inc., a NASDAQ company that seeks to acquire companies in the electronic security sector. Previously, Mr. Marbut served as the Co-Founder, Chairman and Chief Executive Officer of Argyle Television, Inc. from August 1994 until August 29, 1997. In addition to Electronics Line 3000 and Argyle Security, Inc., Mr. Marbut is also a Director of the Tupperware Brands Corporation and Valero Energy Corporation.

Gilbert C. Maurer has served as one of our Directors since the consummation of the Hearst Transaction on August 29, 1997. Mr. Maurer served as Chief Operating Officer of Hearst from March

1990 until March 1998 and as Executive Vice President of Hearst from June 1985 until September 1998. Mr. Maurer currently is serving as a consultant to Hearst. Mr. Maurer is a member of Hearst's Board of Directors, a Trustee of the Trust established under the Will of William Randolph Hearst and a Director of both the William Randolph Hearst Foundation and The Hearst Foundation.

Your directors recommend a vote FOR the election of the Series B Director nominees.

PROPOSAL 2—INCENTIVE COMPENSATION PLAN PROPOSAL

Under Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), the Company may not, for federal income tax purposes, deduct from its income the compensation paid during a tax year to the chief executive officer and the other executive officers of the Company and its subsidiaries, excluding the chief financial officer (each such person a "covered employee"), to the extent such compensation exceeds $1,000,000. However, such deduction limit does not generally apply to performance-based compensation paid to a covered employee if the material terms of the performance goals under which such compensation is determined and paid are disclosed to and approved by the stockholders of the Company.

In 2003, the Company's stockholders approved the Company's 2003 Incentive Compensation Plan (the "Incentive Compensation Plan"). The Incentive Compensation Plan is structured with the intent that compensation attributable to bonuses that may be awarded under the plan will not be subject to the Section 162(m) limitation on deductibility.

In order to continue to qualify as "performance-based" compensation under Section 162(m) of the Code, the Company must obtain stockholder approval every five years of the material performance goals under the Incentive Compensation Plan, including the eligible class of employees, performance criteria and maximum amount payable pursuant to performance based awards. Because almost five years have passed since approval of the Incentive Compensation Plan, we are submitting this proposal to stockholders for re-approval of the material performance goals set forth in our Incentive Compensation Plan. If stockholders fail to approve the proposal, the Company will still be able to make awards under the Incentive Compensation Plan, but awards will be subject to the deduction limit under Section 162(m).

Material Performance Goals Under the Incentive Compensation Plan

Under the plan, the Compensation Committee (or a subcommittee thereof, as applicable) awards various forms of incentive compensation to executive officers (approximately 5 persons) and other select employees (up to approximately 35 persons) of the Company and its subsidiaries. The Compensation Committee has the authority to determine which employees will participate in the Incentive Compensation Plan and to establish the performance goals and bonuses for such participating employees.

Forms of incentive compensation may include compensation based upon the achievement of the following performance goals:

(1) a percentage of the consolidated pre-tax or after-tax earnings or earnings before interest, taxes, depreciation or amortization ("EBITDA") of the Company and its subsidiaries, or of the separate pre-tax or after-tax earnings or EBITDA of particular subsidiaries or divisions of the Company;

(2) changes (or the absence of changes) in the market price of the Company's common stock; or

(3) the extent to which the Company and its subsidiaries, particular subsidiaries, divisions or other business units, or particular employees achieve targeted revenues, earnings, costs, broadcast cash flow, operating cash flow, return on assets, return on equity, return on capital or return on investment.

Targets may be in absolute amounts or relative to the performance of other companies or of an index. Performance targets may relate to particular fiscal years or to periods which are longer or shorter than a single fiscal year. Notwithstanding the foregoing, bonuses can be granted on bases other than those set forth above in the case of any bonus for which an exception from the limitations of Section 162(m) of the Code is not being sought. No officer or employee may, however, be awarded a bonus under the Incentive Compensation Plan for any fiscal year in excess of $2,000,000.

Bonuses may be payable in single lump sums, or may be payable over a period of years, and may (but are not required to) be made forfeitable to the extent recipients do not continue to be employed by the Company or its subsidiaries throughout the period during which they are payable. Bonuses otherwise payable under the Incentive Compensation Plan are subject to reduction or elimination by the Compensation Committee (or a subcommittee thereof, as applicable). In the case of any employee who is expected by the Compensation Committee to be a "covered employee" within the meaning of Section 162(m) of the Code for the year for which an award is made, the award is made by a subcommittee of the Compensation Committee consisting solely of "outside directors" for purposes of Section 162(m) of the Code. A copy of the Incentive Compensation Plan is attached as *Appendix A*.

The amounts of the awards which were granted to the Company's named executive officers under the Incentive Compensation Plan are disclosed under the column "Non-Equity Incentive Plan Compensation" in the Summary Compensation Table on page 25.

Hearst Broadcasting, which held approximately 75.6% of the outstanding voting power of our Common Stock as of the Record Date, has notified us that it intends to vote in favor of the Incentive Compensation Plan Proposal. Hearst Broadcasting has sufficient voting power to approve the proposal, and if Hearst Broadcasting votes in favor of the proposal as it has indicated, the Incentive Compensation Plan Proposal will be approved.

Your directors recommend a vote FOR the Incentive Compensation Plan Proposal.

Equity Compensation Plans

The following table is included to summarize information concerning our equity compensation plans as of December 31, 2007:

EQUITY COMPENSATION PLAN INFORMATION

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights(1)	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance(2)
Equity compensation plans approved by security holders	7,889,543(1)	$23.42	5,651,772(2)
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	7,889,543(1)	$23.42	5,651,772(2)

(1) Includes shares of Series A Common Stock to be issued upon exercise of stock options granted under the Company's Amended and Restated 1997 Stock Option Plan, the Company's 2004 Long Term Incentive Compensation Plan and the Company's 2007 Long Term Incentive Compensation Plan. The Company also awarded 167,000 shares of restricted stock under the 2004 Long Term Incentive Compensation Plan and 199,616 shares of restricted stock under the 2007 Long Term Incentive Compensation Plan.

(2) Includes 1,532,022 shares of Series A Common Stock available for future stock option and restricted stock grants under the Company's 2007 Long Term Incentive Compensation Plan and 4,119,750 shares of Series A Common Stock reserved for future issuance under the Company's Employee Stock Purchase Plan.

PROPOSAL 3—INDEPENDENT AUDITORS RATIFICATION PROPOSAL

The Audit Committee of the Board of Directors has appointed Deloitte & Touche LLP ("D&T") to serve as our independent auditors for the year ending December 31, 2008. The Board of Directors is submitting the appointment of D&T as our independent auditors for stockholder ratification and recommends that stockholders ratify that appointment at the Annual Meeting. Representatives of D&T are expected to attend the Annual Meeting, to have an opportunity to make a statement, if they desire to do so, and to be available to respond to appropriate questions.

Hearst Broadcasting, which held approximately 75.6% of the outstanding voting power of our Common Stock as of the Record Date, has notified us that it intends to vote in favor of the Independent Auditors Ratification Proposal. Hearst Broadcasting has sufficient voting power to approve the proposal, and if Hearst Broadcasting votes in favor of the proposal as it has indicated, the Independent Auditors Ratification Proposal will be approved.

Your directors recommend a vote FOR the Independent Auditors Ratification Proposal.

BOARD OF DIRECTORS—GENERAL INFORMATION

Directors Continuing in Office

Series B Class II Directors (Term expires in 2009):

David J. Barrett has served as our Chief Executive Officer since January 1, 2001, as our President since June 1999 and as a Director since August 29, 1997. Mr. Barrett served as Co-Chief Executive Officer from June 1999 to December 31, 2000. Prior to his appointment as President and Co-Chief Executive Officer, he served as our Executive Vice President and Chief Operating Officer beginning on August 29, 1997. Prior to this time, he served as a Vice President of Hearst and Deputy General Manager of Hearst's broadcast group since January 1991. Mr. Barrett served as General Manager of the WBAL Division of Hearst in Baltimore, Maryland from November 1989 to January 1991. He joined Hearst in 1984 as General Manager of Hearst's radio properties and continued in that position until 1989. Mr. Barrett is also a member of Hearst's Board of Directors, a Trustee of the Trust established under the Will of William Randolph Hearst and a Director of both the William Randolph Hearst Foundation and The Hearst Foundation.

Ken J. Elkins has served as one of our Directors since the consummation of the merger of Pulitzer Publishing Company ("Pulitzer") with and into the Company (the "Pulitzer Merger") on March 18, 1999. From March 1999 to June 2005, Mr. Elkins served as a Director of Pulitzer Inc., the successor company to Pulitzer's newspaper operations. Prior to the Pulitzer Merger, Mr. Elkins served as Senior Vice President—Broadcasting Operations and Director of Pulitzer and President and Chief Executive Officer of Pulitzer Broadcasting Company. In addition, he served as Vice President—Broadcast Operations from April 1984 through March 1986 and prior to that time served as a general manager of certain of Pulitzer's television stations. Mr. Elkins was initially nominated by our Board of Directors and appointed to serve as a Director in 1999 in accordance with a Board Representation Agreement, dated May 25, 1998 (the "Board Representation Agreement"), by and among the Company, Hearst Broadcasting and Emily Rauh Pulitzer, Michael E. Pulitzer and David E. Moore (collectively, the "Pulitzer Parties"), pursuant to which we agreed to cause the nomination for election to our Board of Directors of two individuals designated by the Pulitzer Parties. The Board Representation Agreement is no longer in effect.

Victor F. Ganzi has served as Chairman of our Board of Directors since January 1, 2003 and as one of our Directors since the consummation of the Hearst Transaction on August 29, 1997. Since June 1, 2002, Mr. Ganzi has served as President and Chief Executive Officer of Hearst. Mr. Ganzi served as Executive Vice President of Hearst from March 1997 through May 2002 and as Chief Operating Officer of Hearst from March 1998 through May 2002. He is also a member of Hearst's

Board of Directors, a Trustee of the Trust established under the Will of William Randolph Hearst and a Director of both the William Randolph Hearst Foundation and The Hearst Foundation. Mr. Ganzi is also a Director of Gentiva Health Services, Inc. and of Wyeth.

William R. Hearst III has served as one of our Directors since the consummation of the Hearst Transaction on August 29, 1997. Mr. Hearst is a partner in the Menlo Park, California venture capital firm of Kleiner, Perkins, Caufield and Byers, which he joined in January 1995. From October 1984 to December 1994, Mr. Hearst served as Publisher of the San Francisco Examiner newspaper, then owned by Hearst. Mr. Hearst is a member of Hearst's Board of Directors, a Trustee of the Trust established under the Will of William Randolph Hearst, President and Director of the William Randolph Hearst Foundation and Vice President and a Director of The Hearst Foundation. Mr. Hearst has also served as a Director of Juniper Networks Inc. since May of 1996. Mr. Hearst is a cousin of George R. Hearst, Jr.

Series A Class II Director (Term expires in 2009):

David Pulver has served as one of our Directors since December 1994. Since 1982, Mr. Pulver has been President of Cornerstone Capital Inc., a private investment company that is involved in a wide range of investments, including public securities, private equity, venture capital and real estate. Since 1999, Mr. Pulver has been a member of the Advisory Board of FLAG Capital Management, a venture capital/private equity/real assets fund of funds. Since 2002, Mr. Pulver has served as Chairman of Colby College's Investment Committee and as a Director and Chairman of the Audit Committee of Carter's Inc., an NYSE listed company. Mr. Pulver served as Co-CEO and Chairman of The Children's Place from 1968 to 1984.

Information Regarding the Board of Directors and its Committees

Our Board of Directors held a total of six meetings in 2007. Each director attended (either in person or by telephone) at least 75% of the total number of meetings held by the Board of Directors. Each director attended (either in person or by telephone) at least 75% of the total number of meetings held by all Board committees on which he or she served. Members of our Board are also invited and encouraged to attend our annual meeting of stockholders. Eleven of our then 12 Board members attended last year's annual meeting.

Our Board of Directors has a standing Audit Committee, Compensation Committee and an Executive Committee. In addition, in August 2007 the Board of Directors appointed a Special Committee for the purpose of considering a tender offer launched by Hearst. Because Hearst Broadcasting controls a majority of our voting stock, we qualify as a "controlled company" under New York Stock Exchange ("NYSE") listing standards. As a controlled company, we are not subject to certain NYSE listing standards which regulate the composition of listed company boards and compensation committees. As a controlled company, we also are exempt from the NYSE listing requirement to have, and we do not have, a standing nominating committee.

Audit Committee. The Audit Committee consists of Ken J. Elkins, David Pulver and Caroline L. Williams. The Audit Committee assists our Board of Directors in its oversight of our financial reporting practices and the quality and integrity of our financial statements. The Audit Committee also retains the independent auditors (subject to stockholder ratification) to audit our financial statements and consults with our independent auditors and with personnel from the internal financial staff with respect to corporate accounting, reporting and internal control practices. The Board of Directors has determined that each member of the Audit Committee is financially literate in accordance with NYSE listed company standards. In addition, the Board of Directors has determined that each member of the Audit Committee is independent in accordance with NYSE listed company standards, including the enumerated criteria in NYSE Rule 303A.02(b), and has affirmatively determined that no member of the Audit Committee has a "material relationship" with the Company as defined in NYSE Rule 303A.02(a). In making this determination, the Board noted that Caroline Williams and David Pulver have not had any relationship with the Company other than as a director, and that, while Ken Elkins was an officer of Pulitzer prior to joining the Company's Board, that relationship was not deemed material because the Company acquired Pulitzer over nine years ago and Mr. Elkins ceased to be an employee of Pulitzer at that time. Our Board has further determined that David Pulver, Chair of the Audit Committee, qualifies as an "audit committee financial expert" as defined in SEC Regulation S-K (see "Election of Directors Proposal" above for a description of David Pulver's relevant experience). The Audit Committee met nine times during 2007. Our Audit Committee Charter is attached to this Proxy Statement as *Appendix B*, and is available on our Website at *www.hearstargyle.com*. You may also request a copy of our Audit Committee Charter by writing to us at Investor Relations, Hearst-Argyle Television, Inc., 300 West 57th Street, New York, New York 10019.

Compensation Committee. The Compensation Committee consists of Frank A. Bennack, Jr., Victor F. Ganzi, David Pulver and Caroline L. Williams. Michael Pulitzer, Sr., our former director, served on the Compensation Committee until his retirement from the Board on May 3, 2007. Ms. Williams serves as Chair of the Compensation Committee. The Compensation Committee reviews and approves salary and bonus levels for executive officers and total compensation for our senior executive officers. The Compensation Committee also has the power to recommend to the Board (and in limited circumstances to make) stock option and restricted stock awards to participants in our incentive compensation plans. The Compensation Committee met three times during 2007. Our Compensation Committee Charter is available on our Website at *www.hearstargyle.com.* You may also request a copy of our Compensation Committee Charter by writing to us at Investor Relations, Hearst-Argyle Television, Inc., 300 West 57th Street, New York, New York 10019.

Executive Committee. The Executive Committee consists of David J. Barrett, Frank A. Bennack, Jr., John G. Conomikes, Victor F. Ganzi, George R. Hearst, Jr., Bob Marbut and David Pulver. Mr. Conomikes serves as Chair of the Executive Committee. During the intervals between meetings of the Board of Directors, the Executive Committee may exercise all of the powers of our Board of Directors in the direction and management of the business and affairs of the Company. The Executive Committee did not meet during 2007.

Special Committee. On August 27, 2007, our Board of Directors appointed a Special Committee of directors to consider a tender offer, which was announced by Hearst on August 24, 2007 and launched on September 14, 2007, to acquire the outstanding shares of the Company's Series A Common Stock that Hearst did not already own. On October 12, 2007, the tender offer expired without Hearst purchasing the shares tendered in the offer, and the Special Committee was disbanded upon expiration of the offer. The Special Committee consisted of David Pulver and Caroline L. Williams. The Special Committee met 10 times during 2007.

Non-Management and Independent Directors Meetings. Our non-management directors, who consist of all of the members of our Board of Directors except for David J. Barrett, met in executive session four times during 2007. In addition, those directors whom our Board of Directors has determined are independent, David Pulver, Caroline L. Williams and Ken Elkins, met in executive session once in 2007. Frank A. Bennack, Jr. serves as the presiding director over executive sessions of the non-management members of our Board of Directors. The presiding director also addresses matters related to our corporate governance. Any shareholder, employee or other interested person wishing to express concerns to the non-management directors on our Board about (a) our operations, (b) our financial reporting or (c) any other matter related to us, may submit information that describes his or her concerns by mail to Presiding Director, Hearst-Argyle Television, Inc., 300 West 57th Street, New York, New York 10019, or by phoning us at our ReportLine discussed on the following page.

Director Qualification Standards and Nomination Process. Because we are a controlled company as defined by NYSE listing standards, we are not required to have, and do not have, a standing nominating committee. Our Amended and Restated Certificate of Incorporation provides for classified directors—the holders of Series A Common Stock elect the two Series A Directors and Hearst Broadcasting, as the sole holder of the Series B Common Stock, elects the balance of the directors, who are designated as the Series B Directors. The Board selects nominees to be considered for election in accordance with our Corporate Governance Guidelines, which are available on our Website at *www.hearstargyle.com.*

While we have relied primarily on recommendations from management and members of our Board to identify director nominee candidates, our Board will also consider any candidate who is timely recommended by a stockholder as a nominee to serve as a Series A Director. Stockholders wishing to suggest a candidate for director nomination for the 2009 Annual Meeting should mail their suggestions to Secretary, Hearst-Argyle Television, Inc., 300 West 57th Street, New York, New York 10019. Suggestions must be received by the Secretary no later than December 3, 2008. Our Board will evaluate director nominee candidates suggested by stockholders in the same manner in which they evaluate candidates recommended by other sources.

Code of Business Conduct and Ethics

We have a Code of Business Conduct and Ethics that applies to all our employees, including our Chief Executive Officer, our Chief Financial Officer and our Controller. The Code of Business Conduct and Ethics is available on our Website at *www.hearstargyle.com.* You may also request a copy of our Code of Business Conduct and Ethics by writing to us at Investor Relations, Hearst-Argyle Television, Inc., 300 West 57th Street, New York, New York 10019.

Corporate Governance Guidelines

We have adopted Corporate Governance Guidelines that set the framework within which the Board and management fulfill their respective responsibilities. The Corporate Governance Guidelines are available on our Website at *www.hearstargyle.com.* You may also request a copy of our Corporate Governance Guidelines by writing to us at Investor Relations, Hearst-Argyle Television, Inc., 300 West 57th Street, New York, New York 10019.

ReportLine

We have a telephone hotline for employees and others to submit their concerns regarding a possible violation of our Code of Business Conduct and Ethics, questionable accounting or auditing matters, or other concerns. To submit a concern, you may call our ReportLine at 1-800-450-4209. You may choose to direct your concerns to the Board, to the non-management members of the Board, or to the Audit Committee. Any concerns regarding accounting or auditing matters will be automatically directed to our Audit Committee. All communications that we receive from our ReportLine will be kept confidential, and anonymous calls will be accepted. Information about our ReportLine is also available on our Website at *www.hearstargyle.com.*

Independent Auditors Fees

Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu, and their respective affiliates, (collectively, the "Deloitte Entities") audited our annual consolidated financial statements for the year ended December 31, 2007 and reviewed our interim financial statements included in our Quarterly Reports on Form 10-Q for the year ended December 31, 2007. Representatives of the Deloitte Entities are expected to be present at the Annual Meeting of Stockholders to answer questions. We will give them the opportunity to make a statement if they wish to do so.

Audit and Other Fees

The fees billed by the Deloitte Entities for various types of professional services and related expenses during the years ended December 31, 2007 and December 31, 2006 were approximately as follows:

Type of Service	Fees for the year ended December 31, 2007	Fees for the year ended December 31, 2006
Audit	$1,873,870	$1,876,150
Audit-Related	$ 144,500	$ 110,100
Tax	—	—
All Other	—	—

Audit fees in 2007 and 2006 consisted of fees for the audits of the annual consolidated financial statements, reviews of the statements included in our quarterly reports on Form 10-Q and professional services rendered for the audit of the effectiveness of internal control over financial reporting.

Fees for audit-related services in 2007 and 2006 consisted of the audits of our employee benefit plans and the stand-alone audit of Hearst-Argyle Capital Trust, our wholly-owned unconsolidated subsidiary (the "Trust").

In 2007 and 2006, there were no fees paid to the Deloitte Entities for tax or other services.

Audit Committee's Pre-Approval Policies and Procedures

The Audit Committee Charter requires that the Audit Committee pre-approve all auditing services and permitted non-audit services provided to us or our subsidiaries by our independent auditors.

The Audit Committee has determined that the provision of audit services for the employee benefit plans and the stand-alone audit of the Trust during the year ended December 31, 2007 were compatible with the maintenance of the independence of the Deloitte Entities. For the year ended December 31, 2007, the Audit Committee pre-approved all services rendered by the Deloitte Entities.

The Audit Committee will select the firm that audits our financial statements (subject to stockholder ratification) and will determine the compensation for that firm.

Compensation Committee Interlocks and Insider Participation

During the fiscal year ended December 31, 2007, the Compensation Committee consisted of Frank A. Bennack, Jr., Victor F. Ganzi, David Pulver and Caroline L. Williams. Michael Pulitzer, Sr., our former director, served on the Compensation Committee until his retirement from the Board on May 3, 2007. Mr. Bennack serves as Vice Chairman of Hearst's Board of Directors. Mr. Ganzi is President and Chief Executive Officer of Hearst. We also have entered into transactions with Hearst and its affiliates from time to time. See "Certain Relationships and Related Transactions." Mr. Barrett, our President and Chief Executive Officer, is a Director of Hearst, but is not a member of Hearst's compensation committee. Prior to consummation of the Pulitzer Merger in 1999, Mr. Pulitzer served as Chairman of the Board, President and Chief Executive Officer of Pulitzer.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The Compensation Committee

The Compensation Committee, which is composed of directors who are not Hearst-Argyle employees, reviews and approves compensation packages for all of Hearst-Argyle's executive officers, as well as other corporate officers and general managers of the television stations that Hearst-Argyle owns or manages. As such, the Compensation Committee oversees the design, development and implementation of the compensation program for the CEO and the other executive officers named in this Proxy Statement (the "NEOs"). For the fiscal year ended December 31, 2007, the Company's NEOs were David J. Barrett, Harry T. Hawks, Steven A. Hobbs and Terry Mackin.

Additionally, the Compensation Committee makes recommendations to the Board of Directors with respect to the establishment, modification and administration of incentive and benefit programs, including the equity compensation plans and pension plans described below.

Our Compensation Philosophy and Objectives

Generally. Our objective is to compensate Hearst-Argyle's NEOs in the manner best designed to create long-term value for its stockholders. Our philosophy is that there is a positive correlation between long, productive careers, long-term operating and financial performance and long-term stockholder value. To that end, the primary objectives of our executive compensation program are to (1) attract talented NEOs to manage and lead the Company, (2) reward them for near-term operating and financial performance and (3) incentivize them to strive to achieve excellent operating and financial results for the Company and its stockholders over the longer term. To achieve these objectives, we maintain a compensation structure consisting of an appropriate mix of elements designed to allow us to appropriately reward near-term performance while simultaneously encouraging both retention and longer term operating success. These elements consist of salary, annual cash bonus, equity incentive compensation, and retirement and other benefits. Many of these elements simultaneously meet both our near-term and long-term compensation goals.

Within this framework we consider each of the elements of our compensation package for each NEO, combining them in the manner we believe will best meet our stated objectives on a cost-effective basis and incentivize that NEO's performance. When deciding on the mix and amount of compensation for each NEO, we consider many factors, including current compensation levels and future compensation and/or career opportunities, the Company's recent, current and projected operating and financial performance, as well as the tax and accounting consequences to the Company of different compensation elements. As described below, significant portions of the various components of our NEO compensation arrangements are intended to be tied to the Company's operating and financial performance and stock price, which in turn aligns their interests with the long-term interests of our stockholders.

Rewarding Results. Key elements of compensation that we use to reward NEOs' performance include:

- a competitive base salary that reflects the depth of the NEO's expertise and management experience, as well as continued performance and service to the Company;
- a cash bonus that is based on an assessment of the NEO's performance against the achievement of certain targets based on the Company's cash flow from operating activities or adjusted earnings before interest, taxes, depreciation and amortization, or "Adjusted EBITDA", and on pre-determined quantitative and qualitative measures; and

- equity incentive compensation in the form of stock options and restricted stock, the value of which is contingent upon the performance of our Series A Common Stock, and the receipt of which is subject to vesting schedules that require continued service with the Company.

Base salary and potential bonus levels are established to be commensurate with the NEO's scope of responsibilities, demonstrated leadership abilities, and management experience and effectiveness, and to reward annual achievements, while the Company's equity compensation program is designed to motivate and challenge the NEO to achieve superior operating and financial results over the longer term.

Aligning NEO and Stockholder Interests. Within the above-described structure we also seek to align the interests of the NEOs with those of our stockholders by evaluating executive performance on the basis of key financial measurements which we believe closely correlate to long-term stockholder value, including revenue and cash flow from continuing operations. Also, awards of stock options and restricted stock with vesting schedules of several years are key elements of compensation designed to align the interests of the NEOs with stockholders because they link a significant portion of compensation to stockholder value: the value of our NEOs' total compensation packages are determined by the performance of our Series A Common Stock because the value of these equity awards is contingent upon the appreciation in value of that stock over a period of several years.

Continued Service and Education. We also seek to encourage the Company's NEOs to remain with the Company by conditioning portions of their compensation on continued service and investing in their continuing professional development. Key elements of compensation that require continued service to receive any, or maximum, payout include:

- the extended vesting terms on elements of equity incentive compensation, i.e., stock options and restricted stock; and
- our Supplemental Retirement Plan, which does not entitle executives to any benefit unless they remain employed with the Company for at least five years, and the amount of which benefit is determined by the number of years that the NEO is employed by the Company.

The Company has made a significant investment in education and development programs for our NEOs, including the Hearst Management Institute. These programs focus on general leadership issues, as well as specific issues affecting the television industry, and are designed to ensure that the Company's NEOs remain among the most informed and respected in their field.

How We Implement our Compensation Objectives

Generally. We determine compensation after carefully evaluating each NEO's performance during the year against the goals that we established for him for that year, his demonstrated leadership in discharging his management responsibilities, the extent to which he contributed to the Company's operating and financial performance in the most recent year and over the length of his career, his current and prior compensation arrangements, and his long-term potential to enhance stockholder value. Specific factors that we consider when making bonus and equity compensation decisions for the NEOs include:

- key measurements of the Company's operating and financial performance, including revenues, share of revenues and audience ratings (in the case of certain NEOs who supervise television stations), and cash flow from continuing operations;
- the NEO's contributions to strategic objectives, as well as project-specific initiatives;
- the NEO's achievement of specific operational goals;

- the NEO's efforts in launching new content or services, his leadership in the industry and his ability to enable the Company to attract and retain audiences and advertisers, in each case where applicable;
- the NEO's commitment to fostering the Company's values and culture with employees; and
- the NEO's emphasis on our ethics policies, as well as commitment to best practices for corporate compliance, community leadership and diversity.

When determining bonus and equity awards, we also consider the Company's operating and financial performance in the context of the Company's financial performance in prior periods and in light of events and trends in our industry. In addition, the Committee utilizes a multi-year compensation matrix which includes a tally sheet that itemizes and totals all material elements of each NEO's compensation from the most recently completed fiscal year and prior years.

We consider competitive market compensation paid by our peers and other media companies in determining NEO salaries, bonuses and equity compensation awards, but we do not attempt to maintain a certain target percentile within a peer group or otherwise place undue reliance on that information. In addition, we use formulas to assist us in setting financial goals and consider the achievement of those goals in determining compensation levels, in particular our cash bonus awards. However, we do not adhere rigidly to formulas when doing so would force us to overreact to near-term changes in business performance or otherwise set inappropriate compensation levels. We maintain flexibility in our compensation program in order to take into consideration the evolving business environment and the cyclical nature of the television business, in which odd- and even-year financial results may differ considerably due to the presence or absence of political (and, to a lesser extent, Olympic) advertising revenues.

We strive to achieve an appropriate mix between cash and equity incentive awards in order to meet our objectives. The mix of compensation elements, and relative proportion of each, that we select for each NEO is designed to simultaneously reward recent results and motivate long-term performance.

The Role of the Compensation Committee and CEO. The Compensation Committee evaluates the performance of the CEO in terms of the Company's operating and financial performance and determines CEO compensation in the context of the goals and objectives of the compensation program. The CEO and the Compensation Committee together assess the performance of the other NEOs and determine their compensation, based on initial recommendations from the CEO and analysis of the tally sheets and other factors described above. The other NEOs do not play a role in their own compensation determination, other than discussing their individual performance objectives, and the subsequent achievement of those objectives, with the CEO.

The Role of Compensation Consultants. Neither the Company nor the Compensation Committee has any contractual arrangement with any compensation consultant who determines or recommends the amount or form of compensation for any individual NEO or director. However, as discussed above, we do periodically consider competitive market compensation paid by our peers and other media companies in determining NEO compensation, and the Company and the Compensation Committee periodically have consulted Towers Perrin on this peer information, as well as the structure of the NEO compensation program generally. In 2007, Towers Perrin provided consultation services to the Committee pursuant to a formal Scope of Work. Towers Perrin provided, and the Compensation Committee considered, compensation market data drawn from a total sample of over 100 companies in the Towers Perrin CDB Media Database, which includes corporate, group and operating company positions at TV station groups and other broadcasting, publishing and online media properties.

When consulted, Towers Perrin also provides the Compensation Committee with industry data and information concerning compensation trends along with their general views on specific compensation elements and/or programs. In addition, the Company participates annually in Towers Perrin's industry wide long-term incentive survey which provides data concerning external market practices and from which data is provided to the Company on an aggregated basis by Towers Perrin. Except for the foregoing, the Company does not receive any other services from Towers Perrin and the Company's NEOs did not participate in the selection of Towers Perrin. The Company has not used the services of any other compensation consultant in matters affecting NEO or director compensation. However, either the Company or the Compensation Committee may do so in the future.

NEO Employment Agreements. The Company maintains employment agreements with the CEO and certain of the NEOs. The CEO's employment agreement is negotiated between the CEO and the Compensation Committee while the other NEOs' employment agreements are negotiated between the individual NEO and the CEO, in consultation with the Compensation Committee as to specific compensation elements and terms. Each employment agreement sets forth the base salary, as well as the maximum bonus opportunity (expressed as a percentage of base salary), payable to the NEO for each year of the employment agreement's term. The material terms of these agreements are summarized briefly below.

David J. Barrett—President and Chief Executive Officer. As of January 1, 2006, the Company entered into an employment agreement with Mr. Barrett for a term commencing on January 1, 2006 and ending on December 31, 2008. For calendar years 2007 and 2008, Mr. Barrett's annual base salary is $1,125,000 and his maximum bonus opportunity is 110% of his annual base salary. In determining Mr. Barrett's salary amounts for the contract period, the Compensation Committee considered the factors and compensation objectives discussed above, as well as the tax consequences to the Company of the $1,000,000 limit on deductibility of non-performance based compensation under Section 162(m) of the Internal Revenue Code of 1986, as amended. The Committee determined that, in light of all the factors considered, the salary levels were appropriate. Mr. Barrett's employment agreement also contains a provision under which he would receive certain payments upon certain circumstances involving a change in control of the Company, which is described further below.

Harry T. Hawks—Executive Vice President and Chief Financial Officer. As of January 1, 2006, the Company entered into an employment agreement with Mr. Hawks for a term commencing on January 1, 2006 and ending on December 31, 2007. For calendar year 2007, Mr. Hawks' annual base salary was $575,000 and his maximum bonus opportunity was 75% of his annual base salary. For calendar year 2008, the Compensation Committee set a salary of $600,000 for Mr. Hawks and a maximum bonus opportunity of 75% of his annual base salary.

Steven A. Hobbs—Executive Vice President and Chief Legal and Development Officer. As of January 1, 2006, the Company entered into an employment agreement with Mr. Hobbs for a term commencing on January 1, 2006 and ending on December 31, 2007. For calendar year 2007, Mr. Hobbs' annual base salary was $575,000 and his maximum bonus opportunity was 75% of his annual base salary. For calendar year 2008, the Compensation Committee set a salary of $600,000 for Mr. Hobbs and a maximum bonus opportunity of 75% of his annual base salary. Mr. Hobbs resigned from his position with the Company as of March 31, 2008, in order to take a position with our controlling stockholder, Hearst. We currently anticipate that Mr. Hobbs will provide corporate development services to us from time to time as mutually agreed with Hearst.

Terry Mackin—Executive Vice President. As of January 1, 2006, the Company entered into an employment agreement with Mr. Mackin for a term commencing on January 1, 2006 and ending on December 31, 2007. For calendar year 2007, Mr. Mackin's annual base salary was $730,000 and his maximum bonus opportunity was 75% of his annual base salary. For calendar year 2008, Mr. Mackin's annual base salary was $730,000 and his maximum bonus opportunity was 75% of his annual base salary. Mr. Mackin resigned from his position with the Company as of February 29, 2008.

The employment agreements may be terminated by the Company upon the death of the executive officer or for "cause" and, with respect to Mr. Barrett, by either the Company or Mr. Barrett within 60 days following a "change in control" (as defined below).

Potential Payments Upon Change in Control. None of the NEO's current employment agreements except for that of the CEO contain provisions that would entitle the NEO to payments upon a change in control. If Mr. Barrett's employment agreement is terminated in connection with a change in control (which under the agreement will only be deemed to occur if the Company ceases to be controlled by, or under common control with, Hearst or its affiliates), he will be entitled under certain circumstances to receive his base salary for the duration of the term of his employment agreement as if no termination had occurred, as well as any accrued but unpaid bonus and any future unpaid bonus, payable at 50% of his maximum potential bonus award. For example, assuming a change in control occurred on December 31, 2007 and Mr. Barrett was terminated on that date, he would be entitled under certain circumstances to receive (1) his base salary of $1,125,000 for 2008 and (2) 50% of his maximum potential 2008 bonus award, or $618,750, for a total of $1,743,750. The Committee's objective in providing the CEO with the change in control provision was to enable the CEO to consider and review possible change in control transactions in an independent and objective manner, without the influence of self-interest, by providing a reasonable, but not excessive, payment in the event that the CEO's employment is terminated as a result of a change in control transaction.

In addition, the Company's equity compensation plans provide for the full and immediate vesting of all outstanding unvested awards of options and restricted stock for all employees, including the NEOs, upon a change in control of the Company. A change in control is defined in the plans to include, among other things, Hearst ceasing to control the Company or a going private transaction. The following table sets forth the amounts that each NEO would have received assuming a change in control occurred on December 31, 2007, when the closing price of the Company's Series A Common Stock on the New York Stock Exchange was $22.11 per share:

NEO	Options	Restricted Stock	Total
David J. Barrett	$1,498,223	$711,058	$2,209,281
Harry T. Hawks	$ 415,525	$296,274	$ 711,799
Steven A. Hobbs	$ 54,250	$296,274	$ 350,524
Terry Mackin	$ 521,950	$296,274	$ 818,224

Equity Award Practices. Typically, the Compensation Committee considers equity awards for NEOs and other key employees at its regularly scheduled December meeting, and recommends those awards to the full Board for approval at its regularly scheduled December meeting. The exercise price of each stock option awarded to our NEOs is determined in accordance with the long-term incentive compensation plan under which it was awarded. The exercise price of options granted under the Amended and Restated 1997 Stock Option Plan and the Amended and Restated 2007 Long Term Incentive Compensation Plan is the closing price of the Company's Series A Common Stock on the date of award, while the exercise price of options granted under the 2004 Long Term Incentive Compensation Plan is the closing price of the Company's Series A Common Stock on the trading day preceding the award. The award date for stock options awarded to NEOs under the plans is the date on which the Board (or in limited circumstances, such as a new hire, the Compensation Committee) approves them.

The Company is also permitted under the Amended and Restated 2007 Long Term Incentive Compensation Plan to award restricted stock to NEOs and certain other key employees. These awards are also considered, recommended and approved at these December meetings, and their award date is also the date that such awards are approved by the Board (or the Compensation Committee, if applicable).

Board and committee meetings are generally scheduled well in advance and scheduling decisions are made without regard to anticipated earnings or other major announcements by the Company. The Company's 2004 Long Term Incentive Compensation Plan and Amended and Restated 2007 Long Term Incentive Compensation Plan do not permit the repricing of stock options, and the Company has not awarded any equity compensation retroactively.

$1 Million Limit on Deductibility of Executive Compensation. Section 162(m) of the Code generally limits the amount that a public company may deduct for compensation paid to executive officers other than the CFO named in the Summary Compensation Table in the proxy statement to $1 million, unless certain requirements are met. Specifically, this limitation does not apply to compensation that meets the requirements under Section 162(m) for "qualifying performance-based" compensation (i.e., compensation paid only if the individual's performance meets pre-established objective goals based on performance criteria approved by stockholders).

Generally, the Company awards cash bonuses to NEOs pursuant to its Incentive Compensation Plan and equity compensation awards pursuant to its Amended and Restated 2007 Long Term Incentive Compensation Plan. The Company's Incentive Compensation Plan is structured with the intent that compensation attributable to bonuses that may be awarded under the plan will not be subject to the Section 162(m) limitation on deductibility. The Amended and Restated 2007 Long Term Incentive Compensation Plan is also structured with the intent that compensation attributable to equity compensation awarded under the plan is not subject to the Section 162(m) limitation on deductibility. For 2007, the payments of annual bonuses (with the exception of the CEO, as discussed above) and the awards of stock options (but not awards of restricted stock) were designed with the intent to satisfy the above requirements for deductible compensation. In the case of any NEO who is expected by the Compensation Committee to be a "covered employee" within the meaning of Section 162(m) of the Code for the year for which an award is made, the awards are approved by a subcommittee of the Compensation Committee consisting solely of "outside directors" for purposes of Section 162(m) of the Code.

As required under the tax rules, the Company must obtain stockholder approval every five years of the material terms of the performance goals for qualifying performance-based compensation, including annual bonuses awarded under the Incentive Compensation Plan and certain equity awards under our long term incentive compensation plan. As further described on page 7, we are seeking stockholder re-approval of the material performance goals under our Incentive Compensation Plan at the 2008 Annual Meeting.

Stock Ownership. The NEOs' stock ownership is shown in the Principal Stockholders table on page 38. The Company has not implemented a stock ownership policy or requirement for its NEOs or directors.

Components of NEO Compensation

The primary components of our NEO compensation packages are (1) salary, (2) a bonus opportunity and (3) equity compensation. In addition, our NEO compensation includes retirement and other benefits.

Salary. Each NEO's salary is established either (1) in that executive's employment agreement with the Company, as described in the section "Employment Agreements" above or (2) by the Compensation Committee. The Compensation Committee determined the salary set forth in Mr. Barrett's employment agreement, and the Compensation Committee in consultation with Mr. Barrett determined the salaries set forth in the employment agreements of the other NEOs.

In establishing base salary levels, the Compensation Committee reviews the salary levels for similar positions in broadcasting and media companies, and other companies comparable to the Company in terms of revenues and cash flow. The Compensation Committee does not establish a specific formula targeting compensation at any particular level, but rather determines salary levels by subjectively evaluating the position and the individual's performance and accomplishments. The Compensation Committee considers the scope of the NEO's responsibilities, his performance, and the period over which he has performed those responsibilities. Decisions regarding salary increases take into account the NEO's current salary and the amounts paid to his peers within and outside the Company. Additionally, the Compensation Committee takes into account other components of compensation, such as bonus and previous stock option awards, in setting the salary levels. We believe that we have appropriately set the salary levels for the NEOs to achieve our stated compensation objectives. The salaries paid to the NEOs in 2007 are shown in the Summary Compensation Table on page 25.

Bonus Opportunity. The Compensation Committee (in consultation with the CEO, except with respect to his own bonus opportunity) determines each executive's annual cash-based bonus opportunity, which is set forth in their employment agreements and described above. Generally, each NEO's employment agreement specifies a maximum percentage of the individual's base salary, typically ranging from 75% to 110% (depending on the position), that may be payable as a cash bonus award.

Each February, the CEO reviews with the Compensation Committee the Company's full-year financial results against the financial, strategic and operational goals established for the year, and the Company's financial performance in prior periods. Based on that review, the Compensation Committee determines the cash bonus amounts and authorizes their payment to the NEOs.

The bonus amount that each NEO receives depends upon the Company's achievement of certain financial performance measures, typically based on Adjusted EBITDA or cash flow from continuing operations of the Company (and/or individual television stations in the case of NEOs who have supervisory responsibility for individual television stations), as well as (for each NEO other than the CEO) individual performance goals. The Company typically provides a reconciliation of the non-GAAP metric Adjusted EBITDA to Net Income in its quarterly earnings releases, which are filed with the SEC and posted to the Company's website.

The Company sets and the Committee approves threshold, target and maximum benchmarks of financial performance for the Company, the achievement of which determines the percentage of potential cash bonus to be awarded to each NEO. The Company seeks to set challenging but achievable benchmarks in light of the Company's anticipated operating and financial performance (as well as other relevant factors). Generally, threshold benchmarks represent the lower range of the Company's estimation of the relevant year's forecasted operating results, while target and maximum benchmarks represent the mid to upper ranges of those forecasts. For example, for 2007, the Company utilized Adjusted EBITDA as a key performance measure and set its threshold, target and maximum benchmarks at $240 million, $260 million and $280 million, respectively; the Company's actual Adjusted EBITDA for 2007 was $231.4 million.

Each of the NEOs' individual performance goals is intended to reflect his relative contribution to specific near-term and long-term financial, strategic and/or management goals applicable to the executive. Except in the case of the CEO, 75% of the NEO's bonus opportunity is dependent upon the Company's and/or individual television stations' financial performance and achievement of the pre-established financial benchmarks, and 25% of the NEO's bonus opportunity is dependent upon the NEO's achievement of his performance goals. All of the CEO's bonus opportunity is dependent on the Company's financial performance and achievement of the pre-established financial benchmarks. In addition, the Company's incentive compensation plan permits the Compensation Committee, in its discretion, to award additional bonus amounts if circumstances warrant. In doing so, the Compensation Committee, with input from the CEO with respect to the other NEOs, evaluates the overall performance of the Company, the performance of the business or function that the NEO leads, and an assessment of each NEO's performance against expectations, which were established at the beginning of the year. We believe that the annual bonus awards our NEOs receive incentivize them to achieve growth over both the near and longer term. The annual bonuses awarded to the NEOs for fiscal year 2007 are discussed below in the section "2007 Compensation" and are shown in the Summary Compensation Table on page 25.

Equity Compensation. Equity compensation is a significant long-term component of our compensation program. The Compensation Committee recommends to the Board, and the Board approves, the types of equity compensation awards, the number of shares subject to those awards, and the terms, conditions, restrictions and limitations of those awards, in accordance with the Company's long term incentive compensation plan.

The Compensation Committee recommends, and the Board approves, equity awards to NEOs (and our other key employees) in the fourth quarter of each year at their regularly scheduled meetings in December, based upon the individual's position and performance. As discussed above in the section "Equity Award Practices," the exercise price of options is determined by the plan pursuant to which the options were awarded: under the Amended and Restated 2007 Long Term Incentive Compensation Plan, the exercise price is the closing price on the date of the option award (the exercise price under the 2004 Long Term Incentive Compensation Plan is the closing price on the trading day preceding the date of award).

The Company's equity incentive compensation program is designed to recognize scope of responsibilities, reward demonstrated performance and leadership, motivate future superior performance, align the interests of the executive with those of our stockholders and retain the executives through the term of the awards. We consider the award size and the appropriate combination of stock options and restricted stock when making equity award decisions. The amount of equity incentive compensation awarded in 2007 reflects the NEOs' position and expected contributions to the Company's future success.

From the Company's inception in 1997 to 2005, the equity component of NEO compensation consisted solely of stock option awards. In 2006, the Compensation Committee recommended, and the Board of Directors approved, that shares of restricted stock be awarded to executive officers in substitution for a portion (50%) of the typical annual stock option awards, as authorized by the 2007 Long Term Incentive Compensation Plan. Restricted stock was substituted at a ratio of one share of restricted stock for 4 options, a .25 ratio. (For example, our CEO received 120,000 options in 2005 and 60,000 options and 15,000 shares of restricted stock in 2006.) The number of stock options and restricted stock awarded to NEOs for 2007 was determined by retaining the typical number of stock options awarded in 2006 and increasing the number of restricted shares by using a ratio of one share of restricted stock for 3.5 options, a .286 ratio, instead of the .25 ratio used in 2006. (For example, our CEO received 60,000 options and 17,160 shares of restricted stock in 2007.) We made the determination to increase the ratio of restricted stock to options, after weighing several factors, including the value of restricted stock and options irrespective of volatility (or lack thereof) or a decline in our stock price. We believe that the mix of stock options and restricted stock we recommended, and the Board approved, will serve to retain and incentivize NEOs to deliver long-term value to stockholders by providing value to them that achieves a balance between upside potential and volatility.

Generally, stock options awarded since 2000 vest after a three-year period, and the options awarded to NEOs in 2007 likewise vest three years after their award date. Provided the executives continue employment with the Company or its affiliates, the restrictions on the restricted stock awarded to them also lapse three years after their award date. During the restricted period, each share of restricted stock entitles the NEO to receive dividends (at the same dividend rate received by all stockholders), thereby recognizing both the current income generation and future change in stock price consistent with our stockholders. Under the terms of the Company's long-term incentive plan, unvested stock options and restricted stock (and the attendant dividends) are forfeited if the NEO voluntarily ceases to be employed by the Company or its affiliates, and are generally vested if the NEO retires after reaching age 65 prior to the scheduled vesting. (All restrictions lapse on the restricted stock and a pro rata portion of the unvested stock options vest upon retirement after reaching age 65.) We believe that these vesting and forfeiture provisions appropriately aid the Company in retaining executives and motivating longer-term performance.

The Company has expensed stock option awards under Statement of Financial Accounting Standards No. 123(R), *Share-Based Payment* ("SFAS 123(R)"), since January 1, 2006. When determining the appropriate combination of stock options and restricted stock, we weigh the cost of these awards against their potential benefits as a compensation tool. We believe that providing combined awards of stock options and restricted stock effectively balances our objective of focusing the NEOs on delivering long-term value to stockholders with our objectives of retaining and incentivizing the NEOs.

The equity compensation awarded to the NEOs for fiscal year 2007 is discussed below in the section "2007 Compensation" and is shown in the Summary Compensation Table on page 25.

Retirement Benefits. We believe that the Company's pension plans are a key component in achieving our stated objective of NEO retention. The Company provides annual retirement benefits to NEOs under the Hearst-Argyle Television, Inc. Retirement Plan (which is also generally available to the Company's employees) and supplements those benefits with the Hearst-Argyle Television, Inc. Supplemental Retirement Plan.

The Retirement Plan is a broad-based tax-qualified plan under which employees generally are eligible to retire with reduced benefits at age 55 or later (if they have completed 10 years of service), and at full benefits at age 65. The Supplemental Retirement Plan, which is currently available to four of our NEOs, increases the retirement benefits above amounts available under the Retirement Plan. Unlike the Retirement Plan, the Supplemental Retirement Plan is an unfunded, unsecured obligation of the Company and is not qualified for tax purposes. Both the Retirement Plan and the Supplemental Retirement Plan are strong retention tools because executives are generally not eligible for such benefits unless they remain employed with the Company for at least five years and the amount of the benefit that they will ultimately receive is determined by the number of years that they remain with the Company.

As pension plans generally are more costly components of our compensation packages, we attempt to balance the effectiveness of the Supplemental Retirement Plan as a compensation and retention tool with the cost to the Company of providing it.

Other Compensation Elements. We also provide our NEOs with other benefits, which are reflected in the All Other Compensation column in the Summary Compensation Table on page 25, that we believe are reasonable and consistent with the stated objectives of the Company's NEO compensation program, and which we believe will allow our executives to perform their responsibilities more efficiently. These benefits, which are a relatively small percentage of overall NEO compensation, include premiums paid on life insurance policies and executive medical plans, as well as a car allowance, reimbursement for membership to certain clubs and Company contributions to qualified savings plans.

2007 Compensation

The discussion below details the compensation packages we awarded to the Company's NEOs for fiscal year 2007. This discussion should be reviewed in conjunction with the Summary Compensation Table on page 25, as well as the executive compensation tables and narratives that follow it. In addition, the Company's 2007 operating and financial results are disclosed in the Company's 2007 Annual Report, which is filed with the SEC and accompanies this Proxy Statement. A detailed analysis of the Company's operating and financial performance is contained in the Management's Discussion & Analysis section of the 2007 Annual Report.

CEO Compensation. As described above, Mr. Barrett's salary is determined in advance and set forth in his employment agreement. For 2007, and in accordance with his employment agreement, Mr. Barrett's annual salary level was $1,125,000. Also as described above, Mr. Barrett's cash bonus opportunity is dependent upon the Company's operating and financial performance and is not tied to the achievement of individual performance goals. The Compensation Committee may award additional bonus amounts in its discretion. For 2007, the Company's operating and financial performance goals were not met and the Committee awarded a discretionary bonus of $275,000 to the CEO to reflect his contributions to the Company's long term business strategy and development. In addition, based on Mr. Barrett's leadership and his potential to enhance long-term stockholder value, the Compensation Committee recommended, and the Board approved, an award to Mr. Barrett of 60,000 stock options and 17,160 shares of restricted stock. The terms of the stock options and restricted stock awarded are previously described. The growth in Mr. Barrett's accrued pension value was $239,400 and all other compensation was $74,243, making the total compensation for Mr. Barrett in 2007 $1,732,231. We believe that Mr. Barrett's 2007 compensation is consistent with the Company's stated compensation objectives.

Other NEOs. In determining the compensation of Messrs. Hawks, Hobbs and Mackin for 2007, the Compensation Committee considered the Company's 2007 operating and financial performance and the achievement of the performance benchmarks discussed above. The Compensation Committee also compared each NEO's achievements against the individual performance objectives established for each of them at the beginning of the year, including pre-established goals related to the specific area of the Company's business for which each is responsible. For all of the NEOs the Compensation Committee awarded additional bonus amounts to reflect the contributions of those NEOs during 2007 to the Company's long term business strategy and development.

In 2007, Mr. Hawks' base salary, which is set forth in his employment agreement, was $575,000. In consideration of the Company's financial performance and his contributions and achievement of individual performance goals, Mr. Hawks was awarded a bonus payment of $150,000, of which $51,891was a discretionary amount not calculated based upon the Company's financial performance. In addition, the Compensation Committee recommended, and the Board approved, an award to Mr. Hawks of 25,000 stock options and 7,150 shares of restricted stock. The growth in Mr. Hawks' accrued pension value was $57,200 and all other compensation was $54,594, making the 2007 total compensation for Mr. Hawks $844,539. We believe that Mr. Hawks' 2007 compensation is consistent with the Company's stated compensation objectives.

In 2007, Mr. Hobbs' base salary, which is set forth in his employment agreement, was $575,000. In consideration of the Company's financial performance and his contributions and achievement of individual performance goals, Mr. Hobbs was awarded a bonus payment of $150,000, of which $49,734 was a discretionary amount not calculated based upon the Company's financial performance. In addition, the Compensation Committee recommended, and the Board approved, an award to Mr. Hobbs of 25,000 stock options and 7,150 shares of restricted stock. The growth in Mr. Hobbs' accrued pension value was $10,900 and all other compensation was $43,642, making the 2007 total compensation for Mr. Hobbs $787,287. We believe that Mr. Hobbs' 2007 compensation is consistent with the Company's stated compensation objectives.

In 2007, Mr. Mackin's base salary, which is set forth in his employment agreement, was $730,000. In consideration of the Company's financial performance and his contributions and achievement of individual performance goals, Mr. Mackin was awarded a bonus payment of $120,000 of which $24,051was a discretionary amount not calculated based upon the Company's financial performance. In addition, the Compensation Committee recommended, and the Board approved, an award to Mr. Mackin of 25,000 stock options and 7,150 shares of restricted stock (which were cancelled upon Mr. Mackin's departure in February 2008 under the terms of the Company's equity compensation plans). The growth in Mr. Mackin's accrued pension value was $44,500 and all other compensation was $53,457, making the 2007 total compensation for Mr. Mackin $955,702. We believe that Mr. Mackin's 2007 compensation is consistent with the Company's stated compensation objectives.

Compensation for Directors in 2007

Our Board of Directors sets the compensation for directors upon the recommendation of the CEO and the Chairman of the Board. In 2007, our directors' fees were as follows:

- $40,000 annually
- $20,000 annually for service as a committee chairperson
- $6,000 annually for service on a committee
- $1,500 for every Board meeting attended
- $1,000 for every committee meeting attended
- 4,000 options annually
- 1,000 shares of restricted stock annually
- 2,000 additional options for service as a committee chairperson
- 500 additional shares of restricted stock for service as a committee chairperson

In making these compensation decisions, the Board attempted to maintain fair and competitive compensation levels commensurate with the directors' responsibilities. In addition, in August 2007 the Board appointed a Special Committee of two independent directors to consider the tender offer launched by Hearst. Members of the Special Committee were each paid $150,000 and were reimbursed for certain routine out-of-pocket expenses in connection with their committee service. Director compensation is more fully described below on page 31.

Compensation Committee Report

The Compensation Committee has reviewed the Compensation Discussion and Analysis and discussed that Analysis with management. Based on its review and discussions with management, the Committee recommended to our Board of Directors that the Compensation Discussion and Analysis be included in the Company's Annual Report on Form 10-K for 2007 and the Company's 2008 Proxy Statement. This report is provided by the following directors, who comprise the Compensation Committee:

Caroline L. Williams, *Chairperson*
Frank A. Bennack, Jr.
Victor F. Ganzi
David Pulver

Executive Compensation Tables

Summary Compensation Table

The following table sets forth certain compensation information awarded to, paid to or earned by our Chief Executive Officer, Chief Financial Officer and our two other executive officers (the "NEOs") as of December 31, 2007:

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation (3)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(4)	All Other Compensation ($)(5)	Total ($)
David Barrett	2007	1,125,000	275,000	9,083	9,505	—	239,400	74,243	1,732,231
President and Chief Executive Officer	2006	1,050,000		8,781	12,573	500,000	791,500	73,088	2,435,942
Harry Hawks	2007	575,000	51,891	3,785	3,960	98,109	57,200	54,594	844,539
Executive Vice President and Chief Financial Officer	2006	550,000		3,659	5,239	220,000	130,300	46,654	955,852
Steven Hobbs	2007	575,000	49,734	3,785	3,960	100,266	10,900	43,642	787,287
Executive Vice President, Chief Legal & Development Officer	2006	550,000		3,659	5,239	220,000	12,400	28,378	819,676
Terry Mackin	2007	730,000	24,051	3,785	3,960	95,949	44,500	53,457	955,702
Executive Vice President	2006	705,000		3,659	5,239	250,000	103,200	43,009	1,110,107

(1) The Company awarded restricted stock to the NEOs in December 2007 and December 2006 pursuant to its 2007 Long Term Incentive Compensation Plan and 2004 Long Term Incentive Compensation Plan, respectively. The amounts in this column represent the dollar amount recognized in each of 2007 and 2006 for financial statement reporting purposes calculated in accordance with SFAS 123(R) for the grants awarded in those years. For additional information concerning the assumptions used in the valuation of the restricted stock awards, please refer to Footnote 12 ("Employee Stock Plans") to the Company's financial statements included in its 2007 Annual Report on Form 10-K, as filed with the SEC. The details of the restricted stock awards are set forth in the section "Compensation Discussion and Analysis."

(2) The Company granted non-qualified stock options to the NEOs in December 2007 and December 2006 pursuant to its 2007 Long Term Incentive Compensation Plan and its 2004 Long Term Incentive Compensation Plan, respectively. The amounts in this column represent the dollar amount recognized in each of 2007 and 2006 for financial statement reporting purposes computed in accordance with SFAS 123(R) for the grants awarded in those years. For additional information concerning the assumptions used in the valuation of the stock options, please refer to Footnote 12 ("Employee Stock Plans") to the Company's financial statements included in its 2007 Annual Report on Form 10-K, as filed with the SEC. The details of the stock option grants are set forth in the section "Compensation Discussion and Analysis."

(3) The Company awarded cash bonuses to the NEOs in February 2008 for services rendered in 2007 pursuant to its 2003 Incentive Compensation Plan. The 2003 Incentive Compensation Plan and the parameters of the 2007 bonus plan are described in the section of this Proxy Statement captioned "Compensation Discussion and Analysis." In addition, the 2003 Incentive Compensation Plan is attached as *Appendix A*.

(4) The Company did not pay non-qualified deferred compensation earnings in 2007 and 2006.

(5) Amounts in this column consist of dollar values of perquisites consisting of premiums for life insurance and executive medical plans, automobile and parking allowances, club membership reimbursements, tax preparation expense reimbursements, payments for tax gross-ups, car services and amounts contributed by the Company on behalf of the NEOs

to our 401(k) Savings Plan (a non-discriminatory retirement plan established pursuant to Section 401(k) of the Code), as further set forth in the Perquisites table below.

Perquisites

Name	Year	Life Insurance Premiums ($)	Executive Medical Plan ($)	Auto Allowance ($)	Club Membership Reimbursement ($)	Miscellaneous ($)
David J. Barrett . . .	2007	10,677	12,226	18,000	19,390	13,950(1)
	2006	10,943	11,644	18,000	18,701	13,800(2)
Harry T. Hawks . . .	2007	5,231	12,226	10,800	16,587	9,750(3)
	2006	5,420	11,644	10,800	9,190	9,600(4)
Steven A. Hobbs . . .	2007	1,605	12,226	12,000	—	17,812(5)
	2006	1,434	11,644	12,000	—	3,300(6)
Terry Mackin	2007	4,280	12,226	12,000	18,201	6,750(6)
	2006	3,445	11,644	12,000	10,420	5,500(6)

(1) Amount in this column represents $6,750 contributed by the Company on behalf of Mr. Barrett to our 401(k) Savings Plan, a parking space provided to Mr. Barrett from Hearst Corporation valued at $6,000 and personal car services provided to Mr. Barrett valued at $1,200.

(2) Amount in this column represents $6,600 contributed by the Company on behalf of Mr. Barrett to our 401(k) Savings Plan, a parking space provided to Mr. Barrett from Hearst Corporation valued at $6,000 and personal car services provided to Mr. Barrett valued at $1,200.

(3) Amounts in this column represent $6,750 contributed by the Company on behalf of Mr. Hawks to our 401(k) Savings Plan and a $3,000 reimbursement to Mr. Hawks for tax preparation expenses.

(4) Amounts in this column represent $6,600 contributed by the Company on behalf of Mr. Hawks to our 401(k) Savings Plan and a $3,000 reimbursement to Mr. Hawks for tax preparation expenses.

(5) Amount in this column represent $6,750 contributed by the Company on behalf of Mr. Hobbs to our 401(k) Savings Plan, and a payment of $6,450 made to Mr. Hobbs and the associated tax gross up amount of $4,612 due to an error in calculating Mr. Hobbs' 2006 401(k) Savings Plan contribution.

(6) Amount in this column represents amounts contributed by the Company on behalf of the NEO to our 401(k) Savings Plan.

Grants of Plan-Based Awards

The following table sets forth grants of non-equity and equity plan-based awards to our NEOs for our fiscal year ended December 31, 2007:

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			All Other Stock Awards: Number of Shares of Stock or Units (#)(2)	All Other Options Awards: Number of Securities Underlying Option (#)(2)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)(3)
		Threshold ($)	Target ($)	Maximum ($)				
David Barrett	2/20/2007	—	495,000	1,237,500				
	12/6/2007				17,160			342,170
	12/6/2007					60,000	$19.94	327,000
Harry Hawks	2/20/2007	107,813	237,188	431,250				
	12/6/2007				7,150			142,571
	12/6/2007					25,000	$19.94	136,250
Steven Hobbs	2/20/2007	107,813	237,188	431,250				
	12/6/2007				7,150			142,571
	12/6/2007					25,000	$19.94	136,250
Terry Mackin	2/20/2007	82,125	268,275	547,500				
	12/6/2007				7,150			142,571
	12/6/2007					25,000	$19.94	136,250

(1) The Company awards cash bonuses pursuant to the 2003 Incentive Compensation Plan. This plan provides for the award of annual cash bonuses based upon target and maximum bonus payouts and individual performance goals established by the Compensation Committee of the Board of Directors during the first quarter of each fiscal year. Amounts reflected assume 100% achievement of individual performance goals. The actual amount that was paid to each NEO in 2008 pursuant to the plan for the fiscal year ended December 31, 2007 is set forth in the Summary Compensation Table under the column titled "Non-Equity Incentive Plan Compensation."

(2) The Company awarded options and restricted stock pursuant to the 2007 Long Term Incentive Compensation Plan in December 2007. The dollar amount recognized in 2007 for financial statement reporting purposes (calculated in accordance with SFAS 123(R)) of the restricted stock awarded and options granted to each NEO pursuant to the plan for the fiscal year ended December 31, 2007 is set forth in the Summary Compensation Table under the columns titled "Stock Awards" and "Option Awards," respectively.

(3) The grant date fair values of restricted stock awarded and options granted on December 6, 2007 are calculated in accordance with SFAS 123(R). The exercise price of options is determined by the plan pursuant to which the options were granted. Under the 2007 Long Term Incentive Compensation Plan, the exercise price is the closing price on the date of grant.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information concerning unexercised options, stock that has not vested, and equity incentive plan awards for each NEO as of the fiscal year ended December 31, 2007:

		Option Awards					Stock Awards			
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable (1)	Number of Securities Underlying Unexercised Options (#) Unexercisable (1)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)(2)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, or Units or Other Rights That Have Not Vested ($)
David Barrett . . .	6/24/1999	35,000	—	—	26.81	6/24/2009			—	—
	12/8/2000	351,000	—	—	18.56	12/8/2010			—	—
	12/6/2001	117,000	—	—	21.06	12/6/2011			—	—
	12/4/2002	117,000	—	—	24.10	12/4/2012			—	—
	12/3/2003	117,000	—	—	25.28	12/3/2013			—	—
	12/1/2004	117,000	—	—	25.70	12/1/2014			—	—
	12/7/2005	—	120,000	—	24.08	12/7/2015			—	—
	12/7/2006	—	60,000	—	25.64	12/7/2016	15,000	384,600	—	—
	12/6/2007	—	60,000	—	19.94	12/6/2017	17,160	342,170	—	—
Harry Hawks . . .	12/8/2000	100,000	—	—	18.56	12/8/2010			—	—
	12/6/2001	40,000	—	—	21.06	12/6/2011			—	—
	12/4/2002	50,000	—	—	24.10	12/4/2012			—	—
	12/3/2003	50,000	—	—	25.28	12/3/2013			—	—
	12/1/2004	50,000	—	—	25.70	12/1/2014			—	—
	12/7/2005	—	50,000	—	24.08	12/7/2015			—	—
	12/7/2006	—	25,000	—	25.64	12/7/2016	6,250	160,250	—	—
	12/6/2007	—	25,000	—	19.94	12/6/2017	7,150	142,571	—	—
Steven Hobbs . . .	3/5/2004	40,000	—	—	26.22	3/5/2014			—	—
	12/1/2004	40,000	—	—	25.70	12/1/2014			—	—
	12/7/2005	—	50,000	—	24.08	12/7/2015			—	—
	12/7/2006	—	25,000	—	25.64	12/7/2016	6,250	160,250	—	—
	12/6/2007	—	25,000	—	19.94	12/6/2017	7,150	142,571	—	—
Terry Mackin . . .	3/18/1999	50,000	50,000	—	26.06	3/18/2009			—	—
	12/8/2000	—	—	—	18.56	12/8/2010			—	—
	12/6/2001	40,000	—	—	21.06	12/6/2011			—	—
	12/4/2002	40,000	—	—	24.10	12/4/2012			—	—
	12/3/2003	40,000	—	—	25.28	12/3/2013			—	—
	12/1/2004	40,000	—	—	25.70	12/1/2014			—	—
	12/7/2005	—	50,000	—	24.08	12/7/2015			—	—
	12/7/2006	—	25,000	—	25.64	12/7/2016	6,250	160,250	—	—
	12/6/2007	—	25,000	—	19.94	12/6/2017	7,150	142,571	—	—

(1) The following chart provides the vesting schedules for each of the options granted to our NEOs, according to grant date:

Grant Date	Vesting Schedule
12/7/1998	One-half vested 12/7/2000; one-half vested 12/7/2007.
3/18/1999	One-half vested 12/31/2001; one-half vests either (1) in ⅓ increments when the market price of the Company's Series A Common Stock equaled $31, $37 and $43, respectively, or (2) on 12/31/2008.
6/24/1999	One-half vested 12/31/2000; one-half vested 12/31/2007.
12/8/2000	One-third vested 12/7/2001; one-third vested 12/7/2002; one-third vested 12/7/2003.
12/6/2001	12/6/2004
12/4/2002	12/4/2005
12/3/2003	12/3/2006
3/5/2004	3/5/2007
12/1/2004	12/1/2007
12/7/2005	12/7/2008
12/7/2006	12/7/2009
12/6/2007	12/6/2010

(2) The restrictions on the restricted stock awarded to each of our NEOs on December 6, 2007 lapse on December 6, 2010. The restrictions on the restricted stock awarded to each of our NEOs on December 7, 2006 lapse on December 7, 2009.

Options Exercised and Stock Vested

The following table sets forth information concerning options exercised by our NEOs during the fiscal year ended December 31, 2007:

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
David Barrett	—	—	NA	NA
Harry Hawks	20,000	157,084	NA	NA
Steven Hobbs	—	—	NA	NA
Terry Mackin	—	—	NA	NA

Post-Employment Compensation—Pension Benefits Table

Each of our NEOs participated in the Hearst-Argyle Television, Inc. Retirement Plan, our tax-qualified pension plan (the "Tax-Qualified Plan") as of December 31, 2007. Our Pension Plan is designed to provide a benefit of 1½% for each year of credited service (excluding the first year of employment) multiplied by the participant's average annual compensation (as defined in the Pension Plans) for the participant's five highest consecutive full calendar years, and has a 40 year maximum. The highest amount of compensation that may be considered under federal law with respect to determining pension benefits is $225,000 as of December 31, 2007, as adjusted for the cost of living each year (except that any increase that is not a multiple of $5,000 is rounded to the next lowest multiple of $5,000). The compensation used in determining Pension Plan benefits includes salary and bonus of the executive officers, as indicated in the Summary Compensation Table.

In addition, three of our NEOs participated in the Hearst-Argyle Television, Inc. Supplemental Retirement Plan, our non-qualified retirement plan (the "Supplemental Plan") as of December 31, 2007. This Pension Plan was adopted on January 1, 1999 and provides the benefits that would have been payable to the executive officers under the Tax-Qualified Plan, except for the application of certain legal limits.

Named executives may retire with full pension benefits at age 65 and may retire as early as age 55 with 10 years of service from their hire date. Benefits payable for retirement prior to age 65 are reduced according to the following schedule in order to adjust for the longer expected years of payments.

Retirement Age	% of Full Benefit	Retirement Age	% of Full Benefit
64	94%	59	66%
63	88%	58	62%
62	82%	57	58%
61	76%	56	54%
60	70%	55	50%

Lastly, benefits from the Tax-Qualified Plan are payable as a monthly annuity over the life of the participant while benefits from the Supplemental Plan are payable in full as a single lump sum at retirement.

Name	Plan Name	Number of Years of Credited Service (#)	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
David Barrett	HTV Retirement Plan	22 years, 5 months	518,700	—
	HTV Supplemental Plan	22 years, 5 months	2,523,300	—
Harry Hawks	HTV Retirement Plan	9 years, 9 months	160,900	—
	HTV Supplemental Plan	9 years, 9 months	410,800	—
Steven Hobbs	HTV Retirement Plan	2 years, 8 months	31,300	—
Terry Mackin	HTV Retirement Plan	7 years, 5 months	96,600	—
	HTV Supplemental Plan	7 years, 5 months	369,100	—

The credited service and present value reported in the above table is as of September 30, 2007. This coincides with the measurement date the Company used to disclose the Projected Benefit Obligations in the December 31, 2007 financial statements.

Mr. Hawks became a participant in the Tax-Qualified Plan effective as of January 1, 1998 and in the Supplemental Plan effective as of January 1, 1999. Mr. Barrett became a participant in the Tax-Qualified Plan effective August 29, 1997 and in the Supplemental Plan effective January 1, 1999. Mr. Mackin became a participant in the Tax-Qualified Plan and in the Supplemental Plan effective June 1, 2000. Mr. Hobbs became a participant in the Tax-Qualified Plan effective February 1, 2005. As of September 30, 2007, Messrs. Barrett and Hawks are currently eligible for early retirement.

Further information on assumptions used to determine these values can be found in the Retirement Plans and Other Post-Retirement Benefit section of the Company's 2007 Annual Report, which is filed with the SEC and accompanies this Proxy Statement.

Director Compensation

The following table sets forth information concerning compensation to our directors for the fiscal year ended December 31, 2007, excluding David J. Barrett, our Chief Executive Officer, who serves on our Board, but is not compensated for his board service. Compensation for Mr. Barrett is set forth in the Summary Compensation Table on page 25.

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)	Option Awards ($)(3)	Total ($)
Bob Marbut	53,500	4,304	5,775	63,579
Frank Bennack	64,500	4,304	5,775	74,579
John Conomikes	75,000	4,304	5,775	85,079
Ken Elkins	63,000	9,664	12,192	84,856
Victor Ganzi	13,000	—	—	13,000
George R. Hearst, Jr.	52,000	—	—	52,000
William Randolph Hearst III	49,000	4,304	5,775	59,079
Gilbert Maurer	49,000	4,304	5,775	59,079
Michael Pulitzer, Sr.(4)	16,500	—	—	16,500
David Pulver	248,500	6,456	8,663	263,619
Caroline Williams	241,500	6,456	8,663	256,619

(1) This column reports the total amount of cash compensation received for 2007 Board and committee service. For further information, see "Compensation for Directors in 2007" on page 24.

(2) Non-Employee Directors were awarded restricted stock in 2007 pursuant to the Company's 2007 Long Term Incentive Compensation Plan. The amounts in this column represent the dollar amount recognized in 2007 for financial statement reporting purposes calculated in accordance with SFAS 123(R) for the grants awarded in those years. For additional information concerning the assumptions used in the valuation of the restricted stock awards, please refer to Footnote 12 ("Employee Stock Plans") to the Company's financial statements included in its 2007 Annual Report on Form 10-K, as filed with the SEC. As of December 31, 2007, the directors had the following aggregate number of shares of restricted stock outstanding: Mr. Marbut: 2,000; Mr. Bennack: 1,000; Mr. Conomikes: 1,000; Mr. Elkins: 2,000; Mr. Ganzi: 0; Mr. George R. Hearst, Jr.: 0; Mr. William Randolph Hearst III: 2,000; Mr. Maurer: 1,000; Mr. Pulitzer: 0; Mr. Pulver: 3,000; Ms. Williams: 3,000.

(3) Non-Employee Directors were granted non-qualified stock options in 2007 pursuant to the Company's 2007 Long Term Incentive Compensation Plan. The amounts in this column represent the dollar amount recognized in 2007 for financial statement reporting purposes computed in accordance with SFAS 123(R) for the grants awarded in those years. For additional information concerning the assumptions used in the valuation of the stock options, please refer to Footnote 12 ("Employee Stock Plans") to the Company's financial statements included in its 2007 Annual Report on Form 10-K, as filed with the SEC. As of December 31, 2007, the directors had the following aggregate number of options (vested and unvested) outstanding: Mr. Marbut: 23,000; Mr. Bennack: 4,000; Mr. Conomikes: 4,000; Mr. Elkins: 44,000; Mr. Ganzi: 0; Mr. George R. Hearst, Jr.: 0; Mr. William Randolph Hearst III: 43,000; Mr. Maurer: 4,000; Mr. Pulitzer: 0; Mr. Pulver: 59,500; Ms. Williams: 59,500.

(4) Mr. Pulitzer retired from the Board on May 3, 2007.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Hearst. Hearst holds through a subsidiary 100% of the outstanding shares of our Series B Common Stock and 56.5% of our Series A Common Stock, constituting approximately 75.6% of our total outstanding common stock as of the Record Date. In addition, the Chairman of our Board of Directors, Victor F. Ganzi, is the President and Chief Executive Officer and a director of Hearst, and David Barrett, our President and Chief Executive Officer and one of our directors, is a director of Hearst. Frank A. Bennack Jr., John G. Conomikes, George R. Hearst. Jr., William R. Hearst III and Gil Maurer are also members of the Boards of Directors of both Hearst-Argyle and Hearst.

December 2001 Private Placement. In connection with the private placement of the $200 million principal amount of 7.5% Series A Convertible Preferred Securities due 2016 (the "7.5% Series A Preferred Securities") and 7.5% Series B Convertible Preferred Securities due 2021 (the "7.5% Series B Preferred Securities," and, together with the Series A Preferred Securities, the "7.5% Preferred Securities"), on December 20, 2001, we entered into a Securities Purchase Agreement with the Trust, Hearst Broadcasting and certain other purchasers named therein. The Securities Purchase Agreement provides, among other things, that (i) the Trust issue and sell to Hearst Broadcasting and the other purchasers an aggregate of 4,000,000 of its 7.5% Preferred Securities, in two series, consisting of its 7.5% Series A Preferred Securities, and of its 7.5% Series B Preferred Securities, and (ii) the proceeds of the sale of the 7.5% Preferred Securities be invested in our 7.5% Convertible Junior Subordinated Deferrable Interest Debentures, Series A, due 2016 and 7.5% Convertible Junior Subordinated Deferrable Interest Debentures, Series B, due 2021 (the "Subordinated Debentures"). In connection with the execution of the Securities Purchase Agreement, we, Hearst Broadcasting and certain other parties named therein, also entered into a Registration Rights Agreement, pursuant to which we granted Hearst Broadcasting and the other holders of the 7.5% Preferred Securities certain rights to require us to register with the SEC the Series A Common Stock issuable upon conversion of the 7.5% Preferred Securities and the Subordinated Debentures for resale. We redeemed the 7.5% Series A Preferred Securities on December 31, 2004.

Management Services Agreement. We and Hearst are parties to a Management Services Agreement pursuant to which we provide certain management services (i.e., sales, news, programming, legal, financial, accounting, engineering and promotion services) with respect to WMOR-TV (a Hearst-owned television station in Tampa, Florida), WBAL-AM and WIYY-FM (Hearst-owned AM/FM radio stations in Baltimore, Maryland), and WPBF-TV (a Hearst-owned television station in West Palm Beach, Florida) and KCWE-TV (a Hearst-owned television station in Kansas City, Missouri). Hearst has the right, but not the obligation, to add to such managed stations any additional broadcast stations that it may acquire (or for which it enters into a time brokerage agreement) during the term of the Management Services Agreement.

The annual management fee for the services provided to these stations is an amount equal to the greater of (i) (x) $50,000 for Hearst's radio stations (counted as a single property) and $50,000 for KCWE-TV, and (y) for all others (including WMOR-TV and WPBF-TV), $100,000 per station, or (ii) 33.33% of the positive broadcast cash flow from each such property. Hearst also reimburses us for our direct operating costs and expenses incurred with unrelated third parties and amounts paid on behalf of a managed station under the Services Agreement described below. Corporate overhead is not reimbursed except to the extent it had historically been treated as an operating expense by Hearst in calculating broadcast cash flow for a station. The term of the Management Services Agreement commenced at the consummation of the Hearst Transaction and will continue for each station, respectively, until the earlier of (i) Hearst's divestiture of the station to a third party; (ii) if applicable, the exercise of the option granted to us to acquire certain of the stations pursuant to the Television Station Option Agreement described below; or, (iii) December 31, 2008; provided, however, that Hearst will have the right to terminate the Management Services Agreement as to a particular station covered by an option or right of first refusal under the Television Station Option Agreement at any time upon

90 days' prior written notice if the option period or right of first refusal period, as applicable, has expired without having been exercised. The Management Services Agreement will also terminate if Hearst ceases to own a majority of our voting common stock or to have the right to elect a majority of our directors. In 2007, we recorded revenues of approximately $5.6 million pursuant to the Management Services Agreement with Hearst.

Television Station Option Agreement. We and Hearst are parties to a Television Station Option Agreement pursuant to which Hearst has granted to us an option to acquire WMOR-TV and KCWE-TV, at their fair market value as determined by the parties, or by an independent third-party appraisal, subject to certain specified parameters (and we may withdraw any option exercise after we receive the third-party appraisal). However, if Hearst elects to sell either station during the option period, we will have a right of first refusal to acquire that station substantially on the terms agreed upon between Hearst and the potential buyer. We also have a right of first refusal to purchase WPBF-TV if Hearst proposes to sell the station to a third party We will exercise any option or right of first refusal related to these properties by action of our independent directors. The option periods and the rights of first refusal expire December 31, 2008.

Hearst Tower Lease. On May 5, 2006 we entered into a Lease Agreement with Hearst to lease one floor of the newly constructed Hearst Tower in Manhattan for our corporate offices. Under the terms of the lease we are entitled to a tenant improvement allowance of $1.9 million. In 2007, we recorded approximately $1.4 million in rent expense under the terms of the Lease Agreement with Hearst, net of the tenant improvement allowance, which is amortized over the lease term.

Radio Facilities Lease. We and Hearst are parties to a Studio Lease Agreement pursuant to which Hearst leases from us premises for WBAL-AM and WIYY-FM, Hearst's Baltimore, Maryland, radio stations. The lease was entered into on August 29, 1997 and subsequently extended. The lease for each radio station will continue until the earlier of (i) Hearst's divestiture of the radio station to a third party, in which case either party (i.e., the Company or the buyer of the station) will be entitled to terminate the lease with respect to that station upon certain prior written notice or (ii) December 31, 2008. In 2007, Hearst paid us an aggregate amount of approximately $0.8 million pursuant to the Studio Lease Agreement.

Inter-Company Services. We and Hearst are parties to a Services Agreement pursuant to which Hearst provides us with certain administrative services, including accounting, auditing, financial, legal, insurance, data processing and employee benefits administration. The fees for such services are based on fixed and variable transaction amounts negotiated between Hearst and us. The current term of the Services Agreement will expire on December 31, 2008, but is thereafter renewable, pursuant to the provision of the Services Agreement that allows for one year renewals unless terminated on six months' prior notice. Although we believe that such terms are reasonable, there can be no assurance that more favorable terms would not be available from unaffiliated third parties. In 2007, we incurred expenses of approximately $6.6 million pursuant to the Services Agreement with Hearst.

New England Cable News. Hearst-Argyle also provides services to Hearst with respect to Hearst's investment in New England Cable News ("NECN"), a regional cable channel jointly owned by Hearst Cable News, Inc., an indirect wholly-owned subsidiary of Hearst, and Comcast MO Cable News, Inc. In this regard, David J. Barrett, our CEO, and Steven A. Hobbs, a Vice President of Hearst and one of our former executive officers, have served as Hearst's representatives on the management board of NECN since July 2004 and April 2005, respectively, and in 2007, Hearst paid $4,000 per month as compensation to the Company for their service.

Wide Orbit, Inc. In November 2004, we entered into an agreement with Wide Orbit, Inc. ("Wide Orbit") for licensing and servicing of Wide Orbit's Traffic Sales and Billing Solutions software. Hearst owns approximately 8% of Wide Orbit, Inc. In 2007, we paid Wide Orbit approximately $1.8 million under the agreement.

ESPN. During 2007, certain of our stations paid fees in the amount of approximately $2.0 million in the aggregate to ESPN in exchange for the right to broadcast certain sports programs. Hearst owns 20% of ESPN.

Retransmission Consent Agreement. We have agreements with Lifetime Entertainment Services, an entity owned 50% by an affiliate of Hearst and 50% by The Walt Disney Company, whereby for certain periods of time (i) we have assisted Lifetime in securing distribution and subscribers for the Lifetime Television, Lifetime Movie Network and/or Lifetime Real Women programming services; and/or (ii) Lifetime has acted as our agent with respect to the negotiation of our agreements with cable, satellite and certain other multi-channel video programming distributors. In 2007, we recorded revenue of approximately $20.5 million in compensation from Lifetime.

Dividend on Common Stock. On each of March 29, May 3, September 12 and December 6, 2007, our Board of Directors declared cash dividends of $0.07 per share on our Series A and Series B Common Stock, for a total amount of $26.2 million. Included in this amount was $19.3 million payable to Hearst. We recorded Hearst's share of the dividends payable under Payable to Hearst Corporation on the consolidated balance sheets as of March 31, June 30, September 30 and December 31, 2007, included in our financial statements in our Annual report on Form 10-K for the fiscal year ended December 31, 2007.

Interest Expense, Net—Capital Trust. We incurred interest expense, net, relating to the Subordinated Debentures issued to our wholly-owned unconsolidated subsidiary, the Capital Trust, of $9.8 million in the year ended December 31, 2007. The Capital Trust then paid comparable amounts to its Redeemable Convertible Preferred Securities holders of which $1.9 million was paid to Hearst, as Hearst holds $40 million of the total $200 million Redeemable Convertible Preferred Securities issued in December 2001 by the Capital Trust.

Other Transactions with Hearst. During 2007, we recorded net revenue of approximately $0.1 million relating to advertising sales to Hearst on behalf of Good Housekeeping, which is owned by Hearst. In addition, in his capacity as a consultant to Hearst Corporation, John G. Conomikes, one of our directors, receives secretarial services which we provide but for which we are reimbursed by Hearst. The value of these secretarial services was approximately $7,200 in 2007.

Small Business Television. We utilize Small Business Television Inc.'s ("SBTV") services to provide television stations with additional revenue through the marketing and sale of commercial time to smaller businesses that do not traditionally use television advertising. In 2007, these sales generated revenue of approximately $1.4 million, of which approximately $0.6 million was distributed to SBTV and approximately $0.8 million was distributed to us. Mr. Dean Conomikes, the son of director John G. Conomikes, is the owner of SBTV.

Internet Broadcasting Systems, Inc. As of December 31, 2007, we owned 40.8% of Internet Broadcasting Systems, Inc. ("Internet Broadcasting"). Internet Broadcasting operates a national network of station Internet sites and designs, develops and operates station Internet sites under operating agreements. We also have various agreements with Internet Broadcasting pursuant to which we paid Internet Broadcasting $9.8 million during 2007. In addition, Internet Broadcasting provides hosting services for our corporate Internet site for a nominal amount. Harry T. Hawks, our CFO, and Steven A. Hobbs, a Vice President of Hearst and one of our former executive officers, serve, and during 2007, Terry Mackin, one of our former executive officers, served on the Board of Directors of Internet Broadcasting, from which they did not receive compensation for their services.

NBC Weather Plus. In 2004, we invested in Weather Network Affiliates Company, LLC ("WNAC"), which owns the NBC Weather Plus Network ("Weather Plus"). We have launched Weather Plus in all of our NBC-affiliated markets. Terry Mackin, one of our former executive officers, served as the past Chairman of the board of the NBC Television Affiliates Association, which is the managing member and the owner of certain ownership interests in WNAC. Additionally, from May 2006 to February 2008, Mr. Mackin served as a member of the Board of Directors of NBC Weather Plus Network LLC, from which he did not receive compensation for his Board service.

RDE. In 2007, the Company made an additional investment of $1.9 million in Ripe Digital Entertainment, Inc. ("RDE"), resulting in a total investment of $11.0 million which represents a 24.7% ownership interest. During 2007, the Company earned $0.1 million in rental income from RDE for office space in our former corporate headquarters. Steven A. Hobbs, a Vice President of Hearst and one of our former executive officers, serves, and during 2007 Terry Mackin, one of our former executive officers, served on the Board of Directors of RDE, from which they did not receive compensation for their Board service.

USDTV. During the year ended December 31, 2007, we and Hearst each owned approximately 6.175% of U.S. Digital Television, Inc. ("USDTV"). In addition, our station KOAT-TV in Albuquerque, New Mexico, had an agreement to lease a portion of its digital spectrum to USDTV until April 15, 2007. In July 2006, USDTV filed for Chapter 7 bankruptcy and the Company wrote off its investment. In September 2006, USDTV sold substantially all its assets to a third party and assigned its spectrum lease with KOAT to the buyer. From September 23, 2005 to June 20, 2006, Steven A. Hobbs, a Vice President of Hearst and one of our former executive officers, served on the Board of Directors of USDTV, from which he did not receive compensation for his Board service.

Run Rabbit Run. In 2007, we entered into an arrangement with Run Rabbit Run, LLC ("Run Rabbit Run). Run Rabbit Run produces television specials featuring personality Carlos Watson. Certain of our stations air the television specials produced by Run Rabbit Run and sell the advertising air time for those specials in exchange for a commission. Under the arrangement, the Company also has the right to acquire a 12.5% ownership interest in Run Rabbit Run over time. In 2007, we sold $1.0 million of airtime, recorded net revenues of $0.8 million and commissions to Run Rabbit Run of $0.3 million. In March 2008, we agreed to loan $0.55 million to Run Rabbit Run pursuant to a Promissory Note Agreement. Upon execution of the Promissory Note Agreement, our 12.5% ownership interest immediately vested and we also received an additional 5% interest in Run Rabbit Run, bringing our total ownership interest to 17.5%. The principal and accrued interest at 10% per annum is due in March 2010.

Certain Employees. During 2007, we awarded stock options and restricted stock to certain employees of the stations which are owned by Hearst and managed by us (which employees also receive other compensation directly from Hearst). During 2007 we awarded these employees an aggregate of 22,025 stock options and 8,871 shares of restricted stock. In addition, Michael E. Pulitzer, Jr., the son of our former director Michael E. Pulitzer, is the Station Manager/Program Director at WXII-TV, our television station in Winston-Salem, North Carolina. He has been employed at this station since 1990 and his cash compensation in 2007 was approximately $200,168. He also received 1,000 stock options and 286 shares of restricted stock in 2007.

Related Party Transaction Approval Policy. We have a Code of Business Conduct and Ethics that applies to all transactions between our directors, officers and employees. The Code of Business Conduct and Ethics is available on our Web site at *www.hearstargyle.com*. In addition, with respect to material transactions between the Company and any of our 5% or greater stockholders, our policy is to require approval of those transactions by our independent directors.

EXECUTIVE OFFICERS OF THE COMPANY

Our executive officers as of April 1, 2008, are as follows:

Name	Age	Position
David J. Barrett*	59	President and Chief Executive Officer
Harry T. Hawks	54	Executive Vice President and Chief Financial Officer
Philip M. Stolz	60	Senior Vice President
Frank C. Biancuzzo	48	Senior Vice President

* Member of the Board of Directors. See "Directors Continuing in Office" for additional information.

Harry T. Hawks has served as our Executive Vice President and Chief Financial Officer since February 2000 and as our Senior Vice President and Chief Financial Officer from the consummation of the Hearst Transaction on August 29, 1997 until February 2000. Prior to this time and since August 1994, he served as our Chief Financial Officer and Treasurer. Mr. Hawks served as Vice President—Finance of Argyle Television Holding, Inc. (a television company unrelated to our present business) from March 1993 until June 1993, and from June 1993 to April 1995 he served as its Chief Financial Officer. Prior to joining Argyle Television Holding, Inc., Mr. Hawks co-founded Cumberland Capital Corporation, a merchant banking firm, where he served as President and as a Director from 1989 until 1992.

Philip M. Stolz has served as our Senior Vice President since December 1998. Prior to his appointment as Senior Vice President, Mr. Stolz served as President and General Manager of WBAL-TV, our television station in Baltimore, Maryland. Mr. Stolz joined WBAL-TV in 1991 as Vice President and General Manager.

Frank C. Biancuzzo has served as our Senior Vice President since February 2007. Prior to his appointment as Senior Vice President, Mr. Biancuzzo served as President and General Manager of WISN-TV, our television station in Milwaukee, Wisconsin from April 2002 to January 2007, and as our Vice President of Marketing and Promotion from August 1997 to March 2002. Before joining Hearst Broadcasting as Director of Promotion and Marketing in 1995, Mr. Biancuzzo was Vice President of Marketing Research and Consultation at Frank N. Magid Associates, where he provided strategic planning for an international clientele of local television stations, broadcast groups and networks from November 1988 to December 1994.

AUDIT COMMITTEE REPORT

The Audit Committee has reviewed and discussed the audited financial statements with our management. The Audit Committee has discussed with our independent auditors the matters required to be discussed by Statement on Auditing Standards No. 61 (Codification of Statements on Auditing Standards, AU Section 380). The Audit Committee has received the written disclosures and the letter from the independent auditors required by Independence Standards Board Standard No. 1, and has discussed with the independent auditors the independent auditors' independence. Additionally, the Audit Committee has reviewed fees charged by the independent auditors and has monitored whether the non-audit services provided by its independent auditors are compatible with maintaining the independence of such auditors. Based upon its reviews and discussions, the Audit Committee recommended to our Board of Directors that the audited financial statements be included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2007 for filing with the SEC and the Board approved that recommendation.

David Pulver, *Chair*
Ken J. Elkins
Caroline L. Williams

PRINCIPAL STOCKHOLDERS

As of the Record Date, we had issued and outstanding and entitled to vote at the Annual Meeting, 52,604,916 shares of Series A Common Stock and 41,298,648 shares of Series B Common Stock.

The following table sets forth information as of the Record Date regarding the beneficial ownership of our Series A Common Stock and the Series B Common Stock by (i) each person who is known by us to own beneficially more than 5% of the outstanding shares of Common Stock; (ii) each director and nominee for director and each of our executive officers named in the Summary Compensation Table; and (iii) all of our directors and executive officers as of December 31, 2007 as a group. Unless otherwise indicated below, to our knowledge, all persons listed below have sole voting and investment power with respect to their shares of Common Stock. The number of shares set forth below includes shares of restricted stock, which are outstanding but subject to forfeiture until restrictions lapse, and shares issuable pursuant to options and conversion rights that are exercisable within 60 days of March 21, 2008.

	Series A Common Stock Beneficial Ownership(2)		Series B Common Stock Beneficial Ownership	
Name and Address(1)	Number	Percent of Series (%)	Number	Percent of Series (%)
David J. Barrett(3)	888,957	1.7%	—	—
Harry T. Hawks(4)(5)	367,349	*	—	—
Steven A. Hobbs(6)	93,400	*		
Terry Mackin	7,697	*	—	—
Bob Marbut(4)(7)	377,014	*	—	—
Frank A. Bennack, Jr.	26,000	*	—	—
John G. Conomikes	21,000	*	—	—
Ken J. Elkins(8)	50,060	*	—	—
Victor F. Ganzi	50,000	*	—	—
George R. Hearst, Jr.	15,000	*	—	—
William Randolph Hearst III(9)	47,000	*	—	—
Gilbert C. Maurer	11,000	*	—	—
David Pulver(4)(10)	117,156	*	—	—
Caroline L. Williams(11)	64,446	*	—	—
All Company directors and executive officers as a group (14 persons)(12)	2,136,079	4.1%	—	—
Hearst Broadcasting, Inc.(13)	29,724,908	56.5%	41,298,648(14)	100%
Private Capital Management(15)	11,645,709	22.1%	—	—

* Represents beneficial ownership of less than 1% of the issued and outstanding shares of Series A Common Stock.

(1) Unless otherwise indicated, the address of each person or entity named in the table is c/o Hearst-Argyle Television, Inc., 300 West 57th Street, New York, New York 10019.

(2) Number and percent of outstanding Series A Common Stock does not include any shares of Series A Common Stock issuable upon the conversion of the Series B Common Stock and 7.5% Preferred Securities into Series A Common Stock.

(3) Includes 854,000 shares of Series A Common Stock issuable pursuant to stock options exercisable within 60 days of March 21, 2008.

(4) Indicates that such person is a party to a Registration Rights Agreement with the Company dated as of August 29, 1997.

(5) Includes 280,000 shares of Series A Common Stock issuable pursuant to stock options exercisable within 60 days of March 21, 2008.

(6) Includes 80,000 shares of Series A Common Stock issuable pursuant to stock options exercisable within 60 days of March 21, 2008.

(7) Includes 15,000 shares of Series A Common Stock issuable pursuant to stock options exercisable within 60 days of March 21, 2008.

(8) Includes 36,000 shares of Series A Common Stock issuable pursuant to stock options exercisable within 60 days of March 21, 2008.

(9) Includes 35,000 shares of Series A Common Stock issuable pursuant to stock options exercisable within 60 days of March 21, 2008.

(10) Includes 47,500 shares of Series A Common Stock issuable pursuant to stock options exercisable within 60 days of March 21, 2008.

(11) Includes 47,500 shares of Series A Common Stock issuable pursuant to stock options exercisable within 60 days of March 21, 2008.

(12) Includes 1,395,000 shares of Series A Common Stock issuable pursuant to stock options exercisable within 60 days of March 21, 2008.

(13) Does not include 986,131 shares of Series A Common Stock issuable pursuant to the potential conversion of 7.5% Preferred Securities owned by Hearst Broadcasting.

The Hearst Family Trust is the sole common stockholder of Hearst, which is the sole stockholder of Hearst Holdings, which is the sole stockholder of Hearst Broadcasting. The address of The Hearst Family Trust is 300 West 57th Street, New York, New York 10019. The address of Hearst, Hearst Holdings and Hearst Broadcasting is 300 West 57th Street, New York, New York 10019.

(14) Indicates the number of shares of Series B Common Stock held by Hearst Broadcasting. The shares of Series B Common Stock are convertible at any time at the option of the holder on a share-for-share basis into shares of Series A Common Stock.

(15) Based on the Schedule 13G, Amendment No. 3, filed by Private Capital Management, L.P. ("PCM") on January 10, 2008 reporting beneficial ownership of our Series A Common Stock as of December 31, 2007. The address of PCM is 8889 Pelican Bay Blvd, Suite 500, Naples, FL 34108.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

The SEC requires that each registrant's executive officers and directors, and beneficial owners of more than 10% of any class of equity security registered pursuant to the Exchange Act, make certain filings on a timely basis under Section 16(a) of the Exchange Act. We believe that during the past fiscal year all of our officers, directors and greater than 10% beneficial holders reported on a timely basis all transactions required to be reported by Section 16(a) during fiscal year 2006, except for Frank Bennack, John Conomikes and Gil Maurer, whose annual option and restricted stock grants for Board service were granted on August 13, 2007 and were reported on Form 4s filed on September 4, 2007 due to administrative error.

ANNUAL REPORT ON FORM 10-K

Upon written request of any beneficial stockholder or stockholder of record, we will provide without a charge a copy of our Annual Report on Form 10-K for the fiscal year ended December 31, 2007 (including the exhibits, financial statements and the schedules thereto required to be filed with the SEC pursuant to Rule 13a-1 under the Exchange Act). Requests should be addressed to the Investor Relations Department, Hearst-Argyle Television, Inc., 300 West 57th Street, New York, New York 10019.

STOCKHOLDER PROPOSAL DEADLINE FOR 2008 ANNUAL MEETING

Stockholder proposals to be presented at the 2008 Annual Meeting of Stockholders, for inclusion in our Proxy Statement and form of Proxy relating to that meeting, must be received by us at our offices in New York, New York, addressed to our Secretary, not later than December 3, 2008. Such proposals must comply with our Bylaws and the requirements of Regulation 14A of the Exchange Act. We may solicit proxies to use discretionary authority to vote on any stockholder proposal received after February 16, 2008.

OTHER MATTERS

At the date of this Proxy Statement, management was not aware that any matters not referred to in this Proxy Statement would be presented for action at the Annual Meeting. If any other matters should come before the meeting, the persons named in the accompanying form of Proxy will have discretionary authority to vote all Proxies in accordance with their best judgment, unless otherwise restricted by law.

By Order of the Board of Directors,

David J. Barrett,
President and Chief Executive Officer

Dated: April 4, 2008

HEARST-ARGYLE TELEVISION, INC.
2003 INCENTIVE COMPENSATION PLAN

1. Purpose of the Plan.

The purpose of the Plan is to enable the Compensation Committee to establish performance goals for officers and other select employees of Hearst-Argyle Television, Inc. and its subsidiaries, to determine bonuses which will be awarded to such officers and select employees on the basis of performance goals established for them and to ensure that bonus payments are in accordance with the arrangements established by the Committee.

2. Definitions.

As used in this Plan, the following definitions apply:

(a) "Bonus" means the bonus to which an Employee is entitled under a bonus arrangement established by the Committee under the Plan.

(b) "Bonus Formula" means the formula for calculating an Employee's Bonus on the basis of, a performance goal established under the Plan or otherwise.

(c) "EBITDA" means earnings before interest, taxes, depreciation and amortization.

(d) "Employee" means an employee of the Company.

(e) "Code" means the Internal Revenue Code of 1986, as amended.

(f) "Committee" means the Compensation Committee or a subcommittee of the Compensation Committee consisting solely of Outside Directors.

(g) "Company" means Hearst-Argyle Television, Inc., a Delaware corporation, and its more than 50% owned subsidiaries.

(h) "Compensation Committee" means the Compensation Committee of the Company's Board of Directors; provided, however, that, with respect to any Employee who is expected by the Committee to be a "covered employee" within the meaning of Section 162(m) of the Code for the year for which an award hereunder is made, all of the rights and responsibilities of the Committee hereunder (as determined without regard to this provision) shall be the rights and responsibilities of a subcommittee of the Compensation Committee consisting solely of at least two Outside Directors.

(i) "Outside Director" means a director of the Company who qualifies as an independent director for the purposes of Section 162(m) of the Code.

(j) "Plan" means this Hearst-Argyle Television, Inc. 2003 Incentive Compensation Plan.

3. Authority to Establish Performance Goals and Bonuses.

(a) The Committee will have the authority to establish for any Employee who is an officer, or who the Committee determines to be a participating employee, of the Company or any subsidiary a performance goal, and a Bonus Formula related to that performance goal, for any fiscal year of the Company, or for a period which is shorter or longer than a single fiscal year. A Bonus Formula (i) may be a percentage, or may be based upon the extent of achievement of specified levels, of (x) the Company's consolidated pre-tax or after-tax earnings or EBITDA, (y) the pre-tax or after tax earnings, or the EBITDA, of any particular subsidiary, division or other business unit of the Company or (z) changes (or the absence of changes) in the per share or aggregate market price of the Company's common stock, or (ii) the extent of achievement of specified levels of revenues, earnings, costs, broadcast cash flow, operating cash flow, return on assets, return on equity, return on capital or return on investment with regard to the Company, particular subsidiaries, divisions or other business units of the Company or particular Employees or groups of employees. Performance goals may be absolute amounts or percentages of amounts or may be relative to the performance of other companies or of indexes. Notwithstanding the foregoing, in the case of any Bonus for which an exception from the limitations of Section 162(m) of the Code is not being sought, the Committee may grant such Bonus on bases other than as contemplated above.

(b) The Committee may determine the Bonus Formula which will determine the Bonus an Employee will receive with regard to a fiscal year or other period. However, no Employee may be awarded a Bonus for any fiscal year in excess of $2 million. Notwithstanding any other provision hereof, the Committee may, at any time at or before the time at which it issues a certification in respect of an Employee's Bonus as contemplated by Section 4, provide in its discretion (which, for the avoidance of doubt, need not be exercised uniformly) for the elimination or reduction of the amount payable as the Bonus to that particular Employee (and the reduced amount (or zero dollars, in the case of an elimination) shall thereupon be the amount of the Employee's Bonus.

(c) When the Committee establishes a performance goal and Bonus Formula for an Employee, the Committee may provide (i) that the resulting Bonus will be paid in a single lump sum or that the resulting Bonus will be paid over a period of years, with or without interest on deferred payments, and (ii) if a Bonus is to be paid over a period of years, whether the right to the unpaid portion of the Bonus will be forfeited if the Employee ceases to be employed by the Company before the bonus is paid in full.

4. Review of Payment of Bonuses.

Promptly after the end of each fiscal year of the Company, the management of the Company will present to the Committee a list showing with regard to each employee who has become entitled to a Bonus with regard to that fiscal year (i) the Employee's performance goal or Bonus Formula with regard to that fiscal year, (ii) the extent to which the performance goal was achieved or exceeded, or other applicable information relating to the performance goal or otherwise applicable to the Employee's Bonus Formula, and (iii) the Bonus to which the Employee is entitled with regard to the fiscal year. No Bonus may be paid to an Employee with regard to a fiscal year until the Committee certifies that the Bonus with regard to that Employee shown on the list (or on an amended list) is correct based upon the performance goal and the Bonus Formula established for the Employee with regard to the fiscal year.

5. Administration of the Plan.

(a) The Plan will be administered by the Committee.

(b) The Committee will have full power to construe, interpret and administer the Plan and to establish and change the rules and regulations for its administration. Any interpretation by the Committee of the Plan or of any performance goal or Bonus Formula established for an Employee under the Plan, and any determination of the Committee regarding the Bonus to which any employee is entitled, will bind the Company and all Employees who are affected by it.

(c) The Committee will have total discretion to determine whether performance goals and Bonus Formulae are to be established under the Plan for particular Employees. The Committee will not be required to establish similar performance goals or similar Bonus Formulae for employees who hold similar positions.

6. No Rights to Continued Employment.

Nothing in the Plan or in the establishment of any performance goal or Bonus Formula, and no award of any Bonus which is payable immediately or in the future (whether or not future payments may be forfeited), will give any officer or employee of the Company a right to continue to be an officer or employee of the Company or in any other way affect the right of the Company to terminate the officer position or employment of any officer or employee at any time.

7. Effective Date.

This Plan is effective as of May 6, 2003, provided that the stockholders of the Company approve the Plan at the first annual meeting of stockholders held after that date. Performance goals and Bonus Formulae may be established prior to the time the stockholders of the Company approve this Plan. However, no Bonuses will be paid under this Plan unless it is approved by the stockholders of the Company.

8. Amendments of the Plan.

The Committee may, with the approval of the Board of Directors of the Company, amend the Plan at any time, except that no amendment to the Plan will be effective if it materially changes any of the criteria on which Bonuses may be based, alters the maximum Bonus which may be paid to an Employee with regard to a fiscal year or other period, or otherwise materially changes the Plan, unless, to the extent required under the rules of Section 162(m) of the Code, the amendment is approved by the stockholders of the Company. Without limiting the Committee's discretion under Section 3(b), no amendment to the Plan may change any performance goal or Bonus Formula which has been established for an Employee, or affect any Employee's right to receive a Bonus which has been earned as a result of a performance goal or Bonus Formula established for the Employee, before the amendment, unless the Employee consents to the change.

9. Termination of the Plan.

The Plan may be terminated at any time by the Committee, with the approval of the Board of Directors of the Company. However, termination of the Plan will not affect any performance goal or Bonus Formula which has been established before the Plan is terminated or the right of any Employee to receive payments of a Bonus which the Employee earned before the Plan is terminated.

* * *

As approved by the shareholders of the Company on May 6, 2003.

HEARST-ARGYLE TELEVISION, INC.
AUDIT COMMITTEE CHARTER

The Committee's Purposes.

The Audit Committee (the "Committee") shall provide assistance to the Board of Directors (the "Board") of Hearst-Argyle Television, Inc. ("HTV") in fulfilling its responsibilities to the shareholders relating to the corporate accounting and reporting practices of HTV and its subsidiaries, the quality and integrity of HTV's consolidated financial statements, HTV's compliance with legal and regulatory requirements, the performance, qualifications and independence of HTV's external auditors and the performance and qualifications of HTV's internal audit function.

In doing so, it is the responsibility of the Committee to maintain free and open means of communication among the Board and external auditors, internal auditors and the management of HTV. The Committee will take appropriate actions to set the tone of integrity and high standards in HTV's reporting and business practices. HTV's external auditors are ultimately accountable to the Committee and the Board.

Membership and Independence.

The Committee shall be composed solely of outside directors who have no employment or professional relationship with HTV and are independent of HTV management and who comply with the requirements for serving on audit committees as set forth in the corporate governance standards of the New York Stock Exchange and with all other applicable laws, rules and regulations.

The Committee will have at least three members, who are appointed by the Board. The Board shall appoint one of the members of the Committee to serve as Chairperson.

The Committee's Duties and Responsibilities.

Appointment of External Auditors.

The Committee shall be directly responsible for the appointment (subject to stockholder ratification), compensation, retention and oversight of the work of the external auditors (including resolution of disagreements between HTV's management and the external auditors regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for HTV. The Committee shall also be responsible for preapproving all audit and permitted non-audit services to be provided by HTV's external auditors. The external auditors shall report directly to the Committee.

Review of the External Auditors.

The Committee shall evaluate, at least annually, HTV's external auditors' qualifications, performance and independence and present a report to the Board of its conclusions with respect to such evaluation. In connection with this evaluation, the Committee shall obtain and review an annual report from HTV's external auditors describing: such external auditors' internal quality-control procedures; any material issues raised by the most recent internal quality-control review, or peer review, of such external auditors, or by any inquiry or investigation by government or professional authorities within the preceding five years, respecting one or more independent audits carried out by such external auditors, and any steps taken to deal with any such issues; and (to assess the auditors' independence) all relationships between such external auditors and HTV. In making its evaluation, the Committee shall take into account the opinions of management and HTV's internal auditors.

Risk Assessment and Accounting Controls.

The Committee shall discuss and review policies with respect to risk assessment and risk management, including guidelines and policies to govern the process by which risk assessment and risk management is undertaken.

The Committee shall review with management, the external auditors and the internal auditors the adequacy and effectiveness of the system of internal accounting controls of HTV, any recommendations of the external and/or internal auditors with respect to any material weaknesses in the system of internal controls and any material matters or problems with respect to accounting, EDP records, procedures or operations of HTV which have not been resolved to such auditors' satisfaction after having been brought to the attention of management.

The Annual Audit.

The Committee shall meet with management and the external auditors prior to commencement of the annual audit by the external auditors for the purpose of reviewing the scope and audit procedures of such audit, including special audit risk areas and materiality. The Committee shall meet again with the external auditors subsequent to completion of that audit for the purpose of reviewing the results.

The Committee shall review with HTV's external auditors any audit problems or difficulties and management's response, including (i) any restrictions on the scope of the external auditors' activities and any disagreements with management, and, if applicable, also including any accounting adjustments that were noted or proposed by the auditors but were "passed" (including similar adjustments that were passed because individually they were not material); and (ii) any "management" or "internal control" letters issued by HTV's external auditors.

Hiring Policies.

The Committee shall set clear hiring policies for employees or former employees of the external auditors.

The Internal Audit Function.

The Committee shall review the internal auditors' proposed annual audit plan for the current year, including their financial budget and staffing requirements to complete the audit plan.

The Committee shall review the results of the audit, any problems or difficulties that internal audit encountered in the course of the audit work, and any questions, comments or suggestions internal audit may have relating to the internal controls and accounting practices and procedures.

The Committee shall review the internal auditors' performance, staff qualifications, independence and coordination with other functions such as external audit. In addition, the Committee shall meet periodically with internal audit in private session (without the participation of management or the independent auditors).

Earnings Releases.

Committee shall discuss financial statements to be included with earnings press releases. The Committee shall also discuss financial information and earnings guidance to be provided to analysts and rating agencies, though this can be done generally (i.e., discussion of the types of information to be disclosed and the type of presentation to be made). HTV may provide earnings guidance prior to discussion of that guidance by the Committee.

Review of Financial Statements.

Prior to the filing of HTV's Quarterly Report on Form 10-Q, the Committee shall review with management and the external auditors the Form 10-Q, including HTV's disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations," and any matters of significance, including significant adjustments, management judgments and accounting estimates, significant reserves and/or accruals, significant accounting principles, disagreements between management and the external auditors and their effect, if any, on HTV's consolidated financial statements and recent or proposed requirements of the SEC, FASB or other similar bodies.

Prior to the filing of HTV's Annual Report on Form 10-K, the Committee will review with management and the external auditors the Form 10-K, including HTV's disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations," and matters described in Statement on Auditing Standards No. 61, as may be modified or supplemented, of the AICPA, Communication with Audit Committees, including significant adjustments, management judgments and accounting estimates, significant reserves and/or accruals, significant accounting principles, disagreements between management and the external auditors and their effect, if any, on HTV's consolidated financial statements and recent or proposed requirements of the SEC, FASB or other similar bodies, and recommend to the Board whether the audited financial statements of HTV should be included in HTV's Annual Report on Form 10-K.

The Committee shall obtain and review reports from the external auditors regarding: (i) all critical accounting policies and practices HTV uses or expects to use; (ii) all alternative treatments of financial information within U.S. generally accepted accounting principles ("GAAP") that have been discussed with HTV's management, the ramifications of the use of such alternative disclosures and treatments, the treatment preferred by the external auditors; and (iii) other material written communications between the external auditors and HTV's management.

The Committee shall discuss with the external auditors, the auditors' judgments about the quality—not just the acceptability—of HTV's accounting principles as applied in its consolidated financial statements. The discussion should include such issues as the clarity of HTV's financial disclosures, the degree of aggressiveness or conservatism of HTV's accounting principles, and the underlying estimates and other significant decisions made by management in preparing the financial disclosures.

Proxy Report.

The Committee shall issue a report annually to the Board, a copy of which shall be included in HTV's annual meeting proxy statement, stating whether the Committee has: (i) reviewed and discussed the audited financial statements with management; (ii) discussed with the external auditors the matters required to be discussed by Statement on Auditing Standards No. 61; (iii) received from the external auditors disclosures regarding the auditors' independence required by Independence Standards Board 1 and discussed with the external auditors the auditors independence; and (iv) recommended to the Board that the audited financial statements to be included in HTV's Annual Report on Form 10-K.

Meetings with Auditors and Management.

The Committee shall provide sufficient opportunity for the external auditors and the internal auditors, separately, to meet with members of the Committee without management present and for the Committee to meet separately with management. Among the items to be discussed at these meetings are the evaluation of HTV's financial, accounting and internal auditing personnel, and the cooperation that the auditors received during the course of audit.

The Committee shall serve as management's, the external auditors' and the internal auditors' access to the Board with respect to all matters within the scope of the Committee.

The Committee shall instruct management, the external auditors and the internal auditors that the Committee expects to be advised if there are areas that require the Committee's special attention.

Reporting to the Board.

The Committee will report to the Board on a regular basis and submit the minutes of all Committee meetings to the Board.

Investigations.

The Committee shall investigate all matters brought to the Committee's attention within the scope of its duties.

Complaint Procedures.

The Committee shall establish procedures for (a) the receipt, retention, and treatment of complaints received by HTV regarding accounting, internal accounting controls, or auditing matters; and (b) the confidential, anonymous submission by employees of HTV of concerns regarding questionable accounting or auditing matters.

Authority to Engage Advisers.

The Committee shall have the authority to engage independent counsel and other advisers, as it deems necessary to carry out its duties.

Funding.

HTV shall provide appropriate funding, as determined by the Committee, for payment of (i) compensation to the external auditors for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for HTV, (ii) compensation to any advisers employed by the Committee in accordance with this charter and (iii) ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

Legal Compliance.

The Committee shall review the circumstances of any significant fraudulent or illegal activities that may be discovered and any preventative action taken in response to such activities. The Committee shall initiate an investigation of any special situation, if warranted.

The Committee shall review compliance with all applicable Securities and Exchange Commission and New York Stock Exchange rules and regulations.

Review of Litigation.

The Committee shall review the status of significant litigation with in-house general counsel and outside legal counsel, if appropriate, and whether reserves, if any, in connection with actual and/or potential litigation are appropriate.

Review Audit of Employee Plans.

The Committee shall review with management and the external auditors the audit of employee benefit plans.

Review of Tax Matters.

The Committee shall review with management and HTV's tax advisors the status of tax returns, including open years and potential disputes. The Committee shall review with the external auditors the adequacy of tax reserves included in HTV's consolidated financial statements.

Review of the Committee Charter.

The Committee shall annually review and assess this Charter.

Performance Evaluations.

The Committee shall conduct an annual evaluation of the Committee's own performance.

Limitations on Scope of Committee's Duties and Responsibilities.

The Committee members shall serve on the Committee subject to the understanding on their part and the part of HTV management, the external auditors and the internal auditors that:

- the Committee members are not employees or officers of HTV and are not directly involved in HTV's daily operations, and they will not serve as members of the Committee on a full-time basis;
- the Committee members expect HTV's management, the external auditors and the internal auditors to provide the Committee with prompt and accurate information, so that the Committee can discharge its duties properly; and
- to the extent permitted by law, the Committee shall be entitled to rely on the information and opinions of the persons and entities noted above in carrying out its responsibilities.

The Committee members, in adopting this Charter and in agreeing to serve on the Committee, do so in reliance on, among other things, the provisions of HTV's Certificate of Incorporation which:

- together with the bylaws, provides indemnification for their benefit; and
- to the fullest extent provided by law, provides that no director shall be liable to HTV or its stockholders for monetary damages for breach of fiduciary duty as a director.

As amended March 29, 2007

▼ IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

HEARST-ARGYLE *television inc*

Proxy — HEARST-ARGYLE TELEVISION, INC.

This Proxy is solicited on behalf of the Board of Directors of Hearst-Argyle Television, Inc.

The undersigned hereby appoints David J. Barrett, Victor F. Ganzi and Harry T. Hawks, or any one or more of them, as Proxies, each with the power to appoint his substitute, and hereby authorizes each of them to represent and to vote as designated on the reverse all the shares of Series A Common Stock of Hearst-Argyle Television, Inc., held of record by the undersigned on March 21, 2008, at the Annual Meeting of Stockholders to be held on May 6, 2008, or any adjournment thereof.

Item 1, Item 2 and Item 3 were proposed by Hearst-Argyle Television, Inc. This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned stockholder. **If no direction is made, this Proxy will be voted for Items 1, 2 and 3, and as the proxy holders may determine in their discretion with regard to any other matter properly brought before the Annual Meeting.**

If you vote by telephone or the Internet, please DO NOT mail back this proxy card.

PLEASE MARK, SIGN, DATE AND RETURN THE PROXY CARD PROMPTLY USING THE ENCLOSED ENVELOPE.

(Continued and to be signed on reverse side.)

HEARST-ARGYLE *television inc*

Electronic Voting Instructions

You can vote by Internet or telephone!
Available 24 hours a day, 7 days a week!

Instead of mailing your proxy, you may choose one of the two voting methods outlined below to vote your proxy.

VALIDATION DETAILS ARE LOCATED BELOW IN THE TITLE BAR.

Proxies submitted by the Internet or telephone must be received by 1:00 a.m., Central Time, on May 6, 2008.

Vote by Internet
- Log on to the Internet and go to **www.investorvote.com**
- Follow the steps outlined on the secured website.

Vote by telephone
- Call toll free 1-800-652-VOTE (8683) within the United States, Canada & Puerto Rico any time on a touch tone telephone. There is **NO CHARGE** to you for the call.
- Follow the instructions provided by the recorded message.

Using a black ink pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas. [X]

Annual Meeting Proxy Card

▼ IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

A Proposals — The Board of Directors recommends a vote FOR the listed nominee and FOR proposals 2 and 3.

1. Election of Director:

	For	Withhold
01 - Caroline L. Williams*	☐	☐

* Series A Class I
(Term expires in 2010)

	For	Against	Abstain
2. Approval of Incentive Compensation Plan Proposal.	☐	☐	☐
3. Ratification of Deloitte & Touche LLP as Independent External Auditors.	☐	☐	☐

4. At the discretion of such Proxies, on any other matter that properly may come before the meeting or any adjournment thereof.

B Non-Voting Items

Change of Address — Please print new address below.

C Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

Please sign as name appears. When shares are held by joint tenants, both should sign. When signing as attorney, executor, administrator, trustee, or guardian, please give full title as such. If a corporation, please sign in the full corporate name by President or other authorized officer. If a partnership, please sign in partnership name by authorized person.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
/ /		

1 2 A V　　H T V B 1

001CD40033　　00V4IB　　017237_COMPANY_BLANKS_2_41152333/000009/000009/i

Corporate Information

Hearst-Argyle Television

Directors

David J. Barrett
President and Chief Executive Officer
Hearst-Argyle Television, Inc.

Frank A. Bennack, Jr.
Vice Chairman and Director
The Hearst Corporation (a diversified communications company)

John G. Conomikes
Director
The Hearst Corporation

Ken J. Elkins

Victor F. Ganzi
Chairman of the Board
Hearst-Argyle Television, Inc.
President, Chief Executive Officer and Director
The Hearst Corporation

George R. Hearst, Jr.
Chairman of the Board
The Hearst Corporation

William R. Hearst III
Partner, Kleiner, Perkins, Caufield and Byers
President, The William Randolph Hearst Foundation
Vice President, The Hearst Foundation
Director, The Hearst Corporation

Bob Marbut
Executive Chairman
SecTec Global, Inc.
(an electronic home security company)
Chairman and Co-Chief Executive Officer, Argyle Security, Inc.
Former Chairman
Hearst-Argyle Television, Inc.

Gilbert C. Maurer
Director
The Hearst Corporation

David Pulver
President
Cornerstone Capital Inc.
(a private investment firm)

Caroline Williams
President
Grey Seal Capital
(a private investment and consulting firm)

Officers

Victor F. Ganzi
Chairman of the Board

David J. Barrett
President and Chief Executive Officer

Harry T. Hawks
Executive Vice President and Chief Financial Officer

Frank Biancuzzo
Senior Vice President

Philip M. Stolz
Senior Vice President

Fred I. Young
Senior Vice President, News

Candy Altman
Vice President, News

Brian Bracco
Vice President, News

Emerson Coleman
Vice President, Programming

Martin Faubell
Vice President, Engineering

Ellen McClain Haime
Vice President, Finance

Kathleen Keefe
Vice President, Sales

Alvin R. Lustgarten
Vice President,
Information Technology and Administration

Jonathan C. Mintzer
Vice President, General Counsel and Corporate Secretary

Lydia G. Brown
Controller and Principal Accounting Officer

Transfer Agent and Registrar

Computershare Investor Services
Two North LaSalle Street
Chicago, IL 60602
Tel.: (312) 588-4991

Auditors

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281

Form 10-K Availability

A copy of the Company's Annual Report on Form 10-K as filed with the Securities and Exchange Commission is available without charge upon written request to the Company.

Investor Relations

Hearst-Argyle Television, Inc.
300 West 57th Street
New York, NY 10019
Tel.: (212) 887-6800
Fax: (212) 887-6855

Common Stock

The Series A Common Stock of Hearst-Argyle Television, Inc. is traded on the New York Stock Exchange under the trading symbol "HTV."

Visit our website,
www.hearstargyle.com,
which includes:

- Latest Company press releases
- Links to SEC filings
- Links to Hearst-Argyle station websites and the Internet Broadcasting network

This report includes or incorporates forward-looking statements. We based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements generally can be identified by the use of statements that include phrases such as "anticipate," "will," "may," "likely," "plan," "believe," "expect," "intend," "project," "forecast" or other such similar words and/or phrases. For these statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. The forward-looking statements contained in this report, concerning, among other things, trends and projections involving revenue, income, earnings, cash flow, liquidity, operating expenses, assets, liabilities, capital expenditures, dividends and capital structure, involve risks and uncertainties, and are subject to change based on various important factors. Those factors include the impact on our operations from changes in Federal regulation of broadcasting, including changes in Federal communications laws or regulations; local regulatory actions and conditions in the areas in which our stations operate; competition in the broadcast television markets we serve; our ability to obtain quality programming for our television stations; successful integration of television stations we acquire; pricing fluctuations in local and national advertising; changes in national and regional economies; changes in advertising trends and our advertisers' financial condition; and volatility in programming costs, industry consolidation, technological developments, and major world events. These and other matters we discuss in this report, or in the documents we incorporate by reference into this report, may cause actual results to differ from those we describe. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Designed by Curran & Connors, Inc. / www.curran-connors.com

HEARST-ARGYLE *television inc*

Hearst–Argyle Television, Inc.
300 West 57th Street
New York, NY 10019
www.hearstargyle.com

END